UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2019**



<IR>

DIVERSIFIED, DECISIVE, SUSTAINABLE BUSINESS



INTEGRATED REPORT 2019

AngloGoldAshanti

VISION



TO BE THE

LEADING MINING COMPANY

VALUES



Safety and Health



Dignity and respect



Accountability



Communities



Diversity



Environment

Sunrise Dam

2019 <IR>

CONTENTS

ABOUT OUR REPORT

PAGE 2

DIRECTORS' STATEMENT OF RESPONSIBILITY, COMMITMENT AND ASSURANCE

PAGE 3

M I S S I O N

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products.

V A L U E S

Our values and beliefs guide all decision-making and activities in the conduct of our business to ensure we make a positive impact. They underpin our environmental, social and governance (ESG) performance.

ABOUT ANGLOGOLD ASHANTI	2
Who we are – corporate profile	4
Key features of the year	6
Our strategy and investment case	8
How we create value – our business model	10
Economic value-added statement	12
Chairman's letter	14
WORLD IN WHICH WE OPERATE	16
Our external operating environment	18
Managing our risks and opportunities	20
Stakeholder engagement and material issues	30
DELIVERING ON OUR STRATEGY	36
CEO's review and outlook	38
Focus on people, safety and sustainability	41
People are our business	42
Managing ESG impacts for sustainability	48
Ensure financial flexibility and optimise overhead costs and capital expenditure	56
CFO's review	57
Financial review – three-year statistics	64
Improve portfolio quality and maintain long-term optionality	67
Regional reviews	68
Three-year statistics by operation	84
Mineral Resource and Ore Reserve – summary	94
Exploration and projects – planning for the future	102
LEADERSHIP AND ACCOUNTABILITY	106
Audit and Risk Committee: chairperson's report	108
Corporate governance, board and executive committee	110
Remuneration and Human Resources Committee: chairperson's letter	119
Remuneration report – overview of remuneration policy	123
Remuneration report – implementation report	138
CORPORATE INFORMATION	
Forward-looking statements	158
Administration and corporate information	159

AngloGold Ashanti's 2019 suite of reports comprises:

<IR> Integrated Report

<NOM>* Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

<SR> Sustainability Report

<R&R> Mineral Resource and Ore Reserve Report

<AFS> Annual Financial Statements

<WWW> Reporting website

* Publication has been delayed as the forthcoming annual general meeting has been postponed. See www.aga-reports.com.



ABOUT OUR REPORT

Scope, boundary and reporting principles

This integrated annual report, our primary report, covers the year from 1 January to 31 December 2019 and describes the relationship between AngloGold Ashanti's operational, financial and sustainable development performances and our overarching governance framework, how we manage risks and opportunities and our remuneration philosophy. In our reporting, we are committed to being honest and transparent. Structured in line with our strategic objectives, this report provides a concise, balanced review of our overall performance and progress made in delivering on our strategy. This is done within the context of our external operating environment, the ensuing material opportunities, risks and stakeholder concerns – as well as the long-term sustainability of our business. We also discuss the resource capitals used as we conduct business, our impacts, their interrelatedness and the trade-offs made in order to deliver on our objectives. More detailed information on our sustainable development performance and material issues is presented in the **<SR>** and in the individual **<OP>**, all of which are available online **1**.

In addition to complying with the King IV Report on Corporate Governance for South Africa, 2016 (King IV), this integrated report also complies with the International Integrated Reporting Council's Framework on Integrated Reporting, the South African Companies Act, No. 71 of 2008 (as amended) and the JSE Listings Requirements. We have also considered the contribution we make to the United Nations Sustainable Development Goals (SDGs), our support of the World Gold Council's recently introduced Responsible Gold Mining Principles, our responsibilities as a member of the International Council on Mining and Metals (ICMM) and other related targets.

This is a group level report covering the entire Company, its joint ventures and investments. While performance and targets are reported regionally, we report fully on all operations managed by AngloGold Ashanti. Those operations in which we have an ownership interest but do not manage – Kibali and Morila – are partially reported. Several asset sales have been recently announced or are currently underway (see *Corporate status – an update* in the *Corporate profile*). There were no significant changes to the scope, boundary or measurement methods used in this report. Any comparative restatements are indicated.

Information on joint ventures and other interests is provided if considered material. Production, costs and capital expenditure data are attributable, unless otherwise indicated. Employee data and average workforce data are reported for AngloGold Ashanti with joint ventures reported as attributable. Employee data includes both permanent employees and contractors. Any significant, material event that occurs between the end of the financial year and the date on which this report is approved is included.

1 *www.aga-reports.com*

Materiality and target audience

This report is aimed primarily at current and potential investors, and provides information considered to be material and of interest to them, enabling an informed assessment of our ability to create value and the future viability of our business. This integrated report will also be useful to other stakeholders – communities, various levels of government, regulators, non-governmental organisations (NGOs), among others – who have an interest in our performance and outlook.

The material risks and issues reported are those considered most likely to affect the sustainability of our business in the short, medium and long term. In identifying these, as well as any opportunities identified, we have considered our operating context and stakeholder feedback received during the year. Our most material stakeholder issues, which are referenced in this report, are discussed more fully in the **<SR>**.

Approvals and assurance

The information presented in this report has been subject to either an internal or external audit. Internal audit and approval processes include, among others, regular management assurance and reviews of information and data published.

In addition, our operations are subjected to risk-based, integrated, combined assurance reviews of the commercial, safety and sustainability aspects of our business. The outcomes of these internal processes and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures, and thus to ensure the accuracy of the information presented.

Financial information has been externally audited and signed off by Ernst & Young (EY) while certain, selected sustainability performance indicators reported have also been assured by EY – for further details, see the **<SR>**.

Navigating this document

1 *Indicates a hyperlink to an external source of information. All references to other 2019 reports are hyperlinked, as are references to other sections in this report. These hyperlinks are indicated by orange text.*

Note: Unless otherwise stated, $ or dollar refers to US dollar throughout this report. All information is attributable unless otherwise specified.




Online Integrated Report 2019

In addition to housing the full suite of 2019 annual reports, our online version of this integrated report presents its contents in an easily accessible format.

Legend of icons used in this report

Strategic focus areas

 **Focus on people, safety and sustainability**

 **Ensure financial flexibility**

 **Optimise overhead, costs and capital expenditure**

 **Improve portfolio quality**

 **Maintain long-term optionality**

Material issues [1]

 Employee safety

 Employee and community health

 Contributing to resilient, self-sustaining communities

 Responsible environmental stewardship

 Employee, community and asset security

 Artisanal and small-scale mining

 Respecting human rights

 Talent management, skills development and employee relations

 Navigating political uncertainty and risk

[1] *See* **<SR>** *for further detail on these material issues*

Our five capital resource inputs


NATURAL CAPITAL


HUMAN AND INTELLECTUAL CAPITAL


MANUFACTURED CAPITAL


FINANCIAL CAPITAL


SOCIAL AND RELATIONSHIP CAPITAL

Directors' statement of responsibility and commitment

The AngloGold Ashanti board, together with executive management, views the matters discussed in this report to be those that most influence our ability to successfully achieve our strategic objectives, to manage the risks we face and to create value. It is the board's collective opinion that the Integrated Report 2019 presents a balanced and fair account of AngloGold Ashanti, our performance in the past year and our outlook for the short, medium and the longer term. The board confirms AngloGold Ashanti's commitment to ethical leadership, governance, and to our corporate citizenship and assurance responsibilities, which are reflected throughout this report, in line with King IV, Principle 5.

The board, assisted by the Audit and Risk and the Social, Ethics and Sustainability committees, is ultimately responsible for ensuring and confirming the integrity and completeness of this report as well as of the entire suite of 2019 reports. Having applied its collective mind to the preparation, information and presentation of this report, the board resolved that all material issues have been addressed and that this report presents a fair and balanced view of AngloGold Ashanti's integrated performance for the year ended 31 December 2019.

This report was approved by the board of directors on 27 March 2020.

Chairman Sipho M Pityana	**Chief Executive Officer** Kelvin Dushnisky	**Chief Financial Officer** Christine Ramon
Chairperson: Audit and Risk Committee Rhidwaan Gasant	**Chairperson: Social, Ethics and Sustainability Committee** Nozipho January-Bardill	**Chairperson: Remuneration and Human Resources Committee** Maria Richter

Independent non-executive directors:
Alan Ferguson, Albert Garner, Nelisiwe Magubane, Maria Ramos, Rodney Ruston, Jochen Tilk

WHO WE ARE – CORPORATE PROFILE

AngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across ten countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products and will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance value creation.

ANGLOGOLD ASHANTI AT A GLANCE

- Third largest gold producer globally and the largest on the African continent, producing 3.3Moz and employing 34,263 people in 2019

- Leading responsible gold miner in meaningful partnership with host communities and government – we aim to create valuable outcomes for stakeholders over the long term

- Listed on four stock exchanges around the world – the Johannesburg, New York, Australian and Ghana exchanges – and included in the JSE Top 40 Index, FTSE/JSE Responsible Investment Index Series (of the FTSE4Good Index), Responsible Mining Index and the Dow Jones Sustainability Indices (now part of S&P Global Inc) and the Bloomberg Gender-Equality Index

- A geographically diverse shareholder base includes some of the world's largest financial institutions

- Market capitalisation of $9.28bn as at 31 December 2019

CORPORATE DEVELOPMENTS

- Obuasi redevelopment achieved first gold pour in December 2019

- Sale of South African and Mali assets announced

- Sale process of asset in Argentina advanced

- Closure at Yatela is on track and its sale is pending, subject to fulfillment of conditions precedent

Geographic shareholdings (%)



South Africa	24
United Kingdom	16
Europe	7
North America	43
Asia	6
Rest of the world and other	4

4 CONTINENTS

14 OPERATIONS

3 PROJECTS


1 JOINT VENTURE PARTNERS

Geita



MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM


Responsible Mining Index

Bloomberg Gender-Equality Index 2020

OUR FOOTPRINT


1
2
3
4
5
6
7
8
9
10

Our operations and projects are grouped regionally as follows:

AMERICAS

1 Argentina
Cerro Vanguardia (92.5%) (1)
2 Brazil
Serra Grande
AGA Mineração
3 Colombia
Gramalote (51%)*
La Colosa
Quebradona (2)

CONTINENTAL AFRICA

4 Guinea
Siguiri (85%)
5 Mali
Morila (40%) (5)
Sadiola (41%) (3)
6 Ghana
Iduapriem
Obuasi (4)
7 Democratic Republic of the Congo (DRC)
Kibali (45%) (5)
8 Tanzania
Geita

SOUTH AFRICA

9 South Africa
Mponeng (6)
Surface Operations (6)

AUSTRALIA

10 Australia
Sunrise Dam
Tropicana (70%)

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated

Legend

Operations Projects Asset sale underway Greenfields exploration

(1) Sale process at an advanced stage
(2) Change in ownership to 100% as B2Gold's shareholding was converted to a share of profits. Will be a copper mine producing gold and silver as by-products
(3) Agreement and sale announced December 2019
(4) Obuasi's redevelopment project began in 2019
(5) Kibali and Morila are managed and operated by Barrick Gold Corporation (Barrick)
(6) Agreement and sale announced post year end in February 2020
** An agreement reached for B2Gold to earn back 50:50 partnership effective from 1 January 2020*

KEY FEATURES OF THE YEAR

IMPROVED

2019 – another redefining year for AngloGold Ashanti. We improved the quality of our portfolio, balanced competing capital needs, delivered the Obuasi redevelopment project on time and within budget, supplemented the Ore Reserve in our core portfolio outside South Africa, further reduced debt and brought balance sheet leverage below target and grew our dividend, all while managing our operations through their safest year on record.

3.3Moz
production in line with guidance
(2018: 3.4Moz)

$998/oz
all-in sustaining cost
(2018: $976/oz)

$776/oz
total cash cost
(2018: $773/oz)

$127m
free cash flow
(2018:$67m)

3 REPORTABLE ENVIRONMENTAL INCIDENTS
(2018: 2)

ZERO fatalities in 2019

PORTFOLIO

3.5Moz
of Ore Reserve added in 2019
before depletion

0.91 times
adjusted net debt to adjusted
EBITDA

$814m
capital expenditure
(2018: $721m)

57%
increase in dividends per share





AngloGold Ashanti | 2019 <IR>

DELIVERING ON OUR STRATEGY AND INVESTMENT CASE

LEADERSHIP AND ACCOUNTABILITY

CORPORATE INFORMATION

OUR STRATEGY

ABOUT ANGLOGOLD ASHANTI

WORLD IN WHICH WE OPERATE

OUR CORE STRATEGIC FOCUS AREAS



Optimise overhead, costs and capital expenditure

Improve portfolio quality

Supporting our strategy for sustainable cash flow improvements and returns

Maintain long-term optionality

Ensure financial flexibility

Focus on people, safety and sustainability



People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.

See **<People are our business>** and **<Managing ESG impacts for sustainability>**



We must ensure our balance sheet always remains able to meet our core funding needs.

See **<Chairman's letter>**, **<Corporate governance>** and **<CFO's review>**



All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.

See **<CFO's review>** and **<Financial review – Three-year statistics>**



We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.

See **<CEO's review and outlook>** and **<Regional performance reviews>**



While we are focused on ensuring the most efficient day-to-day operation of our business, we must keep a close eye on creating a competitive pipeline of long-term opportunities.

See **<Regional performance reviews>** and **<Exploration and projects>**

Consistent delivery on targets, prudent cost management, maintaining balance sheet flexibility, and optionality to deliver value-adding growth, all while working towards zero harm in the workplace

OUR INVESTMENT CASE:



| Prioritising margins over volume; and improving cost management | Ongoing portfolio improvements and rationalisation, extensive and proven world-class exploration programme to maintain high-quality portfolio of long-life assets with a track record of disciplined capital allocation and project delivery | Transparent, decisive management team, focused on minimising risk and improving shareholder returns | Clear and predictable strategic approach with a decisive response to a lower gold price and maintaining discipline in a higher gold price environment | Balance sheet flexibility; appropriate liquidity, and maturities while within set covenant ratio | Well-developed engagement model ensures strong stakeholder relationships and maintains licence to operate |

STEADY PROGRESS



Increase in free cash flow	**Increase in average gold price received**	**Decline in adjusted net debt**	**Improvement in AIFR**
90%	**10%**	**5%**	**31%**
2019: $127m	**2019: $1,387/oz**	**2019: $1.572bn**	**2019: 3.31**
2018: $67m	2018: $1,261/oz	2018: $1.659bn	2018: 4.81

HOW WE CREATE VALUE – OUR BUSINESS   MODEL

We create value by safely and responsibly mining and marketing our products. Delivering on our mission entails ensuring that our business model and strategy are sufficiently robust and flexible to adapt to the ever-changing, dynamic world in which we operate.

Understanding the world in which we operate, how it impacts us, stakeholder expectations and how we impact others, is essential to successful delivery on our strategy and value creation. This understanding enables effective planning to mitigate risks, act on opportunities and deliver on our strategic objectives.

UNDERSTANDING OUR CONTEXT

Operating environment

Political environments, location, global macro-economics, and financial markets all have an impact on our ability to create value. Analysing, monitoring and evaluating variables and trends in our external environment guide us in identifying and managing risks and opportunities, and delivery on our strategy, enabling us to create value in the short and long term.



Serra Grande

Stakeholder relations

Similarly, our stakeholders can potentially have an impact on our operations and licence to operate. Their needs and expectations, our impact on them and the quality of our relationships with them can potentially affect our performance and ability to create value. Positive, transparent and regular interaction with stakeholders helps us to identify and better manage those material issues which matter most to stakeholders.

Key risks and opportunities

Risks:

- Elevated political and country risk
- Operational underperformance
- Delivery of growth projects
- Adverse gold, commodity and currency movements
- Cost competitiveness
- Covid-19*: see **<Emerging Risks>**

Opportunities:

- Balanced and disciplined approach to capital allocation
- Portfolio optionality through exploration and greenfield projects
- Business planning, optimisation and streamlining portfolio
- Improved production mix and cost profile
- Higher gold price

Material issues [1]

The material matters identified through feedback from our stakeholder engagement in terms of environmental, social and governance (ESG) factors are:

Environment: Responsible environmental stewardship

Social:
- Employee safety
- Employee and community health
- Contributing to resilient, self-sustaining communities
- Employee, community and asset security
- Artisanal and small-scale mining
- Talent management, skills development and employee relations

Governance:
- Respecting human rights
- Navigating political uncertainty and risk



Serra Grande

[1] See **<SR>** for further detail on these material issues

WHAT WE DO



GOVERNANCE

All that we do is guided by an overarching governance framework – decision-making, the conduct of our business and stakeholder engagement

Our core business activities are …

1. Exploration and mine development

2. Mining, processing and refining

STRATEGY AND STRATEGIC OBJECTIVES

3. Generating revenue, financial management

4. Rehabilitation and closure

Simultaneously, we acknowledge and act on our corporate social responsibilities

Our strategy is …

…to generate sustainable cash flow improvements and shareholder returns by focusing on five core strategic areas, each of which drives our plans for inward investment to enable improved quality of production, increased margins, extended mine lives and a portfolio that is viable in the longer term.



Optimise overhead, costs and capital expenditure

Improve portfolio quality

Ensure financial flexibility

Maintain long-term

Supporting our strategy for sustainable cash flow improvements and returns

Focus on people, safety and sustainability

Strategic planning goes hand in hand with the responsible and efficient allocation of resources. See <Our strategy and investment case>.

Creating and sharing value

Our overall aim is to create sustained long-term value for our stakeholders – employees, communities, investors and other business and social partners – and to leave communities and society better off for our having been there.

We ensure that we deliver on our mission and strategy and that we respond thoughtfully to opportunities while managing and minimising risks effectively.

Value by stakeholder:

For investors
Consistent, sustained returns by creating value, delivering sustainable free cash flows and growing dividends

For employees
Employment means learning and earning – training and skills development. This includes continuously nurturing a culture of accountability and respect

For communities
Investment in host communities – jobs, local economic development, infrastructure, health and education. We work in partnership to ensure that communities are socially and economically viable post mining. This includes promoting and facilitating local procurement and enterprise development as well as addressing and mitigating our social and environmental impacts

For governments
Contributions to the national fiscus, both directly and indirectly, with the payment of royalties and taxes and personal income tax on behalf of employees

ECONOMIC VALUE-ADDED STATEMENT
For the year ended 31 December 2019

GENERATION AND DISTRIBUTION OF ECONOMIC VALUE

ECONOMIC VALUE GENERATED

US dollar million	2019	2018
Gold sales and by-product income [1]	4,080	3,943
Interest received	20	17
Royalties received	3	10
Profit/(loss) from sale of assets	1	(20)
Income from investments	139	95
Other income	16	–
Total economic value generated	4,259	4,045

ECONOMIC VALUE DISTRIBUTED

US dollar million	2019	2018
Total distributed by recipient [2]	3,316	3,326
Employees	559	713
Salaries and wages	547	698
Training and development	12	15
Government	808	717
Current tax [3]	298	242
Royalties [4]	160	151
Employee taxes [4]	236	234
Production, property and other taxes [4]	114	90
Community [5]	26	21
Suppliers and services	1,715	1,673
Providers of capital	208	202
Finance costs and unwinding of obligations	181	178
Dividends	27	24

$559m
$808m
$26m
$1,715m
$208m

ECONOMIC VALUE RETAINED

	2019	2018
	943	719

[1] Gold income increased by 3% due to the higher gold price received for the year 2019

[2] Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and material issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal

[3] Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates

[4] Employee, production, property and other taxes and royalties reported on a cash basis

[5] Community and social investments exclude expenditure by equity accounted joint ventures

$4.26bn
total economic **value generated**

CONTRIBUTING TO THE SDGs

Related SDGs



ECONOMIC VALUE SUMMARY

Breakdown of economic value distributed – 2019



	$m
■ Suppliers and services	1,715
■ Government	808
■ Employees	559
■ Providers of capital	208
■ Communities	26

Total distributed: **$3.32bn**

Across the group, refunds are due to AngloGold Ashanti for input tax and fuel duties for an amount of $329m (2018: $276m), including attributable amounts of equity-accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes.

Value **distributed**

78%

Value **retained for growth**

22%

CHAIRMAN'S LETTER



Committed to the responsible conduct of our business, in line with our values

FOCUS ON ESG

Sipho M. Pityana
Chairman

Dear Stakeholder,

The year 2019 started on a tragic note when on 25 January the Brumadinho tailings dam in Brazil suffered a catastrophic failure, wiping everything in its wake and claiming 270 lives. The latter part of 2019 saw the emergence of an infectious ailment caused by a new virus, the coronavirus (covid-19), whose first epicentre was China before spreading across the globe, upending lives, disrupting economic activity and sending markets into a tailspin.

For AngloGold Ashanti, last year marked a record safety performance for the Company and an impressive delivery on our critical strategic objectives. For the first time in the history of this business, we recorded zero fatalities and the all injury frequency rate, the broadest measure of workplace safety, decreased to 3.31 injuries per million hours worked compared to 4.81 injuries per million hours worked in 2018. These unprecedented achievements are a result of cumulative investment, many years of sustained effort and an unwavering commitment to our ambition of zero harm.

Regrettably, in March 2020, a fatal seismic-related incident cost the lives of three colleagues: Johannes Radebe, Lucas Maapea, and Xolani Ngqwemese. This was to be followed soon after by a tramming-related accident in which Thabo Rakometsi died. We extend our sincere condolences to the families, colleagues, friends and communities of the deceased. A serious setback no doubt, but also a rude reminder, if there was ever need for one, that we must constantly guard against complacency while maintaining an emphasis on the constant need for vigilance.

Shaken by the Brumadinho tailings dam collapse in Brazil that resulted in a deluge of toxic mud that inundated people, homes and damaged the environment, we have actively worked with regulators and local communities to ensure confidence in the design and safety of our tailings storage facilities (TSFs), and in our related governance and oversight. Our board site visit to our operations Brazil left us with an increased resolve to do even more to ensure the integrity of our TSFs.

This unfortunate event and other developments that include evolving societal expectations of companies, highlight the importance of environment, sustainability, governance and data stewardship (ESG&D) risks and opportunities across industry sectors in terms of their ability to destroy, create and/or sustain value. Failure to effectively manage these factors risks lost business opportunities and the erosion of investor, employee and societal trust.

ESG&D focus

AngloGold Ashanti is driven by value-accretive strategies to achieve its business and financial objectives and we conduct our business responsibly, in line with our values. We carry a burden of responsibility for environmental stewardship, social justice, good governance, good corporate citizenship, diversity and inclusion and human rights, collectively characterised as ESG&D considerations. Hence our efforts to ensure that host communities share with us the benefits of mining, and that the countries in which we operate see fiscal benefits from the responsible development of their natural resources.

ESG&D is core to the strategy and long-term sustainability and health of our business. We accept the need to drive consistent improvement in this regard, and this is reflected in our commitment to decent work for our employees, enhancing workforce diversity including race and gender in our organisation, and reducing our carbon emissions. For more on these, see **<Managing our ESG impacts for sustainability>** in this report.

Our ESG&D performance receives constant attention and scrutiny from the Social, Ethics and Sustainability Committee of the board. Equally important, we are a business that is committed to harmonising the needs of all its stakeholders. Similarly, the board Investment Committee has ensured that we allocate our capital responsibly, efficiently and that we invest in the sustainability of the business and create value for all our stakeholders. This integrated report, and the accompanying **<SR>**, provide an account of our efforts in this regard. While we have made good progress, there remains much more to be done.

We are encouraged that ESG&D considerations have become increasingly important for institutional investors, who are rightly paying ever closer attention to the non-financial aspects of the performance of the companies in which they invest. It is encouraging for us to see private capital being deployed to solve some of society's most pressing challenges, notably climate change, entrenched social inequality, sustainability and environmental issues, including water security, biodiversity loss, waste and plastics in the ocean. We have anchored our priorities with the targets set out in the United Nations Sustainable Development Goals (the SDGs).

Simultaneously, we seek to ensure that the providers of capital – who have ample alternative placement options – are also well rewarded for investing in our Company. For us to achieve all of those things, we seek to ensure that we allocate our capital responsibly and efficiently and invest in the long-term health of our business.

Ensuring that these often-disparate needs are met to the greatest extent possible – and that expectations are appropriately managed along the way – lies at the heart of our commitment to ensure we maintain and strengthen our licence to operate. Achieving that balance requires honest dialogue and a clear understanding of these often-competing needs.

Capital allocation and asset sales

Our asset rationalisation strategy is driven by a single-minded disciplined asset capital allocation focus. Hence our decision to sell our assets in Mali, Argentina and South Africa while simultaneously recommissioning Obuasi in Ghana. These decisions have inevitably attracted much attention, particularly given our long operating history in each jurisdiction. We are jurisdiction agnostic and asset quality focused.

As a board, we are determined to ensure that the Company's finite capital is appropriately allocated to realise those opportunities that will deliver the best returns through the economic cycle. Given the breadth of our portfolio, we have several options from which to choose.

We firmly believe that by placing these assets in the hands of responsible new owners who have different investment priorities to ours, – Sadiola, Cerro Vanguardia, Mine Waste Solutions and Mponeng – will have longer and more productive lives, thereby securing jobs for our employees for a longer period than they would have had in our hands.

The sale of the South African assets, agreed soon after our financial year end, is a case in point. Harmony Gold Mining Limited (Harmony), a deep-level mining specialist with a long history of operating in South Africa, has already indicated it will do the work and due diligence necessary to extend the life of Mponeng, maintaining desperately needed jobs, tax revenues and associated benefits, well beyond the timespan we had envisaged.

Gold price tailwind and volatile economic environment

The gold price provided a strong tailwind during the year, as investors once again migrated toward its safe-haven qualities. The growing global stock of negative-yielding debt and a steady flow of unsettling macro-economic and geopolitical news from across the world reinforced the attractiveness of gold as a hedge. These factors have only increased in the new year, with heightened Iran-US tensions and the worrying prospect of a global coronavirus pandemic sending bullion to its highest level in more than six years. Additionally, tension between oil producers has put pressure on the oil price and markets are in turmoil with no end in sight.

The board and management remain resolute that we will not replicate the gold industry's mistakes of the past, in allowing rising costs, poor investment choices and undisciplined acquisitions to erode the margin benefit that the current higher gold price brings. The Investment Committee provides robust oversight to ensure this discipline is maintained.

We will continue to invest in our orebodies to extend their lives, provide much-needed operating flexibility and bring on stream new production. We will lower debt to improve leverage and reduce the overall risk profile of the business. And we will pay dividends to shareholders in line with our policy, while these capital priorities are unchanged.

As regards the covid-19 pandemic, the well-being of all AngloGold Ashanti employees is our priority. Covid-19 is the single biggest risk facing not only our business, but also the world economy. We have extensive experience in managing the Ebola virus in West Africa and other communicable diseases, and we intend to put this invaluable capability to good use during this time. Coupled with our strategy to strengthen our health discipline, every effort will be made to effectively manage its impact. This is a challenge to which we are adapting, and we are working closely with our employees, industry partners and the governments in all the countries in which we operate to manage the crisis and ensure business continuity while complying with applicable regulations and country restrictions during this time.

This pandemic, which is still evolving, has resulted in drastic actions by governments across the world, potentially leading to a global economic recession. To extricate the world from this shock requires a co-ordinated effort by all stakeholders and we are encouraged by the efforts of the World Health Organization in working with authorities and global experts to better understand this virus, its impact and, importantly, in guiding national responses to arrest its spread. In this era of stakeholder capitalism, it is crucial that in the midst of this crisis the livelihoods of the most vulnerable in our societies are protected and that health systems remain intact because, while we are currently pushing back against this virus, other communicable diseases including malaria and TB are also to be kept at bay.

Strategic follow-through

In my letter last year, I spoke of our ongoing work to unlock the latent value that exists within our Company. We remain as committed as ever to that task, with the knowledge that improving our fundamental valuation will be the product of several initiatives, including, among others, consistent delivery on our commitments, optimisation of our orebodies, disciplined allocation of capital, improved cash conversion, having a remuneration approach that enhances delivery on long-term strategy and continuing to strengthen our license to operate. I'm pleased to note that the management team has each of these areas in focus, and the board continues to monitor their progress in each.

Conclusion

Regrettably two board members – Nozipho January-Bardill and Rodney Ruston – will not be standing for re-election at the forthcoming Annual General Meeting (AGM), in accordance with board policies and guidelines. I thank both for their significant contribution over almost a decade in helping steer this company through the commodity downturn in a prudent and responsible way. Their efforts have helped ensure that AngloGold Ashanti is well placed to take advantage of the current upturn.

The board has nominated two new directors for election by shareholders at the 2020 AGM. We are pleased to welcome the newly appointed independent non-executive directors – Maria Ramos and Nelisiwe Magubane – who joined our board of directors with effect from 1 June 2019 and 1 January 2020, respectively. They bring a depth and breadth of financial, technical and corporate experience [1] that will ensure the board retains strong oversight of the Company and is effective in working with the executive leadership in setting the appropriate strategy.

Finally, I'd like, on behalf of the board, to thank the executive leadership team and every employee across the organisation for their tireless efforts and dedication, not only in achieving our strategic objectives but in upholding the values of the Company while doing so. To my fellow directors, thank you for your counsel, support, and robust engagement with issues that are all invaluable to making a success of this endeavour.

Sipho M. Pityana
Chairman
27 March 2020

[1] *See <Leadership and accountability> for further detail*

AngloGold Ashanti

SECTION 2

WORLD IN WHICH WE OPERATE

Explaining how external factors in the world in which we operate affect us, the resultant risks and opportunities, what we do in response and our engagement with stakeholders

Our external operating environment	18
Managing our risks and opportunities	20
Stakeholder engagement and material issues	30

Geita

OUR EXTERNAL OPERATING ENVIRONMENT

The business environment in which we operate is dynamic and complex, with influence from several external factors, which are beyond our control.

This can potentially affect our performance, ability to deliver on our strategy and its objectives, and thus to create value. The following factors have been identified and are considered as we strive to position AngloGold Ashanti to realise opportunities and to minimise risks.

External factor/variable	Explanation and potential impact on value	Our response
Global socio-economic and political outlook Related strategic focus areas:	**Gold price volatility:** The Company's business activities are focused on the production of gold, and thus is heavily exposed to the gold price. The gold price is influenced by global markets, geopolitical and macroeconomic factors, in addition to fundamental supply and demand drivers. **Exchange rate volatility:** The gold price is determined on global markets and based in US dollars. However, the Company's operating costs are sensitive to local currency movements in Brazil, Argentina, Australia and South Africa. **Global socio-economic factors:** The outbreak of the coronavirus (covid-19) and the US-China trade war have increased global economic uncertainty, causing global stock markets to fall sharply and boosting the gold price. The covid-19 virus has had a major economic impact with cities placed on lock down and border restrictions imposed by some countries across the world. This is having an impact on the global economy and may potentially impact supply-chain logistics. There could also be ramifications for our operations should employees contract the virus or due to mine operations having to be suspended.	• Focus on Operational Excellence initiatives with the aim to counter cost inflation and achieve cost savings • Expand margins, focusing on quality ounces over volumes • Portfolio optimisation focused on reducing costs and maximising margins • Actively work to mitigate any major disruptions due to covid-19 *For more on the preparedness work being carried out internally, see information below this table* • Careful monitoring of freight and shipping pricing and delays
Increasing pressure to reduce emissions, and further mitigate environmental impacts related to climate change Related strategic focus areas: Related material issue:	There is mounting pressure on mining companies to reduce their emissions of greenhouse gases, and to promote responsible practices in line with the Paris Accord, Conference of the Parties (COP) on Climate Change, the SDGs and the TCFD (Task Force on Climate-related Financial Disclosures) and related emission reduction targets. Water is a valuable natural resource whose availability is impacted by climate change – either during periods of extreme heat and drought (Australia) or periods of extreme rain (Brazil, Ghana).	• Focus on continuously improving our ESG performance • Identify and align corporate targets with SDGs and other guidelines, where relevant • Aim to align reporting on environmental management and climate-related impact with the guidelines and recommendations of the TCFD • Continue to comply with and meet investor requirements on our environmental impact as part of the industry frameworks, standards and guidelines, which include the ICMM, the UN-supported Principles for Responsible Investment (PRI), the United Nations Global Compact (UNGC) and the World Gold Council's Responsible Gold Mining Principles, among others

External factor/variable	Explanation and potential impact on value	Our response
Uncertain and increasingly rigorous regulatory environment Related strategic focus areas: Related material issue:	Regulatory certainty is important in making long-term investments in assets that span several decades. Potential regulatory changes relate to mining rights, the payment of taxes and royalties, and operating or closure and decommissioning requirements can have an impact on a project's investment returns. Increasing and more onerous regulations can result in increases in the cost of compliance, which may be compounded by any uncertainty in application or understanding. This can affect the financial position of the business and its sustainability as well as affect relationships with government and regulators.	• Engage constructively with governments, local stakeholder groups and regulators to optimise shared value • Carefully monitor regulatory changes and compliance • Reduction or impact on carbon footprint following the sale of the South Africa assets
Increasingly demanding stakeholder expectations Related strategic focus area: Related material issue:	Currently, companies, particularly mining companies, are facing greater scrutiny worldwide from various stakeholders: • The investment community and ratings agencies have expectations relating to financial and operating performance – and increasingly in terms of ESG factors – and to deliver on strategic objectives and commitments • Governments' expectations relate to our contributions to national/local economies and the fiscus, and to partnering in service delivery • Communities have expectations of economic benefits – employment and procurement opportunities, and the provision of infrastructure, health care and education	• Constructively engage with stakeholders with aim to: share value; better understand and manage expectations; and to secure and maintain our social license to operate • Ensure responsible corporate citizenship, in line with our values • Maintain and improve ESG performance and report this transparently
South Africa's sovereign rating Related strategic focus area:	The country's sovereign rating could impact AngloGold Ashanti's credit rating and the cost of and access to capital	• Engage with ratings agencies to provide a realistic understanding of the Company's potential operating and financial performance

Covid-19 preparedness

AngloGold Ashanti has established a covid-19 Crisis Committee, through which we maintain close liaisons with the national authorities in our respective countries of operation to ensure active monitoring and other measures to contain the coronavirus outbreak. To date, among our employees, we have one case of coronavirus, contracted on personal travels. We are actively educating and promoting awareness of the virus, within and around our sites and in surrounding communities. In Argentina, we have had to suspend mining activities from 20 March 2020 following implementation of country-wide restrictions on travel and border closings. On 24 March 2020, an announcement was made to temporarily suspend production from South Africa operations for three weeks, from 26 March 2020. This follows a decision by the President of the country for a nationwide lockdown in an effort to slow the spread of covid-19.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through to 6 April 2020, and while AngloGold Ashanti may apply for exemption from this order, the Minera Serra Grande operation will temporarily suspend operations.

Since the status of the covid-19 crisis is evolving rapidly, we are continually assessing its development. There have been no material disruptions related to shipments of gold. We are cognisant of the fact that if border closures occur, this may cause temporary logistical constraints and we are working closely with the security companies who handle our gold shipments to ensure contingency plans are in place should this arise.

There have been minimal price or supply-related issues associated with the virus, however, there is a potential supply risk associated with base metals and steel sourced from China. The near-term risk is low-to-medium. The six- to 12-month outlook is medium-to-high risk, based on uncertainty around how long the outbreak will continue. We are starting to see lead times extend on low-value personal protective equipment items sourced from China, but there is minimal risk to our operations regarding supplies as alternative international sources can be identified. See <Emerging risks> in the <Managing our risks and opportunities> section.

MANAGING OUR RISKS AND OPPORTUNITIES

AngloGold Ashanti operates in a dynamic world that is ever-changing. This requires that management and our decision-making processes are agile and responsive, enabling us to mitigate risks and act on opportunities identified.

Our risk management process aims to balance mitigating and minimising our risks with maximising the potential rewards from opportunities. A risk is defined as any variable and/or event that may affect AngloGold Ashanti's ability to create sustained value. Our risk policy sets out the requirements for group risk management with the purpose of ensuring that risks are managed effectively. A structured framework of internal risk management process is in place to proactively identify risks, while simultaneously considering the views and interests of our stakeholders.

The Audit and Risk Committee oversees risk management on behalf of the board and receives regular risk-related feedback from management. The committee regularly reviews and assesses all such information and governance structures, ensuring that roles and accountability for identifying, managing, mitigating, reporting and escalating risks and opportunities are clearly defined. The board has ultimate responsibility for managing and reducing risks and for realising value from opportunities.

Risk appetite and tolerance

AngloGold Ashanti defines risk appetite as the amount and type of risk that the group is willing to accept in achieving its business goals; risk tolerance refers to the level and amount of risk that the group carries at a particular time. Both the risk appetite and risk tolerance are critical elements of an enterprise risk management process, as it integrates risk management with business planning and operational management. In pursuit of our key strategic objective of sustainable cash flow improvements and returns, recognising that risk is present in all business and operational activities, and mindful of the external risk environment, we operate with heightened focus for each of the following strategic building blocks:

- Improve portfolio quality
- Maintain long-term optionality
- Focus on people, safety and sustainability
- Ensure financial flexibility
- Optimise overhead, costs and capital expenditure

The board annually determines the levels of group risk tolerance setting limits for risk appetite.

Identifying and monitoring risks and opportunities

Our risk management process supports delivery of our strategic objectives and provides a platform for identifying risks and opportunities.

Our risks and opportunities are identified, assessed, quantified and monitored with input from senior management to ensure accountability. They are reviewed quarterly, or more often as required, based on developments and changes in our operating environment. Relevant business units for the respective identified risks are consulted to confirm the status of risks and opportunities in terms of their severity and likelihood, and to ensure alignment with regular independent assessments.

Monitoring and reporting

Risks and opportunities are identified with input from business units, with the executive committee having accountability.



- Board through respective committees (quarterly) and as part of the board strategy sessions



- Audit and Risk Committee (quarterly)



- Executive Committee (monthly review)



- Operations: mine sites, etc (regularly/as required)

AGILE AND RESPONSIVE MANAGEMENT

enables us to mitigate risks and
realise opportunities

Our top 10 residual group risks

Our top residual group risks are presented in the 'heat map' that plots the likelihood and impact of the top risks. Risks have previously been categorized as either strategic, operational or external



Top group risks heat map

These are our top 10 risks as at the end of January 2020, ranked from highest to lowest ranked. The previous year's ranking is in parentheses.

Risk ranking (Previous year's ranking)	Top group risk
1 (1)	Regulatory changes to mining rights and adverse fiscal changes
2 (6)	Inability to convert Mineral Resource to Ore Reserve
3 (2)	Failure to meet our operational and safety targets
4 (5)	Failure to move down the industry cost curve
5 (3)	Failure to successfully deliver and ramp up of growth projects
6 (4)	Adverse gold and commodity prices, and currency movements
7 (7)	Failure to attract and retain critical skills and talent
8 (8)	Implications of future tailings regulations for our governance of event risks
9 (–)	Loss of/threats to social licence to operate
10 (10)	Delayed or unsuccessful asset sale process

(–) indicates new group risk

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Emerging risks

Our risk management standards promote communication of up-to-date information on group and industry risks, trends and emerging risks. There were shifts in several emerging risk in the business during 2019 with the main emerging risk being increased investor focus on transparency and responsible mining. The events early in 2020 relating to the covid-19 resulted in a re-assessment of our emerging risks and their impact on our operations.

The covid-19 pandemic has resulted in great uncertainty in the global financial markets and in overall economic activity, which may have an adverse effect on worldwide demand for gold. Furthermore, the covid-19 pandemic could cause supply chain delays and disruptions, or lead governments in the countries in which we operate to impose temporary restrictions on travel or business activities, including nationwide lockdowns (quarantine), which may disrupt our activities and operations temporarily and even lead to a full or partial temporary suspension of our mining operations in such affected countries. In addition, any spread of the covid-19 virus among our workforce may lead to a full or partial temporary suspension of the Company's mines in the affected areas.

The Company has raised awareness and established a multi-disciplinary covid-19 task force to direct our global response to the crisis, with input from its health, operational, travel, human resources, community relations, finance and supply teams, among others. All disciplines and operations have emergency preparedness plans in place, developed in line with national protocols and plans. Our first aim is to protect employees, their families and our host communities.

Given the uncertainty around the extent and timing of the potential spread of the virus in future, although AngloGold Ashanti cannot reasonably estimate its impact on the profitability of our operations or our financial condition, management is actively managing this risk and has put in place crisis management measures to mitigate as far as possible any disruptions to the business. Any prolonged dislocation in financial markets due to the spread of the covid-19 pandemic could impact the Company's ability to refinance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the Company's funding requirements and overall liquidity.

AngloGold Ashanti is implementing cash conservation measures, including focused capital prioritisation and reducing non-essential spending across the business and is well positioned to weather the current market uncertainty. The Company has drawn down $1.4bn on its US dollar RCF to cater for the $700m bond redemption due mid-April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is about $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti's combined share totals about $300m). Management will continue to take a prudent and proactive approach to managing the Company's liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.

Opportunities

- Exploration potential (as proven by growing the Ore Reserve)

- Project development (to fully realise Obuasi, with Quebradona and Gramalote in feasibility study phase – their respective feasibility studies are expected to be completed by end of 2020)

- Ongoing operational efficiency and cost

Iduapriem

Top ten group risks – potential consequences, mitigating actions, key focus areas and related opportunities

1. Regulatory changes to mining rights and adverse fiscal changes

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Social, Ethics and Sustainability Committee • Audit and Risk Committee	• Regulatory uncertainty • Increased tax and royalties • Adverse impact on our business plans • Adverse impact on our market capitalisation • Increased operational costs • Reduced cash flow • Reputational damage – scrutiny by governments, international non-governmental organisations (NGOs) and communities • Political instability • Compromised employee safety and security	• Regular, inclusive engagement and broader collaboration with government, communities and NGOs • Continuous monitoring of legislative/political landscape • Use of joint venture alliances in line with host country's regulatory requirements

Key areas of focus and related opportunities

Tanzania:

Geita

• In July 2017, the Government of Tanzania passed a new legal framework for the country's extractive industries

• Our operation continues to operate normally in compliance with the legislation read in conjunction with the Mining Development Agreement, as constructive dialogue continues with government and other authorities at various levels

• As a precautionary measure to safeguard our assets in Tanzania, AngloGold Ashanti applied in July 2017 to arbitration proceedings under the rules of the UN Commission on International Trade Law. Following the expiry on 13 January 2020 of the stay of the arbitration proceedings against the Government of Tanzania, AngloGold Ashanti received a further extension of the stay until 13 May 2020

DRC:

Kibali

• Joint venture partner Barrick continues to engage with the DRC government on concerns related to the new mining code introduced in 2018

• As of June 2018, AngloGold Ashanti and many other holders of mining rights reserved their rights under the 2002 Mining Code

• A VAT refund agreement was signed with the DRC Tax Administration in 2018 permitting the joint venture to offset the amount of VAT credits eligible for repayment against other payments to government

• Discussions are continuing with the authorities to progress the Article 220 Decree, with the aim of limiting the fiscal impact of the new mining code and improving the cash repatriation process

Argentina:

Cerro Vanguardia

• The export duties re-imposed by the government in Argentina in 2018 and increased in late 2019 could negatively impact free cash flow, especially in a weakening exchange rate environment. Reimbursement is being pursued under the tax stability guarantee following the related framework having been made public

Brazil:

• TSF licensing and permitting process requirements in terms of new and proposed legal requirements may have an operational and financial impact on our operations in Brazil. This may impact operating and project costs

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Top ten group risks continued

2. Inability to convert Mineral Resource to Ore Reserve

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Investment Committee	• Ore Reserve write-down • Impairments and lower future earnings per share, decline in market capitalisation • Reduced production profile • Premature mine closure or mothballing of operations	• Focus on improving underground development to create flexibility for mines to cope with unexpected events through targeted investments • Focused greenfield exploration targeting new discoveries to maintain a healthy portfolio over the long term • Robust business planning, portfolio optimisation and considered feasibility studies to withstand potential risks • Focus on brownfields exploration

Key areas of focus and opportunities

• Invest in growing our Ore Reserve and improving operating flexibility by investing in the Ore Reserve development and conversion at sites with high geological potential over the next two to three years

• Project development (Obuasi, Quebradona, Gramalote) has already increased the Ore Reserve

• Continue to bring more projects to account to further increase the Ore Reserve

• Greenfields exploration in new areas and other key projects

3. Failure to meet our operational and safety targets

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Audit and Risk Committee • Social, Ethics and Sustainability Committee	• Reduced cash flow and decreased liquidity • Reduced earnings, uncertain delivery on targets and disproportionate penalty on share price • Decline in investor confidence • Negative risk to credit ratings • Restricted ability to invest in strategic growth and development projects	• Delivery of business plans by focusing on Mineral Resource modelling, integrated business planning and execution, as well as by addressing development delays • Drive operational excellence programmes to improve productivity and efficiency • Focus on safe production across all operations

Key areas of focus and opportunities

Brazil:
Cuiabá

• The operation has been experiencing poor ground conditions. To ensure safe production, a decision was taken to slow the rate of mining while a new surface support regime and mining sequencing were explored. Leading internal and external rock engineering experts were engaged to provide advice

• Mesh surface support to rehabilitate access ways as well as new controls and mine sequencing were introduced

• Early indicators showing these new measurements to be successful and condition monitoring will be ongoing as mining progresses in the deeper, higher grade areas

Guinea:
Siguiri

• Operational and technical challenges related to the commissioning of the combination plant were experienced, impacting performance. Plans to mitigate these challenges are being implemented and improving recoveries remains a critical focus

4. Failure to move down the industry cost curve

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Audit and Risk Committee • Investment Committee	• Reduced profit margins, or failure to achieve cost competitiveness and potential savings • Failure to achieve business plans and deliver strategy given limited financial resources • Threat to credit and investment ratings	• Drive operational excellence programmes to improve productivity and efficiency • Exploration and studies focused on introducing new, lower cost ounces • Increased focus on capital optimisation and capital efficiency and allocation that will generate maximum returns • Exiting assets in South Africa, Mali and Argentina with a view to focusing limited capital and resources on other parts of the portfolio that generate or have the potential to generate higher returns

Key areas of focus and opportunities

• Redevelopment of Obuasi and other lower cost projects to contribute to targeted reductions in AISC

• Accelerate development and/or ramp-up of Colombian assets

• Operational excellence initiatives across all operations

5. Failure to successfully deliver and ramp up growth projects

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Investment Committee	• Project delays can adversely impact project returns and earnings • Failure to achieve business plans and deliver on strategy • Decline in investor confidence and company valuation	• Ensuring appropriate project skills, systems, structures and governance are in place • Selected project steering committee participation by the group planning and technical function

Key areas of focus and opportunities

Ghana:
Obuasi
• The redevelopment project achieved its first gold pour in December 2019 and is currently ramping up to steady state production
• Phase 2 of the project is firmly on schedule and within budget with commissioning scheduled for the end of 2020
• Management continues to work closely with government and community stakeholders to ensure the mine is developed sustainably and creates value for all stakeholders

Guinea:
Siguiri
• Operational and technical challenges related to the commissioning of the combination plant was experienced, impacting performance. Plans to mitigate these challenges are being implemented and improving recoveries remains a critical focus

Colombia:
Quebradona Project
• The feasibility study is due to be submitted for board approval at the end of 2020. Results of regional and local elections held in late October 2019 were positive and local support is growing for this project

Gramalote Project
• JV partner B2Gold assumed management of the project effective 1 January 2020 with a target to complete the feasibility study by the end of 2020
• B2Gold will fund the investment and exploration programme this year to earn-in back to a 50:50 partnership

Australia:
Tropicana
• The Boston Shaker Underground Project continues to progress well and is on track to deliver first gold in the second half of 2020

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Top ten group risks continued

6. Adverse gold and commodity prices, and currency movements

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Audit and Risk Committee • Investment Committee	• Inadequate free cash flow/liquidity • Inability to deliver growth and execute strategy • Lower market capitalisation • Recapitalisation at distressed equity prices and in poor market conditions • Credit ratings impact • If sustained, significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects, the continuity of existing operations and their ability to meet operational targets, or to make other long-term strategic decisions	• Enhance cost competitiveness by improving quality of the portfolio • Focus on cost, efficiencies and capital discipline to deliver competitive all-in sustaining costs • Maintain long-term optionality by ensuring our pipeline of opportunities is continuously replenished • Improve debt profile and reduce annual interest bill • Execute operational excellence initiatives to counter inflation and improve margins

Key areas of focus and opportunities

• Operational excellence initiatives to take advantage of the price premia differential

• Portfolio enhancement, particularly on quality and high margin assets

• Reducing funding costs

7. Failure to attract and retain critical skills and talent

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Social, Ethics and Sustainability Committee • Remuneration and Human Resources Committee	• Failure to execute and deliver on strategic objectives • Potential impact on productivity and safety levels • Increased labour costs • Depending on the skills or talent lost – potential impact on market confidence • Higher cost of retention • Failure to meet localisation targets	• Implement key human resource initiatives such as fair and responsible remuneration; career growth and development opportunities; succession planning; retention schemes; managerial effectiveness; and entrenching company values (taking operational and jurisdictional nuances into account) to ensure a productive and engaged workforce • Identify potential future critical skills and leadership talent risks, due to increased competition for critical skills from operating peers, planned divestments, limited supply of local skills in some jurisdictions and proactively implement mitigation measures. • Implement integrated talent management and succession planning process across the business, with an increased coverage ratio for critical skills • Increase training capacity for scarce artisan's skills where required

Key areas of focus and opportunities

• Continue Chairman's Young Leaders programme targeting the development of the Company's internal talent pool to create a talent pipeline for future leadership positions

Top ten group risks continued

8. Implications of future tailings regulations for our governance of event risks

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk:  Responsible board committee: • Social, Ethics and Sustainability Committee	• Adverse socio-economic stakeholder impact and reputational damage • More intense regulatory scrutiny and control of TSFs, including relevant licences • Higher costs associated with inspecting, maintaining and constructing TSFs • Significantly increased pressure from local communities and elevated risk in securing our social licence to operate • Certain types of TSFs may be prohibited, resulting in operational restrictions until alternative facilities can be constructed	• A tailings management framework, standards and guidelines in place to deal with TSF risks with regular reviews undertaken from an operational, regional, corporate and external perspectives

Key areas of focus and opportunities

Brazil:

- The regulatory environment is complicated, and there remains an ongoing risk of operational stoppages and/or regulatory delays

- Continuous monitoring of the legislative landscape and engaging with local authorities

- All seven of our TSFs in Brazil received external stability declarations ahead of the legislated deadline of 30 September 2019. Final reports are to be submitted by March 2020 but maybe impacted by the evolving covid-19 situation

- Reinforcement of dam walls of Serra Grande's upstream TSF in advance of its expected deactivation on 15 September 2021

Geita

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Top ten group risks continued

9. Loss of/threats to our social licence to operate

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Social, Ethics and Sustainability Committee	• Reputational damage – scrutiny from governments, international NGOs and communities • Impact on investor confidence, market capitalisation and potentially credit ratings • Adverse regulatory response • Compromised employee safety and security	• Targeted stakeholder mapping and engagement with a greater focus on government structures, local community and NGOs • Continuously monitor the legislative/political landscape in anticipation of any negative impact on business • Strive to meet local content requirements throughout the portfolio • Focus on sharing of economic benefits with other stakeholders in the country – communities, governments, local suppliers

Key areas of focus and opportunities

Guinea:

Siguiri

• Continuous stakeholder engagements with the communities and the authorities resulted in a Memorandum of Understanding (MOU) being signed at the end of November 2019 with key deliverable actions

• Areas of disagreement have since stabilised but are being closely monitored while the agreements, as part of the MOU, are being actioned and implemented

Ghana:

Obuasi

• Experienced community demands with regards to local content implementation and local employment. Communication with key stakeholders is ongoing and good progress has been made in implementing the Obuasi Social Management Plan to mitigate this risk

Tanzania:

Geita

• There was an escalation in complaints and claims for compensation relating to cracked houses in some of the villages

• A committee consisting of mine management, local government and community leadership resolved the majority of the issues raised, with some of the remaining queries still being addressed



Iduapriem

Top ten group risks continued
10. Delayed or unsuccessful asset sale process

Strategic focus areas and responsibilities	Potential consequences	Mitigating actions
Related strategic focus area/s affected by this risk: Responsible board committee: • Investment Committee	• Sales processes not realising full value, sale process may be convoluted or may not eventuate in a sale • Continue operating high-cost operations due to unsuccessful sales process	• Management focused on organic opportunities to create value over acquisition options • Preparations in place to operate assets in the event that they are not sold • Ranking investment opportunities based on returns and affordability to maintain discipline in balancing capital needs of the business

Key areas of focus and opportunities

Argentina:
Cerro Vanguardia
• The sale process continues and is at an advanced stage. We hope to make a decision on whether to accept a firm offer or to terminate the sale process in the second quarter of 2020. Once the decision has been made, we will make an announcement. The asset remained a key contributer in 2019

Mali:
Sadiola
• On 23 December 2019, the Company announced that it had reached an agreement to sell its interest in the Sadiola Mine to Allied Gold for an attributable cash consideration of $52.5m

• This sale transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali

• AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all other conditions precedent will be fulfilled or waived by the end of April 2020. All efforts are being explored to secure the remaining conditions precedent

South Africa:
• On 12 February 2020, AngloGold Ashanti announced an agreement to sell its remaining South African producing assets (Mponeng underground mine, Mine Waste Solutions (the mine waste retreatment operation) and a surface rock dump processing business) and related liabilities to Harmony Gold Mining Company Limited

• Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure

• The transaction is subject to the fulfillment of a number of conditions precedent, including obtaining of all the necessary consents from the relevant authorities and other stakeholders with the earliest closing anticipated on or about 30 June 2020. All efforts are being explored to secure all the necessary approvals as soon as possible


Cerro Vanguardia

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES

Our approach **risks** continued

Engagement with our stakeholders underpins value creation and is vital to the successful conduct of our business. It aids understanding of our operating environment and decision-making, and assists in identifying risks and material issues.

Stakeholder engagement is critical at every stage of our business activities, from exploration through to mine closure. It aims to nurture constructive relationships to secure our licence to operate. It is an inclusive two-way process that is aligned with our core values and guided by our Code of Ethics. As we engage with stakeholders we adhere to the Voluntary Principles on Security and Human Rights, advocating transparency and working against bribery and corruption.

Engagement is dynamic and aids understanding and management of stakeholders' needs and expectations; we in turn share information on AngloGold Ashanti, our objectives, policies and standards, and our financial, operating and sustainability performance. Feedback helps us to identify and manage our material issues, business risks and opportunities, and to develop appropriate actions and responses.

Identifying our key stakeholders

We identify our key stakeholders based on the influence on our business decision making processes. Based on this assessment, we categorise these relationships as either collaborate, involve or consult. While we engage with all stakeholders, we have identified our principal stakeholder groups below.



Oversight and accountability

A group-wide Management Standard on Engagement[1] is in place to guide stakeholder engagement. This standard and the material issues are in turn informed by King IV, the GRI Standards, the AccountAbility AA1000 Stakeholder Engagement Standard, and the International Council on Mining and Metals' (ICMM's) 10 Principles. Stakeholder relationships is one of the guiding principles of the International Integrated Reporting Framework.

The board is ultimately accountable for stakeholder engagement, providing oversight of material stakeholder issues and their management through the Social, Ethics and Sustainability Committee.

Each stakeholder grouping is allocated an executive/ champion who is responsible for:

- managing the relationship and engagement
- identifying and managing material issues, risks and opportunities
- developing and monitoring appropriate responses and actions

[1] *Our group-wide management standard on stakeholder engagement*

Our principal stakeholder groups are:

- Investment community – this grouping is geographically diverse and includes shareholders, providers of capital, analysts and prospective investors

- Employees and unions – all employees, including contractors, and those unions which represent employees in our various operating jurisdictions

- Governments and regulators – various levels of government including local, municipal, regional, provincial and national

- Communities and suppliers – the host communities in and around our operations on which we have an impact. Suppliers of goods and services required by our operations with local suppliers being given preference

- Industry partners – includes entities such as the World Gold Council (WGC), ICMM, the Extractive Industries Transparency Initiative (EITI), the World Economic Forum, the Africa Mining Indaba, the Occupational Lung Disease (OLD) working group, as well as local/regional industry chambers in the countries in which we operate

- Media – includes local and international media houses as well as print media and newswires

We have highlighted relevant stakeholder relationships – and their potential impact on our ability to maintain our social licence to operate.



1. Engaging with the investment community

Related material issues:


Employee safety


Employee and community health


Contributing to resilient self-sustaining communities


Responsible environmental stewardship


Employee, community and asset security


Artisanal and small-scale mining


Respecting human rights


Talent management, skills development and employee relations


Navigating regulatory and political uncertainty and risk

Nature of relationship:

 Strong

Why engage

Open and transparent engagement on our performance, management of expectations and delivery on our strategy can enhance investor sentiment and the Company's reputation, thus improving access to capital and our valuation.

How we engage and frequency

Engagement is regular – in person, by email, by telephone or video conference – and includes corporate action announcements, our interim and annual results presentations, our annual reports, site visits, investor conferences and one-on-one meetings. We undertake regular periodic reporting or as and when there are new developments and we do submissions in various sustainability indexes. We engage in compliance with JSE Listings Requirements and with the regulations of the various other stock exchanges on which we are listed, including the NYSE.

Topics of engagement 2019

- Business restructuring, proposed sale of assets and other corporate transactions

- Progress and execution of Obuasi redevelopment

- Brazilian TSFs and their management

- Management of and performance on critical safety, operational, financial and environmental, social and governance (ESG) metrics and eliminate change in particular

- Jurisdictional risk and cash conversion challenges from Tanzania and the DRC

- Other material matters that may impact performance, such as regulatory and political risk, labour unrest, and community matters

- Shareholder voting on AGM resolutions relating to our remuneration policy and implementation report

- The CEO's sign-on award

Strategic response

- Regulatory and other reporting on our operational, financial and ESG performance

- Demonstrating:
  - our focus on and performance in maintaining financial discipline and delivering on our strategy by reducing debt, tight control of costs, increasing shareholder dividends, reinvesting in our portfolio, and keeping our Ore Reserve pricing unchanged
  - steps taken to improve the quality of our asset base and unlock value for shareholders by adhering to our strict investment criteria
  - the efficient and optimised use of limited capital for investment, including explanation of rationale for planned asset sales and investments in the redevelopment of Obuasi and other projects, such as in Colombia

- The Chairperson of the Remuneration and Human Resources Committee met with various investors and committed to providing a detailed explanation on the CEO's sign-on remuneration. For more details, see the **<Remuneration implementation report>**

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES
CONTINUED



Top ten group risks continued

2. Engaging with employees and unions

Related material issues:

    

Employee safety | Employee and community health | Employee, community and asset security | Talent management, skills development and employee relations | Respecting human rights

Nature of relationship:

 Cordial

Why engage

Employees are fundamental to delivery on our mission and strategy. Respectful engagement aims to promote positive, stable employee relations, increase productivity, motivate the workforce and ensure alignment of work to our strategy. Good employee relations encourage a collaborative approach. Employee engagement reinforces the importance of safety in the workplace, good safety practices, and covers employee wellness and security as well.

How we engage and frequency

- Employees – engagements are frequent and ongoing, and take the form of, among others: internal newsletters and briefs, management meetings, staff briefings, mass meetings, electronic newsletters, safety and health awareness campaigns, employee surveys, performance and exit reviews

- Unions – engagement is more formal and structured, and occurs at meetings and more frequently during wage negotiations

Topics of engagement 2019

- Asset sale processes

- Impact of restructuring on jobs

- Job security and incentives (fair wages, salaries and benefits), career and personal growth/development, terms of employment

- Safety and safe workplaces, health and wellness, gender equality and security

- Productivity and maintaining focus on strategy and meeting guidance

- Encouraging collaboration to solve problems

- Settlement of the silicosis case

Strategic response

- A group-wide employee survey was conducted, initial results of which indicated areas of employee concerns. Action plans to address these have been developed, with some having been implemented already. See **<Our people are the business>** for more details

- Engagement, either directly or through unions, with employees at head office and the operations where asset sales processes are underway – in South Africa, Mali and Argentina

- Formalised safety and health strategies support related awareness initiatives and wellness programmes

- Reinforced importance of living by our values

- Gender and inclusivity policy reinforced and expanded

- Communication at the various stages of the court process on the silicosis settlement case, ensuring all notices are widely and clearly communicated

- Safety campaign (Khumbul'ekhaya) to entrench the culture of safe practices even during holidays



3. Engaging with governments and regulators

Related material issues:

        

| **Employee safety** | **Employee and community health** | **Contributing to resilient self-sustaining communities** | **Responsible environmental stewardship** | **Employee, community and asset security** | **Artisanal and small scale mining (legal and illegal)** | **Respecting human rights** | **Talent management, skills development and employee relations** | **Navigating regulatory and political uncertainty and risk** |

Nature of relationship:

   Cordial

Why engage

Our aim is to mitigate regulatory and political risk and uncertainty, to encourage certainty and ensure our licence to operate as well as to promote an environment conducive to investment and development, enabling us to grow and create value in the long term. Proactive engagement aims at collaborating with governments on their service delivery responsibilities. We focus on maintaining good working relations with governments, apprising them of any new developments at our operations and projects, and key concerns within each operating jurisdiction.

How we engage and frequency

Engagements happen quite regularly, on an ad hoc basis and matters arising or depending on either company developments, industry-related changes or during specific forums like the Mining Indaba. Can be direct, in person or indirect, at company level or through industry partners which lobby on behalf of the mining industry. See industry partners below for indirect engagement with government and regulators.

Topics of engagement 2019

- Proposed assets sales in South Africa, Mali and Argentina

- Mitigation of political and regulatory risk

- Policy development and regulatory proposals

- Project development in Ghana and in Colombia

- Dispute resolution

Conversely, governments engage to:

- ensure that benefits of mining flow through to the state at national, local and community levels

- ensure monitoring of regulatory compliance

Strategic response

- Improved internal systems and activities to meet the requirements of regulatory changes

- Promoted collaborative dialogue with the government of Tanzania; we have suspended arbitration proceedings

- Maintained dialogue in the DRC on the repatriation of funds held in the country

- Constructive engagement with governments and relevant regulators in countries in which asset sales are underway to ensure the transactions meet conditions precedent

- Grievance mechanisms in place at all operations for any grievances and complaints

- Compliance with all laws and regulations relating to TSFs

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES
CONTINUED



Top ten group risks continued

4. Engaging with communities and suppliers

Related material issues:

     

| Employee and community health | Contributing to resilient self-sustaining communities | Responsible environmental stewardship | Employee, community and asset security | Artisanal and small scale mining (legal and illegal) | Respecting human rights |

Nature of relationship:

Suppliers

 Strong

Communities

 Cordial

Why engage

Engagement aims to manage expectations, uphold human rights and ensure community and asset security. Mutually beneficial partnerships with host communities enhance shared value creation, which help in retaining our social licence to operate. Understanding and managing community expectations is vital. For more information on how we contribute to self-sustaining communities, see **<SR>**.

We endeavour to ensure suppliers are aligned with our business ethics and values.

How we engage and frequency

- Communities: Each operation has a forward-looking community engagement strategy that identifies potential areas of concern within the local communities. Engagement with communities drives the focus on local economic development programmes, developed and run in partnership with local governments and host communities, that contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine.

- Suppliers: Our supplier Code of Conduct encourages all suppliers, including contractors, to align with our internal policies, standards and codes of behaviour.

Topics of engagement 2019

Communities:
- Proposed sale of assets in South Africa, Mali and Argentina, including the incorporation of mine areas and donation of facilities to local communities in South Africa

- Work/employment opportunities

- Local enterprise development and local economic development programmes

- Possible impact of mining activities on communities

Suppliers:
- Responsible ESG practices

- Promotion of local procurement, transformation and capacity building to empower the local population

- Ensuring alignment with our Code of Ethics, including human rights practices, labour relations and employment practices, the environment, anti-bribery and corruption, and safety procedures

Strategic response

- Ensured that the redevelopment of Obuasi, in line with our commitments to the Government in Ghana and the community, optimised participation by local companies and the transfer of skills

- In Brazil, we engaged on the safety of our TSFs, and implementation of emergency preparedness plans

- Various engagement forums held in the South Africa region with local authorities and host communities ahead of the sale of assets



5. Engaging industry partners

Related material issues:



Employee safety



Employee and community health



Artisanal and small scale mining (legal and illegal)



Navigating regulatory and political uncertainty and risk

Nature of relationship:

 Strong

Why engage

Engagement to ensure support and collaboration with other stakeholders, such as government, regulators, employees, unions and communities on matters of mutual concern and to reduce regulatory and political uncertainty, promote long-term partnerships and to empower communities. This includes joint efforts to find solutions to sector or industry challenges, and on any new developments to promote the future of the industry.

How we engage and frequency

Various platforms are used to engage, including conferences, meetings and other industry forums. As members of the ICMM, we attend two annual face-to-face membership meetings. We also participated in ICMM working groups focusing on different industry-related matters throughout the year. The WGC provides a platform to share with and learn from gold industry peers.

Topics of engagement 2019

- Regulatory changes in South Africa (Mining Charter) and Tanzania
- Community challenges
- Occupational lung disease settlement in South Africa
- TSF management, following the failure of a tailings dam wall in Brazil, early in 2019 (Brumadinho, which is operated by an unrelated party)
- Climate change disclosures
- Increasing demands for responsible mining practice

Strategic response

- Collaborated with industry bodies to manage and reduce regulatory and political uncertainty
- Participated in the OLD working group in South Africa and the final settlement on the silicosis case
- Participated in deliberations and submitted comment on an initial draft of the International Tailings Standard being developed by the ICMM members for the safer management of TSFs
- Collaborated in the development of the WGC's Responsible Gold Mining Principles

Engaging with media

- Media engagement facilitates an understanding of AngloGold Ashanti, promotes transparent and accurate reporting and supports constructive relationships with other stakeholders by augmenting communication with other stakeholders, such as communities, investors and government, and various interested parties. It aids management of our reputation and credibility, contributes to our social licence to operate, and can address speculation and misinformation in the public domain.

SECTION 3

DELIVERING ON OUR STRATEGY

Explaining how we performed in delivering on our strategic focus areas –in terms of our sustainable development, financial and operational performance

CEO's review and outlook	38
Focus on people, safety and sustainability	41
People are our business	42
Managing our sustainability and ESG impacts	48
Ensure financial flexibility and optimise overhead costs and capital expenditure	56
CFO's review	57
Financial review –three-year statistics	64
Improve portfolio quality and maintain long-term optionality	67
Regional reviews	68
Three-year statistics by operation	84
Mineral Resource and Ore Reserve – summary	94
Exploration and projects	102

Sunrise Dam

CEO'S REVIEW AND OUTLOOK



Delivering on our strategic objectives and creating value

ZERO HARM



Kelvin Dushnisky
Chief Executive Officer

Fellow shareholders,

Last year, AngloGold Ashanti undertook several meaningful measures to improve the quality of its portfolio, and the focus of its management team. I'm proud to say that we've successfully made progress in doing so. We demonstrated our ability to balance the competing capital needs of the business while continuing to deliver value to our shareholders. We delivered on a key development project, reinvested in the portfolio, strengthened our balance sheet and grew our reserves and dividends, all while managing our operating asset base through which was our safest year on record.

Safety

The health and wellbeing of all employees is of utmost importance and we have been steadily improving safety, recording our best-ever performance last year. We've lowered injury rates by almost 60% since 2012, and in 2019, for the first time in our history, we passed a calendar year without a fatality in the workplace. The group all-injury frequency rate (AIFR), which is the broadest measure of workplace safety, improved 31% to a record 3.3 injuries per million hours worked, from a rate of 4.8 injuries per million hours worked in 2018. While these are important milestones, there will be no complacency with respect to safety and our goal to achieve zero-harm remains a priority. Our safe production strategy continues, and is being implemented successfully at all our operations, with a focus on proactively addressing risks.

Regrettably, after reaching nearly 700 fatality-free days, a seismic event at Mponeng in South Africa on 5 March 2020 took the lives of three of our colleagues. They were Lucas Maapea, 41, Xolani Ngqwemese, 31, and Mokhetha Radebe, 47. Their loss is heart-breaking, and a humbling reminder that even when we do everything right, there's always the risk of an uncontrollable event. This was sadly followed by another fatality on 16 March 2020, when Thabo Rakometsi 29 was fatally injured while he was coupling a mechanical loader to a caboose. At this time, I wish to

reiterate our absolute commitment to safety. Even at this difficult time, we should not lose sight of the great strides we have made over many years in improving safety – reaching milestones that would have been thought unimaginable only a short time ago – as we redouble our efforts to make zero-harm a reality.

Sustainability

We also have a strong commitment to operating a sustainable business, and that requires maintaining and strengthening our social licence to operate, while mitigating our contribution to climate change to the best of our ability. While we continue to investigate ways to strengthen our partnerships with our local communities and host governments, we take pride in our progress in this area. We have been working hard across several fronts – from safety and community development to reducing our impact on the environment.

In 2008, AngloGold Ashanti announced that a target had been set to reduce greenhouse gas (GHG) emissions by 30% by 2022. In fact, we surpassed this target in 2018, when we achieved a 43% reduction from our current asset base. This has been achieved through divestments, efficiency improvements and adopting cleaner energy sources. The achievement is mostly attributed to energy efficiency gains in the South Africa region, where coal-fired electricity meant that on-site energy savings translated directly into indirect GHG savings. In Australia, we switched Sunrise Dam's generators from diesel to liquified natural gas and both of our operations in Australia have moved from diesel to piped natural gas.

Our mines operate using a sizeable proportion of renewable energy: predominantly in Brazil where hydropower is used, including our own Rio do Peixe hydro facility; a local power grid largely supplied by hydropower is used in Ghana; and locally-generated hydroelectricity is used at Kibali in the DRC. Furthermore, as we plan for the future of our Quebradona project, we have an opportunity to significantly raise the bar by identifying

innovative ways to incorporate ESG principles into the totality of our mining practices.

We recognise that our ability to create value is only as good as our ability to evolve in our practices, from a technical, social and environmental perspective.

Obuasi

In December, we delivered on the most significant project milestone for the business by pouring the first gold at Obuasi in Ghana, which was the culmination of Phase 1 of the redevelopment project. The start of gold production on time and on budget was a significant achievement for us, the community at Obuasi and for Ghana as a whole. It's also testament to the focused execution by our team on the ground and, importantly, it reflects the clear investment framework and supportive environment created by the Government of Ghana.

An opening ceremony for the mine on 29 January 2020 brought together 3,500 employees and local community members to celebrate this momentous occasion. In his keynote address, President Nana Akuffo-Addo delivered a strong endorsement of our steadfastness in the reopening of the mine and our commitment to localisation. He pledged his government's support for the mine. I am pleased to say, overall project completion was at 77% at year end. Phase 2 is confidently on schedule and on budget, as we target the mine to reach its 4,000 tonnes-per-day capacity by the end of 2020.

Financial performance

The year ended with a strong balance sheet, protected by the disciplined approach to capital allocation adopted by management. The ratio of adjusted net debt to adjusted EBITDA was 0.91 times, well below our targeted level of 1 times through the cycle. We have paid and will continue to pay down debt, improving on our ability to generate free cash through the commodity cycle. As free cash flow improves, we remain intent on balancing the application of capital by reinvesting in our core asset base to sustain our business in the longer term, and by paying 10% of free cash flow to shareholders before we consider investing in growth. This is at the discretion of the board and ensures a level-headed approach to managing our business.

Asset sales

Steady progress has been made in simplifying our portfolio and improving our focus. In December 2019, we reached agreement on the sale of our interest in Sadiola for an attributable cash consideration of $52.5m. Subsequent to year end, in February 2020, we also reached agreement on the sale to Harmony of all our remaining South African producing assets, with expected proceeds of around $300m. The sale process for Cerro Vanguardia is at an advanced stage. All cash proceeds from these sales will be used primarily to reduce debt.

Ore Reserve

A total of 3.5Moz of Ore Reserve was added at our operating assets before depletion and other reductions, showing strong progress on efforts aimed at sustainably improving our mine lives. Impressively, the group's Ore Reserve, outside South Africa, grew by approximately 1.1Moz.

In recent years, our focus has been mainly on repairing the balance sheet. This meant we have prioritised reducing debt, using entirely internally generated cash, over investment in brownfield drilling. With the balance sheet now in excellent shape and continuing to improve along with our cash flow, over the next two to three years we can focus more on Ore Reserve development and Ore Reserve conversion at our operations with high geological potential. Accordingly, sustaining capital for 2020 is expected to increase and include around $30/oz to facilitate additional exploration and development. This will improve our overall ore-body confidence and operating predictability, and extend mine lives. We believe this disciplined reinvestment in our assets will enhance shareholder value.

Projects

After a prolonged period of investment in Colombia, we are now advancing both Quebradona and Gramalote through feasibility studies and these are expected to be concluded by year-end 2020. To further sharpen the focus on capital and management resources, we announced an agreement in mid-September 2019 which saw B2Gold assume management of the Gramalote project on 1 January 2020. In 2020, B2Gold will fund an investment and exploration programme to the value of $13.9m to earn-in back a 50:50 partnership. The budget agreed by the joint venture partners for the feasibility study is $37m. Our exploration teams continue to add value to the business through the drill bit. Not only do we expect positive results from our brownfield projects, I am equally excited to see the results from our generative programme.

Strategy

In an ever-changing landscape and against a backdrop of global uncertainty, which escalated at the start of 2020, it is critical that we remain rational in our decision-making and position the business to create value at virtually any gold price. We will keep working to focus AngloGold Ashanti as a solid, predictable business that enhances value for all stakeholders through the cycle. In saying that, while 2020 is expected to be another transitional year in our efforts to create a sustainable business with growing margins and free cash flow, the rapid spread of covid-19 across the world requires that we adapt to a fast-changing landscape. The health of our employees and communities throughout the world will shape many of our decisions as we navigate through this challenging, and incredibly fluid global pandemic. We recognise our role as a global citizen and our responsibility to people and our environment. We are committed to working in partnership with governments and remain agile in our approach to helping manage this crisis, while doing everything necessary to protect our people and our business.

We have been proactive in positioning ourselves to respond to the impact of the outbreak. We will respond quickly and work in deep partnership with stakeholders while doing our part in fighting this global pandemic.

CEO'S REVIEW AND OUTLOOK CONTINUED

On 21 March 2020, following the Argentinian government's decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia was required to temporarily suspend mining activities.

On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the Company's South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through to 4 April 2020. Serra Grande operation will temporarily suspend operations.

The Company had a good start to the year, and – notwithstanding an anticipated impact of 30,000oz – 40,000oz from operations that are suspended at this stage (less than 2% of annual production) – AngloGold Ashanti currently remains on track to meet its annual guidance. Nonetheless, given the uncertainties with respect to future developments, including the duration, severity and scope of the covid-19 pandemic, and the necessary government responses to limiting its spread, AngloGold Ashanti has decided to withdraw its market guidance at this time.

It is my belief that AngloGold Ashanti will continue to distinguish itself as a responsible gold mining company in the way it conducts its business, and deals with all its stakeholders, as we persevere through this challenging time.

Acknowledgement

I would like to thank the board of directors for their leadership and tremendous support in my first full year at AngloGold Ashanti. My thanks also go to the executive team and all AngloGold Ashanti employees for the great work done in delivering on the Company's strategy, in meeting our objectives for the year and in ensuring that we deliver value to our many stakeholders.

Kelvin Dushnisky
Chief Executive Officer
27 March 2020

Sunrise Dam

FOCUS ON PEOPLE, SAFETY AND SUSTAINABILITY

RELEVANT STRATEGIC OBJECTIVE



Focus on people, safety and sustainability

People are the foundation of our business. Our business must operate according to our values – acting with dignity and respect towards communities and the environment and being accountable for our actions – if it is to remain sustainable in the long term.

PEOPLE ARE OUR BUSINESS



RELATED MATERIAL ISSUES:



Employee safety



Employee and community health



Talent management, skills development and employee relations

RELEVANT SDGs



Gender equality



Decent work and economic growth



Reduced inequalities

RELATED RISKS:

Risk 3: Failure to meet our operational and safety targets

Risk 7: Failure to attract and retain critical skills and talent

CAPITAL AFFECTED



Human and intellectual capital

PEOPLE ARE OUR BUSINESS

Our employees – our human capital – are essential to delivery on our business strategy. A productive and motivated workforce, equipped with the right skills and knowledge required to achieve our strategic objectives, is vital to the creation of sustained value throughout the business cycle.

Several key people management initiatives were undertaken in 2019 to ensure that AngloGold Ashanti remains competitive, agile and consistent in creating and delivering value.

As one of five key strategic focus areas, our human resources strategy is integral to our business strategy. Furthermore, our risk and materiality processes have highlighted people as an important focus area.

Creating value through our people

Six strategic human resource priorities	What we achieved – 2019
Align organisational design and operating model with business strategy	• New operating model established together with relevant changes to management structures; appointment of two Chief Operating Officers – one for Africa and one for International operations
Implement health of discipline frameworks to support delivery of Operational Excellence	• Roll-out of health of discipline frameworks completed • Clearly defined technical and functional role profiles and competencies
Develop capable, values-based leadership	• Leadership competency framework embedded in human resources practice
Employee engagement and commitment	• Employee survey conducted to better understand employee motivations – action taken to address issues identified (See below for more detail)
Talent management and succession planning	• Good talent cover ratio achieved for key positions • Chairman's Young Leaders Programme well underway • Group-wide mentorship programme launched (See below for more detail)
Simplify and integrate human resource systems	• Design of our integrated human resources framework currently underway, including enhanced performance management and compensation systems

Integrated talent and succession management

Given that the retention of critical skills and talent is a key risk, our human resource-related activities are aimed principally at addressing and mitigating this risk. Various initiatives are in place to attract and retain talent, to build leadership, to develop internal capabilities, to upskill and develop young talent and to encourage diversity and inclusion.

Our approach to integrated talent and succession management aims to ensure a pipeline of leadership and critical skills talent across the organisation.

The effectiveness of these initiatives is measured through the annual talent and succession planning review conducted in a cross functional and systematic manner by operational, regional, functional and executive leadership teams for presentation to the board.

In 2019, the following outputs were achieved:

- A 9% year-on-year increase in the talent pool to 257 employees
- 67% of Stratum IV (senior management) and higher vacancies were filled internally, illustrating the strong focus on internal appointments for key positions
- A retention rate of 90% for employees graded at Stratum IV (senior management) and higher
- A 14% increase in female representation in the talent and succession pool between 2016 and 2019, and a 3% improvement in the appointment of female leaders in key positions
- Steady progress in skills transfer to and training and development of local nationals, reducing the number of expatriate employees
- A 14% improvement in the 26- to 35-year age group talent and succession pool since 2016 – positioning them for senior leadership and critical scarce skills positions in the future
- Approximately 740 formal, informal and on-the-job interventions, including job retentions, were conducted to grow, nurture and retain talent



Obuasi

PEOPLE ARE OUR BUSINESS CONTINUED

Chairman's Young Leaders Programme

The Chairman's Young Leaders Programme underpins our integrated talent and succession management strategy. The programme accelerates the development of high potential employees, enhancing their performance in their current roles. Its aim is to develop and nurture young talent and establish pipelines for scarce skills talent and long-term leadership potential within the Company.

In 2019, eight young leaders from a range of disciplines and operations successfully completed the year-long experiential development programme. Since its launch in 2015, 34 candidates have completed and graduated from the programme, 53% of them women. Overall, more than 90% have been promoted or given a broader scope of work, and 90% have stayed with the Company.

One Young World Summit

Investment in young leaders continues once they have graduated from the Chairman's Young Leaders Programme. Exposure to developmental opportunities continues as their careers progress.

In October 2019, five young leaders representing our South Africa, Continental Africa and Australia operations attended the One Young World Summit in London, United Kingdom. The annual summit provides a global platform for bright young leaders, between the ages of 18 and 35 years, to network and debate global business and social priorities linked to the United Nations SDGs. Those young leaders who represented AngloGold Ashanti are now part of the One Young World Network that comprises around 800 young leaders from some 200 countries.

AngloGold Ashanti mentorship programme

AngloGold Ashanti has established a structured mentorship programme where an experienced, and predominately senior employee (the mentor) assists another employee (the mentee) in developing specific skills and knowledge to enhance the mentee's professional and personal growth.

To meet the growing need to provide mentorship as a developmental opportunity across the organisation, the Future Leaders Mentorship Programme, launched originally to enhance the Chairman's Young Leaders Programme, was revised to become the AngloGold Mentorship Programme. To implement this programme, 54 mentors and 18 mentorship facilitators were trained in 2019. Sixteen mentees – based on a broader mentorship approach – were also matched to mentors, mainly in senior leadership roles. It is planned that more employees will be enrolled in the programme across the organisation in 2020.

Employee engagement

AngloGold Ashanti conducted its third global employee engagement survey in five years in May 2019. The survey aimed to improve understanding of our employees, their expectations and motivations. The survey findings are used to improve perception of the organisation, to develop our brand as an employer of choice, and to retain and attract critical and scarce skills talent. Despite the challenging operating business landscape, 76% of employees participated in the survey.

Results of the survey highlighted that employees highly rate the extent to which AngloGold Ashanti conducted its business as a values-based organisation, placing a high value on the leadership and the Company's vision. Based on the results of the survey, work began to develop, implement and track relevant interventions to improve the business culture and reinforce our values.

To improve employee engagement with senior leadership and in response to feedback from the survey, CEO breakfast sessions were held on a quarterly basis, providing an opportunity for informal conversations with employees. Additionally, CEO town hall meetings, regional COO town hall meetings and other engagements were hosted to promote a more active dialogue, ensure alignment to the group's strategy and support collaboration throughout the business. Progress on these interventions will be provided to the board on an annual basis until the next survey. The next employee engagement survey is planned to take place in 2021.

Fair, equal and responsible pay

At AngloGold Ashanti, we are committed to the principles of fair, equal and transparent pay, the framework for which is continually evolving. These principles are reflected in our group remuneration policy. See Gender equality in the **<Remuneration report>** for further details.

Developing capabilities locally (localisation)

Localisation encompasses efforts to strengthen local economic and employee development. These efforts include preserving and increasing local jobs, skills development, local procurement, and infrastructure and service development.

Increasing localised employment is an important area of focus, especially in the Continental Africa region where we are currently working with local institutions to develop local talent. In 2019, 16 key positions in the region were filled by local nationals, despite increases in expatriate numbers due to the Obuasi redevelopment and the move to underground mining currently underway at Geita.

Initiatives are underway to ensure that local adequately skilled individuals with good potential are included in talent pools and succession planning. Ongoing talent mapping to identify, develop and maintain a pipeline for general manager and head of department positions is a critical area of focus to localise senior management.



Chairman's Young Leadership Programme (CYLP)

In 2019, there was a year-on-year improvement in general manager and head of department talent pools, with significant increases in successors in the "Ready now", "Ready in 1-3 years" and "Ready in 3-5 years" categories – see graph below.

General manager and head of department talent pools: successors



2017 ■ 2018 ■ 2019

Focusing on diversity and inclusion

Fostering a culture of diversity and inclusion, based on dignity and respect, across our global footprint, is a business imperative.

Gender assessments conducted internally during the year helped inform our Global Diversity and Inclusion Framework, which had oversight from the Sustainability, Ethics and Social Committee. Knowledge of country-specific legislation as well as input from focus groups on the needs of females and the barriers that prevent many from joining and actively participating in the business were used to determine desired key outcomes of the framework.

The framework [1], is aligned with the ICMM and United Nations Global Compact principles as well as our group human resource objectives to empower all employees, irrespective of race, gender, ethnicity, religion, sexual orientation and people with disabilities. The 10-pillar framework guides managers as they work to achieve a truly diverse workforce and a workforce free of inequality. Furthermore, unconscious bias awareness workshops are being rolled out across the organisation.

The Policy on Diversity, which promotes gender and racial diversity at board level in accordance with the JSE Listings Requirements, has been expanded to include culture, age, field of knowledge, skills and experience. Voluntary targets have been set for race and gender inclusion.

[1] *Global Diversity and Inclusion Framework*

Take aways from the gender diversity assessments included:

- A range of issues impede the recruitment and development of females
- Cultural issues, favouritism and biases are evident in the recruitment and promotion of females
- Marginalisation of women exists
- Inadequate facilities and services for females in some areas of the business
- More inclusive science, technology, engineering and mathematics (STEM) opportunities can enhance the pipeline of talent
- Branding of mining, it is not inclusive for women

Gender diversity – key facts

Women directors on the board: **4**

Women members on the Executive Committee: **3**

Board – gender profile *



42% Female | **58%** Male

Executive Committee – gender profile *



33% Female | **67%** Male

* *As at the date of this report*

PEOPLE ARE OUR BUSINESS CONTINUED



Female representation in the workforce by region

■ Corporate office	46
■ Continental Africa	8
■ South Africa	9
■ Americas	19
■ Australia	18

2020 Bloomberg Gender-Equity Index

AngloGold Ashanti voluntarily participated in the 2020 Bloomberg Gender-Equity Index (GEI). The 2020 index comprised 325 companies in 42 countries with a combined market capitalisation of $12 trillion. The GEI tracks the financial performance of public companies committed to supporting gender equality through policy development, representation and transparency. The Bloomberg GEI metrics measure indicators such as: the likelihood of a woman remaining employed at a firm following parental leave, the availability of on-site lactation rooms, and sponsorship of STEM education programmes for women.

Our inaugural submission has established a foundation to benchmark and improve upon in promoting gender equality, diversity and inclusion. The Company scored especially high marks in the areas of equal pay and gender pay parity, sexual harassment policies and Pro-Women Brand. The full results can be viewed in the section on ESG impacts on page 50. Our inclusion in the Bloomberg GEI is recognition of the work we are doing to achieve diversity across the group. With the support received from the board and Executive Committee to promote gender diversity and create the right working environment for women, opportunities exist to improve on future submissions.

Keeping our people safe and well
What we did in 2019

Safety remains AngloGold Ashanti's priority, and together with providing healthy workplaces and maintaining employee health and well-being, is a key material issue. We pursue and adapt safety and health strategies in line with recognised leading practice in global safety and health standards and systems. These strategies underpin our 2030 goal of providing workplaces free of injury and harm.

Embedding and integrating safety and health into the business and into the Operational Excellence programme is an ongoing process. This work included mapping and translating ISO 45001 (replacing OHSAS 18001) concepts into work processes to ensure that methods, such as approaches to risk management, are aligned across the group. The move to ISO 45001, which is based

on the conventions and guidelines of the International Labour Organization, strengthens internal safety assurance processes and included reviews of internal safety standards and practices, along with the assessment of protocols used. Alignment with ISO 45001 was completed in early 2019. Three operations have received ISO 45001 certification – Sunrise Dam in 2018 and Geita and Siguiri in 2019. Other operations will be working toward ISO 45001 certification over the next two years.

Our safety performance

Our safety performance across our operations continued to improve in 2019. By the end of the year, Mponeng had achieved its best-ever injury rate and had been fatality free for one year. Operations in the Continental Africa region presented their best-ever all injury frequency rates (AIFR) and in Australia, Tropicana also achieved its best-ever AIFR and was a finalist in the 2019 Western Australia Work Health and Safety Excellence Awards. This is a significant step change, highlighting the progress that can be made through Company-wide focused initiatives and an integrated safety strategy. Our group AIFR improved by 31% year-on-year to the lowest level on record. We also passed a calendar year without a fatal accident for the first time, and by the end of 2019 had recorded 633 days without a workplace death. This progress is the cumulative result of numerous safety interventions over many years. Regrettably post year end in March 2020, we had two seismic-related incidents resulting in four fatalities, see **<South Africa region>**.

Our health performance

Our strategic focus is moving beyond 'do no harm' to one underpinned by a desire to actively improve, where possible, the environments in which we operate. During 2019, we reviewed

Occupational fatalities
(number of fatalities)



2015	11
2016	7
2017	7
2018	3
2019	0

All injury frequency rate
(per million hours worked)



	Employees	Contractors	
2015	8.91	3.35	7.18
2016	9.39	4.09	7.71
2017	9.81	3.14	7.49
2018	6.56	2.13	4.81
2019	4.38	2.13	3.31

■ Employees ■ Contractors

our health strategy. Work plans were created to facilitate line management ownership of employee and community health. In addition to driving productivity and improving employee wellbeing, this is an important aspect of long-term risk management.

To better address occupational health issues, we are pursuing a preventative approach rather than being reactive. 'Predictive leading indicators' targeting reductions in occupational exposures are now included in our operational key performance indicators to help us identify problem areas and address them proactively. Occupational health hazard programmes designed to deal with occupational exposures such as airborne pollutants and noise are to be introduced at Obuasi in Ghana and Geita in Tanzania, as these mines move underground. Risk assessments have been expanded to include both occupational and non-occupational environments.

We educate and raise awareness on the prevention and treatment of communicable diseases such as malaria, HIV and Ebola, and other priority health issues. Non-communicable diseases, such as hypertension, diabetes and other life-style related conditions, the biggest health issues globally, are of particular concern. Mental health is also an important risk worldwide and our operations are currently establishing systems to adequately assess this issue. The proposed sale of our South African assets will alter the group's health profile, as currently most of our occupational disease issues, such as silicosis and noise-induced hearing loss (NIHL), are found in our South Africa region. Covid-19 has become a major focus area in relation to employee well-being, with measures having been put in place to prevent, contain and manage its spread, as detailed on page 19. The situation is monitored continuously.

Noise-induced hearing loss (NIHL)
(number of cases)



Year	Value
2015	68
2016	147
2017	132
2018	39
2019	20

All occupancy disease frequency rate (AODFR)
(per million hours worked)



Year	Value
2015	6.62
2016	7.13
2017	7.03
2018	3.29
2019	1.36



Geita



MANAGING ESG IMPACTS FOR SUSTAINABILITY

RELATED MATERIAL ISSUES:

Environment:



Responsible environmental stewardship

Governance:



Employee and community health



Contributing to resilient, self-sustaining communities

Social:



Employee and community health



Contributing to resilient, self-sustaining communities



Employee, community and asset security



Artisanal and small-scale mining

RELATED RISKS:

Risk 3: Failure to meet our operational and safety targets

Risk 8: Implications of future tailings regulations for our governance of event risks

Risk 9: Threats to social licence to operate

CAPITALS AFFECTED



Social and relationship capital



Natural capital



Financial capital



Intellectual capital (governance)

MANAGING ESG IMPACTS FOR SUSTAINABILITY

In conducting our business activities, we are mindful of our impact on host communities and the environment. Our values guide our stakeholder engagement, decision-making and actions in relation to communities and the environment and our related responsibilities. These responsibilities are acknowledged in our five strategic objectives.

A critical aspect in acquiring and maintaining AngloGold Ashanti's social licence to operate is contributing positively to communities and demonstrating responsible environmental stewardship.

Strong environmental, social and governance (ESG) performance is critical in maintaining stakeholder confidence and trust, and creating value through the cycle.

ESG performance and the SDGs

AngloGold Ashanti is committed to the Sustainable Development Goals (SDGs). Announced in 2015, the SDGs and related targets were set by the United Nations (UN) to support its 2030 Agenda to end poverty and inequality, protect the planet and ensure prosperity for all.

Our sustainable development strategy supports our overall business strategy and is aligned with the SDGs. The SDGs also speak to our environment, social and governance (ESG) performance and are aligned with the 10 principles of the ICMM.

Having considered and interrogated the SDGs, we have categorised and prioritised them, based on the extent to which we can contribute to each as follows:

SDGs selected as our main focus

Core to our business and committed to making a positive contribution:


3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS

Those SDGs we directly affect

Not core to our business, but we have a direct impact:


1 NO POVERTY
2 ZERO HUNGER
4 QUALITY EDUCATION
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES

Those SDGs we indirectly affect

May be impacted by our activities and may require intervention:


6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

[1] *Code of Ethics*

[2] *Mine tailings disclosure*

Our ESG performance

G = GOVERNANCE

Governance and partnerships

Good corporate governance is integral to how we operate, to long-term value creation and thus to the sustainability of our business. We apply the principles and recommendations set out in the King IV Report and other relevant laws, and comply with all the listings requirements of the stock exchanges on which we are listed. We are committed to promoting good governance and being a responsible corporate citizen. Our Code of Ethics[1] and values guide our conduct, and that of our contractors as well.

The board provides ethical leadership and is responsible for our overall corporate governance. It acknowledges that sound governance principles and practices underpin value creation for shareholders and the sustainability of the business, and are thus crucial to the achievement of our business objectives.

Our governance processes are set out in **<Corporate Governance>**. Further detail on this is provided in the **<Audit and Risk Committee chairperson's letter>** and on our assurance processes. See also the **<Independent Assurance report>** in the **<SR>**.

In launching the SDGs, the UN explicitly recognised that in achieving these goals business would have an important role to play and that this would entail collaboration with governments and NGOs, among others. Hence the importance of SDG 17 – Partnerships for the goals – in acknowledgment of the strong commitment to global partnership and co-operation required to deliver on the goals. One of the targets specified for SDG 17 is "to encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships".

In the spirit of SDG 17 – Partnerships for the goals – we collaborate with and support various organisations that include the ICMM, the World Gold Council (WGC) and the World Economic Forum (WEF), among others. As a member of the ICMM, we commit to their 10 principles which underpin sustainable development in the mining industry, and include protecting biodiversity, respecting human rights, and contributing to the sustainable development of host countries.

We also work together with the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) to collaborate on various industry issues. We have also participated in efforts by the ICMM members and the Global Tailings Review to develop an international tailings standard for the safer management of tailings storage facilities, following the Brumadinho dam wall failure in Brazil early in 2019. The Brumadinho TSF failure also resulted in a significant global drive for increased transparency around the management of tailings facilities. In 2019 there was a coalition comprising the Church of England Pensions Board, the Swedish Council on Ethics and the UN-supported PRI that sent a request to global mining companies for a public disclosure of detailed information relating to their TSFs and the management therefor. See AngloGold Ashanti's response to this[2] .

MANAGING ESG IMPACTS FOR SUSTAINABILITY
CONTINUED

We actively participate in and contribute directly to various global forums. Our Chairman serves as co-chair of the WEF's new Africa Regional Stewardship Board, playing an integral role with delivery on the Africa Growth Platform, while our CEO was appointed Chairperson of the WGC in February 2020, enabling AngloGold Ashanti to play a more intimate role in the organisation's drive to stimulate and sustain demand for gold.

Participation in sustainability indices

We engage openly with various indices such as the FTSE Russell, the Responsible Mining Index (RMI), the Dow Jones Sustainability Indices (DJSI) and the Bloomberg Gender-Equity Index, which have rated our sustainability performance during the year.

FTSE4Good 2019



- The FTSE4Good Index Series is designed to measure the performance of companies demonstrating strong ESG practices.

- Overall rating: 4.3 out of a total of 5 (up from 4.2 in 2018). This compares favourably with average scores of 2.6 for the gold mining sector, 2.1 for the basic materials industry and 3.5 for South Africa.

- Score by theme:
  - Environment   = 3.9
  - Social   = 4.0
  - Governance   = 5.0

RobecoSAM Dow Jones Sustainability Index



AngloGold Ashanti has been included in the emerging markets index component of the Dow Jones Sustainability Indices (DJSI) for the fourth consecutive year. Our inclusion in the RobecoSAM Dow Jones Sustainability Emerging Markets Index acknowledges the continued improvement in our sustainability practices. In the 2019 assessment, AngloGold Ashanti was among the top 15% of companies in the industry and achieved a score within 30% of the industry's top performing companies.

The RobecoSAM ESG rating is now part of S&P Global, positioning it within the broader investment community. AngloGold Ashanti's overall score was 69 (2018: 66). Scores in the ESG categories were as follows:

- Economic dimension: 62 (2018: 64) – industry average: 41
- Environmental dimension: 73 (2018: 70) – industry average: 35
- Social dimension: 73 (2018: 66) – industry average: 33

Bloomberg Gender-Equality Index



AngloGold Ashanti has been included in the 2020 Bloomberg Gender-Equity Index (GEI) in recognition of the work being done to improve diversity and inclusion across the group. Our overall score of 69% compares with an average score across all sectors of 63% and 67% for the mining sector. Our highest scores were for disclosure, equal pay and gender parity, and for our sexual harassment policies. Opportunities exist to improve our performance – in terms of a female leadership and talent pipeline, and inclusivity – and submission. With the support of the board and executive committee to promote gender diversity and create an inclusive working environment, we are well placed to achieve this. See **<People are our business>** and the **<Remuneration report>** for more information.

Bloomberg Gender Equality Index Scores	AngloGold Ashanti	All sector average*	Materials sector
Overall GEI* average	69%	63%	67%
Disclosure score	97%	90%	94%
Data Excellence Score	57%	52%	55%
Female leadership and talent pipeline	30%	48%	51%
Equal pay and gender pay parity	89%	50%	67%
Inclusive culture	39%	54%	47%
Sexual harassment policies	80%	58%	69%
Pro-women brand	75%	48%	43%

* Total number of companies: 325, of which 20 are in the materials sector.



Obuasi

Responsible Mining Index 2020



AngloGold Ashanti was ranked fourth out of 38 global mining companies for its mine-site-level results in the Responsible Mining Index (RMI) which assesses the extent to which large-scale mining companies address a range of economic and ESG issues across their mining activities. We scored in the top five for performance in economic development, lifecycle management, community wellbeing and environmental responsibility. Other areas which are assessed by the index are business conduct and working conditions. We were commended for, among others, our transparency in relation to the negative impacts our operations can have, our formalised approach to supporting local procurement and local business development, for our comprehensive approach to mitigating the impacts of collective retrenchment and relatively detailed disclosure of environmental incidents.

Our ranking (out of 38 companies) for the six performance areas was as follows:

- Community wellbeing – 2
- Lifecycle management – 3
- Economic development – 3
- Environmental responsibility – 5
- Working conditions – 7
- Business conduct – 11

E = ENVIRONMENT

Environmental responsibilities and performance

Key areas of our environmental responsibilities are protecting biodiversity, including land rehabilitation, and mitigating impacts on water, energy and climate change, and air. The extent to which we manage these at each of our operations is influenced by their different geographies and applicable regulations. At an operational level, our environmental work is governed by our Group Environmental Policy, Standards and Guidelines, which together

aim for a consistent approach across our global portfolio, while enabling operations to adapt their environmental management programmes to varying operational, geographical, climate and regulatory settings.

In addition, we are actively working to integrate environmental management with our operational functions, and formalising cross-functional collaboration.

In 2019, our environmental activities focused on:

- Water: Water is a valuable and, in some areas, a scarce resource. All our operations are subject to either a scarcity or an excess of water, with 17% of our operations – such as Siguiri and Sadiola – in high water stress regions. A primary objective of water management at site level is to minimise the volume of water imported, often working towards a site-specific target. To better track this, we monitor the ratio of fresh water re-used and the volume of water imported per tonne of ore treated. Another primary water management objective is to prevent the contamination of water resources by our activities. Where this has not been possible, environmental incidents are logged, investigated and corrective actions are put in place. In 2019 we experienced three reportable environmental incidents. See **<SR>**

- Tailings management: The safe and responsible management of tailings, both during and after mining, is critical to the sustainability of our industry and in protecting the environment. AngloGold Ashanti has stringent monitoring and controls in place for the management of its TSFs. For work undertaken in Brazil, see above and the Americas' regional review in this report as well as the AGA Mineração and Serra Grande **<OP>**. See also the case study: Tailings storage facility management in Brazil in the **<SR>**

- Energy and climate change: Mining is by its very nature more energy intensive. Lower grades mean more rock has to be shifted to maintain production and as mining progresses further away from infrastructure, the longer distances require more energy to transport both workers and the rock mined.

In 2019, we continued to mitigate our carbon footprint, marginally reducing our GHG emissions intensity by 1% from 31.8kg of GHG per tonne treated versus 32.1kg of GHG per tonne treated in 2018. Absolute GHG emissions remained flat. This was despite a 3.7% increase in total energy used to sustain production. These improvements were led by continued benefits from energy efficiency gains at our South African mines, which, despite a 9.3% increase in the South African grid emission factor, managed an 8.5% reduction in absolute emissions and a 9.2% reduction in emissions intensity compared to 2018.

Water useefficiency
(kilolitres per tonne treated)



2015	0.64
2016	0.59
2017	0.61
2018	0.57
2019	**0.59**

Energy intensity
(gigajoule per tonne treated)



2015	0.31
2016	0.33
2017	0.35
2018	0.32
2019	**0.33**

GHG emissions intensity
(kilograms of GHG per tonne treated)



2015	45
2016	48
2017	46
2018	32
2019	**32**

  
External pressure around ESG issues, especially climate change, continue to intensify. This pressure has included some of AngloGold Ashanti's largest shareholders and the wider investment community. We are currently beginning development of a comprehensive new climate change strategy that will reset our emission reduction targets, ensure we protect our operations and our host communities against physical climate risks, continue to implement appropriate climate disclosure systems, and maximise opportunities for cost-saving and energy efficiency. We will be guided by, among other things, the ICMM's updated Climate Change Position Statement. Plans are underway to align our primary climate change disclosure with the Task Force on Climate-related Financial Disclosure (TCFD) recommendations.

- Integrated closure management: The social aspects of mine closure and related management are becoming increasingly important in the integrated management of mine closure. There is also a growing emphasis on contributing toward resilient and sustainable communities during the lifecycle of the mining operation. We are working to achieve this by engaging with our communities, allowing them to identify the projects they would like to see developed in the areas of health, education, agriculture, small business and supply chain development. Simultaneously, as part of our mine closure responsibilities, we will continue rehabilitating disturbed land as we mine. Closure is currently underway at Yatela while mining operations have ceased at Morila. Geita's mine closure plan has been submitted to the authorities in Tanzania while at Obuasi, a Closure Consultative Committee has been established. Also at Obuasi, a Reclamation Security Agreement (RSA) describes the activities required to reclaim land previously disturbed by mining activities. It is based on a reclamation plan approved by the Ghana Environmental Protection Agency (EPA), in terms of which funds are to be posted or bonded as security for land reclamation. This financial surety is aimed at helping to ensure that adequate funds will be available to pay for site rehabilitation and post-closure monitoring and maintenance at any stage in the life of the mine.


Geita

Rehabilitation liabilities per operation ($ million)

Operation	2019			2018
	Restoration	Decommissioning	Total	Total
Continental Africa	249.9	158.8	408.7	378.3
Ghana				
Iduapriem	32.3	14.0	46.3	42.8
Obuasi [1]	141.5	44.8	186.3	163.2
Guinea				
Siguiri	28.5	25.9	54.4	53.1
Mali [2]				
Morila	–	6.5	6.5	7.6
Sadiola	12.2	12.5	24.7	26.6
Yatela	3.1	7.8	10.9	12.3
DRC				
Kibali [2]	–	11.5	11.5	10.6
Tanzania				
Geita	32.3	35.8	68.1	62.1
South Africa	15.3	81.3	96.6	75.7
Great Noligwa	5.9	27.5	33.4	30.7
TauTona [3]	3.5	16.5	20.0	16.9
Mponeng	2.2	2.8	5.0	4.7
Legacy projects				
- Vaal River	–	3.0	3.0	2.8
- West Wits	–	2.8	2.8	0.2
- Other	0.2	–	0.2	0.2
First Uranium SA	3.5	28.7	32.2	20.2
Americas	129.0	38.0	167.0	137.5
Argentina				
Cerro Vanguardia	58.2	19.1	77.3	69.1
Brazil				
AGA Mineração	47.1	14.9	62.0	48.6
Serra Grande	16.3	4.0	20.3	12.6
United States of America				
Other	0.4	–	0.4	0.4
Colombia				
La Colosa	6.6	–	6.6	6.4
Gramalote [2]	0.4	–	0.4	0.4
Australia	59.5	37.3	96.8	88.5
Australia				
Sunrise Dam	28.4	17.0	45.4	40.6
Tropicana	31.1	20.3	51.4	47.9
	453.7	315.4	769.1	680.0
Less equity-accounted investments included above [2]	(15.7)	(38.3)	(54.0)	(57.5)
Less liabilities held for sale included above [4]	(15.1)	(81.3)	(96.4)	–
	422.9	195.8	618.7	622.5

[1] Includes Mpasatia (Bibiani pit)

[2] The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.

[3] Includes Savuka

[4] Includes the liabilities held for sale of Mponeng, Great Noligwa, TauTona, Vaal River and West Wits legacy projects and First Uranium.

MANAGING ESG IMPACTS FOR SUSTAINABILITY
CONTINUED

S = SOCIAL

Our social performance covers our activities in relation to our employees and communities. To learn about our activities in relation to our employees in the past year, see **<People are our business>** and **<OP>**.

Communities

One of AngloGold Ashanti's six core values is that the communities and societies in which we operate should be better off for our having been there. As our operations develop and expand, requiring land, or embark on closure, the principle of shared value becomes more important, making this ever more significant.

We operate in environments where the communities affected by our operations expect a meaningful existence beyond the life of our mines. Creating direct economic opportunity can build trust and acceptance of the mining industry and can lead to increased community collaboration and economic growth. While community demands and the complexity of social challenges faced may be felt more acutely at our operations in emerging economies, where the challenges of poverty, unemployment and inequality are most visible, the concept of shared value is relevant across all our operations. Our social performance is a critical determinant of our continued ability to conduct our business activities, underpinning as it does our ability to maintain our social licence to operate.

Our 2030 aspirational community goal, which is aligned with the SDGs, is "Contributing to resilient, self-sustaining communities" that are free from poverty and inequality. To deliver on this aspiration, we endeavour to ensure that communities experience real and sustainable benefits from our operating activities. Such an approach is aligned with the increasing emphasis on responsible investment.

For more detailed information on our contribution to resilient self-sustaining communities, see the **<SR>** and **<OP>**. These reports also contain information on our performance and work in relation to community health, community and asset security, respecting human rights and artisanal and small-scale mining.

Socio-economic development and community upliftment
Socio-economic development initiatives are vitally important if we are to ensure self-sustaining, resilient communities. The ability to demonstrate the positive impacts from our activities is important in winning and maintaining our social licence to operate. All operations have implemented social development programmes in line with their own development imperatives, including the profile and needs of host communities, the resources available for investment and relevant regulatory requirements, among other things.

The socio-economic development projects implemented are aligned with identified community investment priorities, including social infrastructure, health facilities and services, education, training and skills development, and small, medium and micro enterprise (SMME) development. For 2019, group community investment spend totalled $27.69 million as compared with $22.25 million in 2018.

Local procurement
Implementation continued of our group Local Procurement Policy that was launched in 2018. This policy seeks to establish a company-wide, sustainable local procurement programme to safely and ethically stimulate economic and social development within the countries and communities where we operate. It is central to building local value chains as we support the development of local suppliers. During the year, a multi-stakeholder workshop led to the completion of a local business development framework and guidelines for sustainable development across our Africa operations. Implementation of these is evidenced for example by the partnerships established with local suppliers, amongst others when we started our Obuasi mine.

This policy is intended to address increasing pressure from host governments and communities on mining companies to overhaul local procurement processes and systems, which remains a challenge. We are committed to implementing our localisation – see **<People are our business>** – and local procurement policies and strategies.

Total procurement spend
($ billion)



2015	2.10
2016	1.98
2017	2.29
2018	2.06
2019	**2.05**

Community investment (less equity-accounted investments) ($ million)



2015	15.22
2016	20.16
2017	24.05
2018	22.25
2019	**27.69**

Community incidents
(number)



2015	15
2016	2
2017	17
2018	26
2019	**32**



🟧 Corporate office	3
⬛ Continental Africa	61
🟨 South Africa	11
⬛ Americas	22
⬜ Australia	3

$27.69m Community investment
(2018: $22.25m)

84% Proportion of spend on local suppliers
(2018: 78%)



Total centrally managed procurement spend
69%
$1.41bn

Total regionally managed procurement spend
31%
$0.64bn

$2.05bn
Total procurement spend
(2018: $2.06bn)

📷 *Obuasi*

ENSURE FINANCIAL FLEXIBILITY AND OPTIMISE OVERHEAD, COSTS AND CAPITAL EXPENDITURE



Key guidance metrics met or exceeded for the **seventh** consecutive year

Production of **3.281Moz**

106% increase in free cash flow before growth capital to **$448m**

Adjusted net debt to adjusted EBITDA **improved to 0.91 times** with cash and cash equivalents of **$463m**

Agreement reached on **sale of remaining South African assets and Sadiola mine in Mali**

Dividend 165 ZAR cents (approximately 11 US cents) per share declared – up 57%

CFO'S REVIEW



Effectively balancing competing capital needs to achieve balance sheet leverage targets

STABLE GROWTH

EXECUTIVE SUMMARY[1]

The year 2019 was a strong financial year for the business. Free cash flow, before growth capital, increased by 106% to $448m, while cash flow from operating activities increased by 22% to $1,047m. Measures have been taken during the year to instill more financial discipline and follow a clear framework for allocating capital. We have and will continue to prioritise the reduction of debt with excess cash as we believe that maintaining lower debt will help us to be more sustainable through the cycle. We ended the year with adjusted net debt to adjusted EBITDA improved to 0.91 times, well below our targeted level of 1 times through the cycle.

Reinvestment in our core asset base has enabled us to optimise output and plan for the future with Ore Reserves outside of South Africa replenished.

The rising cash flows from our operations has grown our dividend by 57% to 11 US cents per share. Our dividend policy, which pays 10% of free cash flow, before growth capital, at the discretion of the board of directors, reflects a discipline in our capital allocation process: we carve out cash for shareholders before we look at growth options. Our investment in growth has culminated in the historic pouring of first gold at Obuasi in December 2019, bringing Phase 1 of the redevelopment project to a conclusion on time and within budget.

Financial highlights of the year under review include:

- The group met 2019 full year guidance with production at 3.281Moz and All-in sustaining costs (AISC) of $998/oz (including $6/oz non-cash rehabilitation provision in Brazil as guided in the third quarter of 2019)

- Record production achieved at Kibali, Tropicana and Iduapriem, while Geita delivered the highest production in 14 years

- Free cash flow, before growth capital, increased by 106% to $448m, while cash flow from operating activities increased by 22% to $1,047m

- Adjusted net debt to Adjusted EBITDA improved to 0.91 times, with cash and cash equivalents at $463m

- The company reached agreements to sell the remaining South African assets and the Sadiola mine in Mali

- Dividend increased by 57% to approximately 11 US cents per share (165 ZAR cents per share up from 95 ZAR cents per share in the prior year).

Progress has been made on the sales processes announced. On 23 December 2019, the company announced that it had reached an agreement to sell its interest in the Sadiola Mine, while on 12 February 2020, the company announced that it had reach an agreement with Harmony to sell all its remaining South African assets and related liabilities. In Argentina, the sales process related to Cerro Vanguardia continues. The sales proceeds from these asset sales will be prioritised to debt reduction.

Group performance

AngloGold Ashanti's cash flows and earnings showed further growth in 2019, and for the seventh consecutive year, production, capital and all cost guidance metrics were met.

Cash flows from the business continue to improve, with free cash flow at $127m up 90% compared to 2018. Adjusted EBITDA in 2019 increased to $1,723m, versus $1,480m in 2018. Both metrics benefitted from the increased gold price received during 2019, partly offset by lower gold output, increased taxes and royalties. All-in sustaining costs (AISC) of $998/oz in 2019, compared to

[1] *The information included in the Chief Financial Officer's review is provided for the AngloGold Ashanti group (i.e. including South Africa), unless otherwise indicated. Following the announcement of the South African asset sale, the South African operations are recorded as discontinued operations in the financial results. Comparative results have been restated where required.*

CFO'S REVIEW CONTINUED

$976/oz in 2018, was impacted by a $6/oz non-cash impact from the revised rehabilitation provisions in Brazil, as required by new legislation promulgated during the third quarter of 2019. Excluding this impact, AISC increased by 2% year-on-year.

Basic loss for the year ended 31 December 2019 was $12m, or 3 US cents per share, compared with basic profit of $133m, or 32 US cents per share in 2018. Earnings were negatively impacted by the impairment of the South African assets associated with their held for sale accounting treatment ($385m, net of tax), higher rehabilitation provisions in Brazil ($15m, net of tax) and higher care and maintenance costs in South Africa and Ghana ($13m, net of tax). Excluding impairment charges, headline earnings were $379m, or 91 US cents per share, compared with $220m, or 53 US cents per share in 2018.

The group ended the year with a robust balance sheet, with improved cash flows contributing towards continued debt reduction. At the end of December 2019, the ratio of adjusted net debt to adjusted EBITDA was 0.91 times (1 times from continuing operations), below the targeted level of 1 times through the cycle and at the lowest level since 2012.

As at 31 December 2019, liquidity remains strong with $1.42bn undrawn on the $1.62bn US dollar Revolving Credit Facilities (RCFs) approximately R4.65bn available on the R5.65bn South African RCFs and other facilities, and cash and cash equivalents of $463m. In South Africa, we cancelled one of our South African RCFs totalling R1.4bn at the end of February 2020. Subsequent to year-end, we drew on the remainder of our US Dollar RCF to bolster our cash position as indicated later in the report.

The board approved a dividend of ZAR 165 cents per share (approximately 11 US cents per share), in line with the dividend policy based on 10% of free cash flow, before growth capital expenditure. This compares to a dividend of ZAR 95 cents per share (7 US cents per share) in 2018. The increase in the dividend reflects management's commitment to improving shareholder returns, while maintaining disciplined capital allocation. The board is satisfied that subsequent to the dividend declaration, the company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility.

Strategic priorities

Maintaining a reliable track record of consistent and prudent behaviour as custodians of shareholder capital continues to be central to our approach. Capital allocation continues to remain disciplined and focused on improving value creation through effective management and without placing undue financial or operating risk on the business. This approach does not prioritise scale but rather focuses on sustainable margins and free cash flow growth to improve total returns to shareholders over time.

Whilst noting the establishment of two global mega gold-producing entities after the mergers of Barrick/Randgold and Newmont/Goldcorp, the group continues to favour organic opportunities to create value, over those available through acquisition. The company's equity remains an important asset that should be protected while efforts are undertaken to close the considerable valuation gap that exists with global industry peers. We continue to jealously guard our equity and have focused on self-funding growth projects over the last number of years with our ongoing capital needs not requiring the issue of additional equity. The last significant issue of equity occurred in 2013 when we issued 18,140,000 shares to settle the remainder of the outstanding 6% Mandatory Convertible Bonds.

Within this framework of self-funding we continue to target a return of 15% through the cycle at a long-term real gold price of $1,200/oz on our new investments, using conservative discount rates that account for specific jurisdictional and operating risks.



All-in sustaining costs vs. gold price
($/oz)

14% margin • 19% margin • 21% margin • 21% margin • 16% margin • 23% margin • 28% margin

Spot $1,610/oz [2]

2013 — 2019

■ AISC [1] ■ Average annual gold price

[1] World Gold Council Standard
[2] Spot price as at 21 February 2020, the date of the preliminary results announcement

The integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the company will continue to rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels. Importantly, the company will weigh these competing priorities and consider the full suite of financing opportunities available when determining whether or not to proceed with an investment.

Margin improvement – an ongoing priority

As in prior years, we continued to focus our efforts on driving operational excellence and cost efficiencies across our business. Our efforts in the current year were supported by a higher gold price environment.

The group AISC margin improved to 28% in 2019 from 23% in 2018. For continuing operations, the margin has improved to 30% in 2019 from 26% in 2018.

Balance sheet strategy to enforce capital discipline

Our balance sheet strategy continues to enforce capital discipline, with adjusted net debt at $1.572bn, 5% lower than last year. Our adjusted net debt to adjusted EBITDA ratio of 0.91 times (1 times from continuing operations) reflects ample headroom to our 3.5 times debt covenant. Liquidity remains strong, providing good flexibility in a volatile climate.

As stated above, our liquidity remains strong with sufficient undrawn facilities. The company will continue targeting a lower adjusted net debt to adjusted EBITDA ratio of 1 times through the cycle. We believe this target level is sustainable, even as we invest inward, service debt obligations and pay dividends to shareholders at the discretion of the board of directors.

We remain strongly levered both to the gold price and currencies and we expect cash flow generation across the business to continue to benefit from prevailing market conditions as well as from efficiency and operational improvements in our business.

Subsequent to year end, on 18 March 2020, the Company drew $900m under the US dollar RCF to fund the repayment of the $700m 5.375% bonds maturing on 15 April 2020 and to support short-term liquidity in the event of continuing disruptions in the global financial markets as a result of the recent outbreak of the coronavirus (covid-19). In addition, a further $450m was drawn down on the remainder of the US Dollar RCF and received on 27 March 2020.

Continued positive cash flow momentum

We continue to follow a balanced approach, with a focus on positive free cash flow generation while reinvesting in our portfolio. Our dividend policy remains to pay out 10% of free cash flow, before growth capital, at the discretion of the board. Subject to this discretion, our dividend policy represents a key element of our disciplined capital allocation.

Free cash flow before growth capital was $448m (2018:$278m, after the adjustment for South African retrenchment payments of $61m). The board approved a dividend, representing a 57% increase in dollar terms.

The continuation of the dividend is a reflection of our capital discipline and commitment to improving shareholder returns on the back of sustainable free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements.

Net debt
($m)



Adjusted net debt to adjusted EBITDA (times)



Last 12 months adjusted net debt to adjusted EBITDA ratio
[1] *Calculations include discontinued operations*

Undrawn facilities*
(at 31 December 2019)



c.$2.2bn

- ZAR facilities   R4.650bn
- $RCFs** $1,420m
- Cash $463m

* Total calculated with ZAR facility at R13.9937/$, and AUD facility at 0.70492
** $1.4bn RCF includes a capped facility of A$500m

CFO'S REVIEW CONTINUED



Free cash flow generation
(Adjusted FCF)

■ Pre-growth capex   ■ Adjusted free cash flow generation

[1] *Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds; for Obuasi redundancy costs of $210m; and the 2014 Rand Refinery loan of $44m.*

[2] *Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds.*

[3] *Adjusted for SA retrenchment costs paid of $49m.*

[4] *Adjusted for SA retrenchment costs paid of $61m.*

Delivery against 2019 financial and operational objectives

1. Continued focus on sustainable free cash flow generation	Free cash flow of $127m for the full year represents a 90% improvement year on year (2018: $67m and 2017: $1m). All the group's major operating mines were cash positive. Free cash flow was bolstered by higher gold prices which offset lower production, higher capital expenditure, increased profit based taxes and the slower cash repatriation from Kibali in the DRC. Although we received $75m in dividends from Kibali for the year, our attributable share of cash balances in-country increased to $202m as at 31 December 2019 (2018: $53m). Our joint venture partner, Barrick, who is the operator at Kibali, continues to engage with the government of the DRC with regards the cash lock-up in-country.	 ✓ **Objective met**
2. Improve margins	Our margins for total cash costs, AISC, and all-in costs (AIC) on revenue from continuing operations were 46%, 30% and 17%, respectively. Except for AIC, the margins reflected increases from 2018 (total cash costs: 42%; AISC: 26%; and AIC: 18%). Margins were positively affected by the higher gold price received during the year, with AIC marginally down year-on-year as a result of the increased growth capital expenditure incurred during the year relating to the Obuasi redevelopment project.	 ⇨ **Objective ongoing**

Delivery against 2019 financial and operational objectives *(continued)*

3. Maintain strict cost and capital discipline	The group's total cash costs were largely steady with total cash costs of $776/oz in 2019, $3/oz higher than $773/oz achieved in 2018. Total cash costs were favourably impacted by weaker currencies, which assisted in offsetting inflationary pressures in the emerging economies that we operate in, particularly in Argentina and South Africa. The main cost drivers contributing to inflationary pressures related to mining contractors, labour and consumables, which are all predominately indexed to inflation. Total cash costs were further adversely impacted by lower production, predominately grade impacts and lower planned by-product revenue at Cerro Vanguardia. Operational efficiency improvements continue to be a key group focus to mitigate operational cost pressures. AISC of $998/oz in 2019, were 2% higher than $976/oz achieved in 2018. AISC for 2019 include a non-cash $6/oz for additional environmental rehabilitation obligations in Brazil pertaining to tailings facilities, under the new legislation enacted in August 2019, following Vale's Brumadinho failure in January 2019. Lower sustaining capital was largely offset by IFRS 16 lease costs, higher rehabilitation provisions and other non-cash costs. Total capital expenditure (including equity accounted investments) increased by 13% to $814m in 2019, compared to $721m in 2018. This included project capital expenditure of $321m relating to Obuasi, Siguiri, Tropicana, Mponeng and Quebradona in 2019, compared to $150m invested in growth projects in 2018. Sustaining capital expenditure decreased to $493m in 2019, compared to $571m in 2018.	⇨ **Objective ongoing**
4. Advance Obuasi for first production by the end of 2019	The Obuasi redevelopment project achieved its first pour of gold on 18 December 2019, signalling the successful redevelopment of the mine into a modern, mechanised mining operation since mining activities were suspended five years ago. At the end of 2019, the overall project was 77% complete. The Phase 1 ramp up is now in progress to achieve 2,000 tonnes per day. Phase 2 of the project, to achieve a capacity of 4,000 tonnes per day, is firmly on schedule and within budget with commissioning scheduled for the end of 2020. See **<Regional performance review>** section for more detail on the project.	✓ **Objective met**
5. Complete asset sale processes	Processes to sell assets in Mali, South Africa and Argentina progressed during the year. On 23 December 2019, the company announced that it had reached an agreement to sell its interest in the Sadiola Mine to Allied Gold for an attributable cash consideration of $52.5m. After the financial year end, on 12 February 2020, the company announced it had reached an agreement with Harmony to sell all its remaining South African producing assets and related liabilities with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Both the Mali and South African sales processes are expected to close in 2020. Subsequent to the announcement of the sale of the South African assets, Moody's affirmed a credit-positive impact of the sale citing another positive step in strategy to streamline the portfolio and lower the long-term cost structure of the business. In Argentina, the sales process related to Cerro Vanguardia continues. This process is at an advanced stage and we hope to make a decision whether to accept a firm offer or to terminate the sales process in the second quarter of 2020. Cerro Vanguardia continues to be a strong contributor to the group, with 225,000oz produced in 2019 at an AISC of $859/oz, generating gross profits of $108m.	⇨ **Objective ongoing**
6. Ongoing stakeholder engagement	The group's strategy is underpinned by our overall objective, which is to deliver quality production, responsibly, with an emphasis on widening margins, extending mine lives and improving the portfolio. This forms the basis of our continuing and ongoing stakeholder engagement, whether with investors, governments, communities, or employees. The global enhanced interest in environmental, sustainability and governance disciplines (ESG) for companies operating in the extractive activities industries has become a focus for investors and it receives considerable attention from the group. Maintaining and enhancing our licence to operate through effective ESG practices, is critical to achieving our objectives.	⇨ **Objective ongoing**

CFO'S REVIEW CONTINUED

Delivery against 2019 financial and operational objectives *(continued)*

7. Advance Colombian projects up the value curve	At Quebradona, the company continued with its feasibility study, after the declaration of a reserve at the end of 2018. It is expected that the results of the feasibility study will be announced towards the end of 2020. During the year, drilling focused on geotechnical programmes for site infrastructure, the tunnel trace, above the mine area and the crusher chamber. On 16 September 2019, the company announced that it had reached an agreement with B2Gold, its joint venture partner at the Gramalote Project in Colombia, whereby B2Gold will fund an investment and exploration programme in 2020 to the value of $13.9m, in order to earn back to a 50:50 joint venture and assume management of the project with effect from 1 January 2020. This agreement provides additional momentum to the Gramalote Project, one of AngloGold Ashanti's two advanced exploration projects in Colombia. At the time of the announcement, B2Gold owned a 48.3% stake, with AngloGold Ashanti holding the remaining 51.7%. B2Gold and AngloGold Ashanti have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37m. As manager, B2Gold plans to continue the feasibility work with the goal of completing a final feasibility study by the end of 2020.	 **Objective ongoing**

Looking ahead to 2020

We have a number of key catalysts we intend to focus on in 2020. Our strong focus on ESG related matters is paying dividends and we will specifically continue our focus and attention on improving our safety record. We have made good progress in streamlining the portfolio and our continued focus in 2020 will be on the successful commissioning of Phase 2 of the Obuasi project by the end of the year. Simultaneously, we expect that our planned increased Ore Reserve Development and Mineral Resource Conversion over the course of 2020 and 2021 will provide positive results in the medium term. Our additional anticipated sustaining capital spend for 2020 is estimated at $30/oz. We expect to close on all the ongoing, announced divestment processes.

We expect to continue to improve cash flows, potentially resulting in further increases in our dividend pay-outs. Our leverage is currently at the target level we would like to maintain through the cycle and, given the strong fundamentals in place currently, we expect further improvement on this leverage. We aim to achieve all of this while remaining disciplined in managing costs and capital expenditure, thereby optimising current operating margins.

COVID-19 virus pandemic, guidance and liquidity

At the date of the approval of these financial results, the COVID-19 virus outbreak continues to spread across the globe and contributes to economic instability in global financial markets. The outbreak was declared a global pandemic on 11 March 2020 by the World Health Organization (WHO) and since then has resulted in numerous governments and other organisations, including AngloGold Ashanti, introducing a variety of measures to curb the spread of the virus. To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the company's values, guidelines and advice provided by the WHO and within the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains a key priority. Cases of the outbreak have been reported in all of the jurisdictions in which we operate, and it may lead to a prolonged restriction on the movement of people and continued requirement for people to self-isolate or be quarantined.

A cross-functional team, including operations, technical, finance, health, community, government relations and other support disciplines, is helping to guide the response to the crisis. The company has for some time employed increased screening and surveillance of employees, stopped non-essential travel, instituted mandatory quarantine for arriving travelers and increased hygiene awareness across its operations, in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions.

As a precaution against the potential effects of the pandemic on our ability to secure spares and consumables, our supply chain teams have proactively placed orders to build increased safety stocks on critical items at our operations. Specific inventories depend on the level of risk identified in each region, lead time considerations, and storage capacity. In general, we are targeting inventories of three to six months on primary consumables, while recognising we have the support of strategic partnerships with key suppliers who themselves are maintaining inventories in the respective regions for many critical items.

More specifically, the near-term supply chain outlook remains positive, while mid to long term uncertainty (i.e. 4 to 8 months) is being actively managed as follows:

- We are pro-actively placing orders to increase safety stocks on critical consumable items at our operations.
- We have strong supplier relationships and a globally diversified supply base which minimises the risk of global interruptions.
- Potential supply chain risks are currently limited to base metals and steel sourced from China impacting grinding media required at our operations. However, we do not rely solely on Chinese steel for our grinding media.
- Minimal risks have been identified thus far for the supply of mining equipment over the next 12 months, however, we are starting to see lead times increasing.
- We have noted lead times extending for lower value protective gear and equipment, however, alternative sources for these items have been identified.

We are proactively managing the gold shipments logistics through alternative flight routes and air charters due to cancellation of flights by certain airlines and closure of ports in various jurisdictions in order to avoid shipment delays of gold doré bars to refineries.

Any self-imposed or government-mandated lockdowns may disrupt the company's activities and operations and even lead to a full or partial temporary suspension of the company's mining operations in those jurisdictions. On 21 March 2020, following the Argentinian government's decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia was required to temporarily suspend mining activities.

On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company's South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions (MWS) and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through to 4 April 2020. Serra Grande will temporarily suspend its operations.

The current impact of all of the suspended operations is expected to be about 30,000oz to 40,000oz, or less than 2% of annual production. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.

The rest of AngloGold Ashanti's mines in its diversified portfolio of 14 assets in nine countries, continue to operate. For the sites where production has been suspended, plans for a safe and smooth ramp-up, and for safely regaining part of the delayed production, are being developed.

The pandemic, if prolonged, would have a wide range of impacts, including the direct consequences of the virus on the health of employees and communities, but also the consequent restrictions to travel and work put in place by governments to slow its spread. There would also be indirect consequences, including the reduced ability to effectively move people, supplies and equipment to sites. These may cause production interruptions through further suspensions of mining activities or delays to projects. We are in the process of designing the necessary contingency plans to mitigate these risks.

The Company had a good start to the year, and notwithstanding the suspended production in South Africa and Argentina remains well on track to meet its annual guidance. Nonetheless, given the uncertainties with respect to future developments, including duration, severity and scope of the covid-19 pandemic and the necessary government responses to limiting its spread, the board has decided to withdraw its market guidance for 2020 published as part of its preliminary condensed consolidated financial results on 21 February 2020, at this time.

We will continue to focus on the necessary steps to protect people, work to meet production targets and secure the longer-term future of the business during this period of uncertainty.

We are implementing cash conservation measures, including focused capital prioritisation and reducing non-essential spending across the business.

The company has drawn down $1.4bn on its US dollar RCF to cater for the $700m bond redemption due mid-April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is about $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti's combined share totals about $300m).

Management will continue to take a prudent and proactive approach to managing the group's liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.

Summary

In summary, priorities for 2020 are:

- Continued focus on sustainability and safety improvements
- Target increased reserve conversion through additional investment in Ore Reserve Development and Mineral Resource Conversion
- Aim to successfully complete divestment processes
- Obuasi phase 2 commissioning complete by year-end
- Optimise margins and cash conversion
- Enforce capital discipline in a rising gold price environment
- Proactively manage the emerging risks relating to the Corona virus pandemic from an operational, liquidity, working capital and supply chain perspective
- Focus on cash conservation measures including reducing corporate costs and AISC
- Pursue optimal financing alternatives for the group

Acknowledgement

I wish to record my gratitude to the broader finance team across the group which includes the financial reporting, tax, treasury, information management, global supply chain and internal audit functions. These functions work together seamlessly to ensure that we proactively manage risk, ensuring that we have robust financial systems in place to maintain a strong internal control environment whilst enabling relevant, timely financial reporting that inform business decisions. Our strong track record of achieving our financial KPIs is testimony to the strong calibre of our financial team. I look forward to the year ahead with enthusiasm, focusing on our strategic objectives and improving returns to our shareholders.

Christine Ramon
Chief Financial Officer
27 March 2020

FINANCIAL REVIEW

Three-year summaries

Summarised group financial results – income statement

US dollar million	2019	[1]2018	[1]2017
Continuing operations			
Revenue from product sales	3,525	3,336	3,394
Cost of sales	(2,626)	(2,584)	(2,607)
Gain (loss) on non-hedge derivatives and other commodity contracts	5	(2)	–
Gross profit	904	750	787
Corporate administration, marketing and other expenses	(82)	(76)	(64)
Exploration and evaluation costs	(112)	(98)	(105)
Impairment, derecognition of assets and profit / loss on disposal	(6)	(7)	(2)
Other expenses	(83)	(79)	(150)
Operating profit	621	490	466
Interest income	14	8	8
Dividends received	–	2	–
Foreign exchange losses	(12)	(9)	(11)
Finance costs and unwinding of obligations	(172)	(168)	(157)
Share of associates and joint ventures' profit	168	122	22
Profit before taxation	619	445	328
Taxation	(250)	(212)	(163)
Profit after taxation from continuing operations	369	233	165
Discontinued operations			
Loss from discontinued operations	(376)	(83)	(336)
(Loss) profit for the year	(7)	150	(171)
Allocated as follows:			
Equity shareholders			
- Continuing operations	364	216	145
- Discontinued operations	(376)	(83)	(336)
Non-controlling interests			
- Continuing operations	5	17	20
	(7)	150	(171)

[1] Years 2018 and 2017 have been restated for IFRS 5.

Summarised group financial results – statement of financial position

US dollar million	2019	2018	2017
Assets			
Tangible, right of use and intangible assets	2,873	3,504	3,880
Investments	1,667	1,675	1,645
Inventories	725	758	783
Cash and cash equivalents	456	329	205
Assets held for sale	601	–	348
Other assets	541	377	358
Total assets	6,863	6,643	7,219
Equity and liabilities			
Total equity	2,676	2,694	2,704
Borrowings and lease liabilities	2,204	2,050	2,268
Provisions	797	927	1,064
Deferred taxation	241	315	363
Liabilities held for sale	272	–	126
Other liabilities	673	657	694
Total equity and liabilities	6,863	6,643	7,219

Summarised group financial results – statement of cash flows

US dollar million	2019	(1) 2018	(1) 2017
Cash flows from operating activities			
Cash generated from operations	1,102	931	1,067
Dividends received from joint ventures	77	91	6
Net taxation paid	(221)	(166)	(160)
Net cash inflow from operating activities from continuing operations	958	856	913
Net cash inflow from discontinued operations	89	1	84
Net cash inflow from operating activities	1,047	857	997
Cash flows from investing activities			
Capital expenditure	(703)	(575)	(675)
Net payments from acquisition and disposal of subsidiaries, associates and joint ventures	(5)	(8)	(27)
Net proceeds (payments) from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	17	21	(8)
Interest received	14	5	7
Increase in cash restricted for use	–	(6)	(8)
Other	(6)	2	–
Net cash outflow from investing activities from continuing operations	(683)	(561)	(711)
Net cash (outflows) inflows from discontinued operations	(54)	226	(151)
Cash in subsidiaries sold and transferred to held for sale	(6)	–	–
Net cash outflow from investing activities	(743)	(335)	(862)
Cash flows from financing activities			
Net proceeds (repayments) from borrowings and lease liabilities	3	(214)	48
Finance costs and lease finance costs paid	(137)	(130)	(138)
Dividends paid	(43)	(39)	(58)
Other	–	(10)	–
Net cash outflow from financing activities from continuing operations	(177)	(393)	(148)
Net cash outflows from discontinued operations	–	–	–
Net cash outflow from financing activities	(177)	(393)	(148)
Net increase (decrease) in cash and cash equivalents	127	129	(13)
Translation	–	(5)	3
Cash and cash equivalents at beginning of year	329	205	215
Cash and cash equivalents at end of year	456	329	205

(1) *Years 2018 and 2017 have been restated for IFRS 5.*

Geita

FINANCIAL REVIEW CONTINUED

Three-year summaries *(continued)*

Ratios and statistics

	Units	2019	[1] 2018	[1] 2017
Operating review – gold				
Production from continuing operations	000oz	2,862	2,913	2,852
Production from continuing and discontinued operations	000oz	3,281	3,400	3,755
Gold sold from continuing operations	000oz	2,854	2,922	2,869
Gold sold from continuing and discontinued operations	000oz	3,268	3,412	3,772
Continuing operations				
Closing spot price at year-end	$/oz	1,517	1,268	1,258
Average gold price received	$/oz	1,394	1,266	1,257
Total cash costs	$/oz	746	729	700
All-in sustaining costs	$/oz	978	942	993
All-in costs	$/oz	1,151	1,034	1,077
Earnings				
Gross profit	$m	904	750	787
Gross margin	%	26	23	24
Adjusted EBITDA [2]	$m	1,580	1,388	1,369
Interest cover	times	11	10	10
Asset and debt management				
Adjusted net debt	$m	1,581	1,659	2,001
Adjusted net debt to adjusted EBITDA [2]	times	1.0	1.2	1.5
Continuing and discontinued operations				
(Loss) profit attributable to equity shareholders	$m	(12)	133	(191)
(Loss) profit attributable to equity shareholders	US cents	(3)	32	(46)
Headline earnings	$m	379	220	27
Headline earnings	US cents	91	53	6
Capital expenditure [3]	$m	814	721	953
Net cash inflow from operating activities	$m	1,047	857	997
Free cash inflow	$m	127	67	1
Asset and debt management				
Equity	$m	2,676	2,694	2,704
Net capital employed	$m	4,422	4,657	5,031
Net asset value – per share	US cents	644	653	659
Market capitalisation	$m	9,278	5,180	4,178
Return on net capital employed	%	11	8	3
Other				
Weighted average number of shares	million	418	417	415
Issued shares at year-end	million	415	413	410
Exchange rates				
Rand/dollar average		14.44	13.25	13.30
Rand/dollar closing		13.99	14.35	12.36
Australian dollar/dollar average		1.44	1.34	1.30
Australian dollar/dollar closing		1.42	1.42	1.28
Brazilian real/dollar average		3.94	3.66	3.19
Brazilian real/dollar closing		4.03	3.87	3.31
Argentinean peso/dollar average		48.29	28.14	16.57
Argentinean peso/dollar closing		59.90	37.81	18.65

[1] Where appropriate, years 2018 and 2017 have been restated for IFRS 5.

[2] The adjusted EBITDA calculation is based on the formula included in the revolving credit agreements for compliance with the debt covenant formula.

[3] Includes attributable share of equity-accounted investments.



IMPROVE PORTFOLIO QUALITY AND MAINTAIN LONG-TERM OPTIONALITY

RELEVANT STRATEGIC OBJECTIVES

We have a portfolio of assets that must be actively managed to ensure delivery on our strategic objectives



Maintain long-term optionality



Improve portfolio quality and maintain long-term optionality

RELEVANT RISKS

Risk 1: Regulatory changes to mining rights and adverse fiscal changes

Risk 2: Inability to convert Mineral Resource to Ore Reserve

Risk 3: Failure to meet our operational and safety targets

CAPITALS AFFECTED



NATURAL CAPITAL



HUMAN AND INTELLECTUAL CAPITAL



MANUFACTURED CAPITAL



FINANCIAL CAPITAL



SOCIAL AND RELATIONSHIP CAPITAL

REGIONAL REVIEWS
Continental Africa

There are seven mining operations in our Continental Africa region, four of which are currently in operation – with one of these treating tailings and another oxide ore. Of these four, AngloGold Ashanti manages three.



LEGEND

1. **Guinea** Siguiri (85%)
2. **Mali** Sadiola (41%)/Morila (40%)
3. **Ghana** Iduapriem/Obuasi
4. **DRC** Kibali (45%)
5. **Tanzania** Geita

● Operation   ○ Project

0   2,000km

Our operations in this region are:

In Ghana:

- Iduapriem, an open-pit mine comprising the Iduapriem and Teberebie properties and the Ajopa South West concession, is located in the western region of Ghana

- Obuasi, an underground mine in the Ashanti region of Ghana, was placed on care and maintenance from 2016. Following the decision to redevelop the mine in 2018, the redevelopment project began early in 2019. First gold was poured in December 2019

In the Democratic Republic of the Congo:

- Kibali, one of the largest mines of its kind in Africa, is situated in north-eastern DRC. The mine, which has both open pit and underground operations, is co-owned by AngloGold Ashanti (45%), Barrick (45%), which manages the mine, and Société Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold mining company

In Tanzania:

- Geita is located in the Lake Victoria goldfields, in north-western Tanzania. The Geita gold deposit is mined as a multiple open-pit and underground operation

In Guinea:

- Siguiri is a multiple open-pit oxide gold mine in the relatively remote district of Siguiri, in which AngloGold Ashanti has an 85% interest. The remaining 15% is held in trust for the nation by the government of Guinea. Siguiri is contractor-mined using conventional open-pit techniques

In Mali:

- Morila is a joint venture between AngloGold Ashanti and Barrick, in which each has a 40% interest. The remaining 20% is held by the government of Mali. The mine completed mining of the satellite pits in 2019 and will treat material from tailings storage for remainder of its life

- Sadiola, which is jointly held by AngloGold Ashanti (41%), IAMGOLD (41%) and the government of Mali (18%) began operating in 1996. Mining ceased during 2018 and the operation began the treatment of stockpiles. The sale of the combined 82% interest in Sadiola to Allied Gold Corporation for $105m was announced in December 2019. All conditions precedent are expected to have been fulfilled or waived by the end of April 2020

In 2019, the Continental Africa region accounted for:

47% of group production

50% of group capital expenditure

A more detailed description and discussion of each of these operations can be found in the individual **<OP>**.

Operating performance

Production

Production from the Continental Africa region increased to 1.538Moz in 2019 compared to 1.512Moz in 2018. This was largely due to record production at Kibali and Iduapriem, and an exceptional performance at Geita.

Gold production at Iduapriem was 8% higher at a record 275,000oz compared to 254,000oz in 2018, primarily a result of a 14% improvement in plant feed. The grade improvement was driven by better grade control and access to Cut 1 area in the Teberebie pit where stripping commenced in 2017. Production was impacted by a 5% year-on-year decline in tonnage throughput due to lower plant availability owing to an unstable power supply from the national grid in the first half of the year and mill downtime in the last quarter of the year to repair a cracked trunnion journal on Sag Mill 2. The power supply challenge has since been resolved by changing over to Volta River Authority and Ghana Grid Company.

Geita produced 604,000oz in 2019, the highest level in 14 years, compared to 564,000oz in 2018. The operation is successfully transitioning to predominantly underground operations, with a 10% increase in recovered grades achieved on the back of additional flexibility in the blending strategy resulting in improved recovery rates. Record quarterly production of 208,000oz was achieved in the last quarter of the year, largely a result of the higher volumes of tonnes treated and higher-grade material from Star & Comet Cut 3.

Production at Siguiri declined to 213,000oz in 2019. This compares with production of 242,000oz in 2018. The lower production was mainly due to lower plant feed grade and recovery which is related to the ROM 3 crushing plant low performance and material feed blend to the plant. This was a result of a slower ramp-up than anticipated following the completion of the carbon-in-leach (CIL) combination plant integration during the year. By year-end, quarterly production had improved as the processing challenges from the treatment of harder rock material through the plant had been addressed.

At Kibali, production increased to a record of 366,000oz in 2019 (2018: 363,000oz), a result of the ramp up in underground mining, which partially offset the 9% decrease in tonnes treated due to the planned reduction in open pit mining. The mine delivered higher volumes of underground tonnes as the shaft operated in line with design specifications for the full year. Total volume of underground ore hoisted was 15% higher year-on-year.

Sadiola continued to process the stockpile and optimise costs, producing 51,000oz in 2019. This compares to 59,000oz in 2018. The end of mining activities and the depletion of full grade ore stockpiles in 2018 led to a higher proportion of marginal grade ore from the stockpiles being fed to the plant in 2019.

Morila's production decreased, as planned, to 27,000oz in 2019 compared to 30,000oz in 2018, following the completion of satellite pit mining at the start of the first half of the year. Production was also impacted by a 16% decrease in recovered grade as the mine continued to treat tailings material. This was partially offset by a 9% increase in tonnes treated compared to the previous year.

Attributable production
(000oz)



Productivity
(oz/TEC)



AIFR
(per million hours worked)



Total cash costs and all-in sustaining costs
(US$/oz)



(1) World Gold Council Standard

REGIONAL REVIEWS CONTINUED
Continental Africa

Costs

All-in sustaining costs for the region decreased to $896/oz for 2019, a result of lower operating costs at Geita, given the decline in open pit mining and transition to underground mining, lower operating costs at Sadiola and Morila as they wind down operations, as well as cost savings achieved from reagent optimisation at both Geita and Iduapriem.

The drive for continuous cost improvements through the Operational Excellence programme is well entrenched across all sites and disciplines in the region. The focus remains on delivering systemic and sustainable operational improvements in the management of the region's stay-in-business projects.

Capital expenditure

Total capital expenditure for the region increased to $410m in 2019, from $313m in 2018. This was in line with planned inward investment in growth projects, particularly at Obuasi where $246m was spent in the redevelopment of the project (see box below). Underground Ore Reserve development projects continued at Geita, for Star & Comet and Nyankanga, and at Obuasi. These projects will provide access to orebodies identified for future gold extraction. The balance of the capital spend was used for capitalised exploration and stay-in-business projects to improve asset reliability across our mines to ensure safe, risk-free mining and production.

Growth and improvement

Commissioning of the Siguiri CIL combination plant was completed in 2019 with the mill achieving design throughput consistently. Optimisation of the circuit is now underway. The prefeasibility study for the Block 2 Project was completed, and the feasibility study is expected to be completed by end of the second quarter in 2020. Evaluation of Siguiri Block 2 and the trucking of oxide material to the existing process plant to displace marginal ore was completed. The aim is to improve the mine's ounce profile from 2021 onwards and potentially extend its life of mine. Permits for construction of the new haul road have been received while the mining permit application is currently in progress.

At Geita, the development of Nyankanga Block 1 Portal began in December 2019 to accelerate mining in Blocks 1 and 2 following the delay in permitting for Geita Hill.

Development of Geita's Star & Comet and Nyankanga underground operations continued during the year. Approximately 4,568m of development was completed during the year to access new areas for stope mining and further exploration. Open pit mining at Nyankanga will reach the end of its economic life during 2020. Surface exploration continued at Selous, a satellite pit 2.4km from Star & Comet, to supplement the underground operation in the near term.

At Iduapriem waste stripping for Teberebie Cut 1 was completed and ore was mined from Teberebie Cut 1, Cut 3, Ajopa and Block 3. Stripping in Cut 2 is expected to start during the first half of 2020 to deliver ore in 2021 when Cut 1 ore is depleted. Brownfields drilling continued at the Ajopa pit and open pit mining has been extended to Cut 3 to supplement ore from the larger Teberebie pit. Major brownfield exploration drilling continued at Blocks 7 and 8, Ajopa and Block 1 to improve the mine's future ounce profile and potentially extend the life of mine.

The prefeasibility studies for the new tailings storage facility and return water dam (RWD) sites were completed. Related feasibility study is planned to be completed in 2020. Construction sites were identified and land access compensation and engagement with the relevant government authorities began for the permitting of the new facilities. In the second half of 2019 the mine undertook a feasibility study to consider treatment options to discharge excess water efficiently on the current greenfield tailings storage facility, the completion of which is expected in 2020.

At Kibali, the Kalimva-Ikamva prefeasibility study was completed, delivering another viable opencast project. This will help balance the mine's open cast/underground ore ratio and enhance mine plan flexibility. Drilling at Gorumbwa highlighted future underground potential and ongoing conversion drilling at KCD is delivering Ore Reserve replenishment. The mine is well placed to meet its 10-year production targets and extend them beyond this horizon.

Obuasi redevelopment project

The Obuasi redevelopment project has progressed well and remains on schedule and within budget.

Phase 1 of the project, which set up the plant to achieve a daily processing rate of 2,000t of ore, was completed. Phase 2 which aims to expand plant capacity to 4,000t a day will continue through 2020. The civil engineering work is progressing well with most orders already having been placed.

First blast underground, signalling the start of underground development, took place on 11 February 2019 and the first stope blast was in October 2019.

This indicated the start of ore production, albeit on a limited scale, and was followed by the first pour of gold on 18 December 2019, demonstrating the successful implementation of the plan to redevelop Obuasi into a modern, mechanised mining operation, following the suspension of mining activities five years ago.

Phase 2 work mainly involves construction of new buildings in the plant, surface infrastructure and tailings storage facilities, in parallel with underground materials handling systems and shaft refurbishment, paste-fill plant and new underground pumping and piping systems. Phase 2 operational readiness includes ramping up the mining operation including the start of mining in Block 8 lower, commissioning the KRS shaft, GCVS vent shaft, paste fill plant and installing the underground paste systems and commensurate recruitment and training.

Sustainability performance

> More detailed information on the sustainable development activities at each of these operations can be found in the individual **<OP>**.

In the Continental Africa region, our principal sustainable development activities relate to the following material issues:


Employee safety

There were no fatalities in the Continental Africa region in 2019, with the last fatal injury having been recorded in October 2015. The all injury frequency rate (AIFR) for the year was 0.62 injuries per million hours worked across the region. The region saw a regression from the previous year, primarily due to an increased number of injuries associated with the redevelopment project currently underway at Obuasi in Ghana.


Employee and community health

We continued with constant monitoring and control of workplace exposures to dust, noise and lead, which are important occupational health focus areas. One case of occupational disease was diagnosed in 2019, a noise-induced hearing loss case at Geita. Necessary medical support was provided and workplace controls were strengthened to prevent adverse effects on other employees, including contractors. In particular, occupational health hazard programmes designed to deal with occupational exposures such as airborne pollutants and noise are being introduced at Obuasi in Ghana and Geita in Tanzania, as it moves underground.

Non-occupational lifestyle and community health risks such as malaria, which is endemic in our African operations, as well as the persistent Ebola virus in the DRC also present challenges to business productivity and continuity.

In Ghana, malaria control activities continued in collaboration with the Ghana Department of Health as well as The Global Fund.


Contributing to resilient self-sustaining communities

Work within communities continued in the region. Each operation has a forward-looking community engagement strategy that identifies potential areas of concern for the respective communities. We have local economic development programmes, which are developed and run in partnership with local governments and host communities.

These programmes are aimed at contributing towards economic growth, income-generating opportunities, creation of employment, and nurturing sustainable livelihoods beyond the life of mine. Implementation of our local procurement policy, approved in 2018, continued in 2019. This policy is central to building local

value chains to support local supplier development. During the year, a multi-stakeholder workshop led to completion of a local business development framework and guidelines for sustainable development across the Continental Africa region. In Ghana, legislation on local procurement is in place and in the Obuasi redevelopment project we are using local suppliers and contractors.

AngloGold Ashanti has helped facilitate the development of a satellite Obuasi campus for Ghana's renowned Kwame Nkrumah University of Science and Technology (KNUST), which is headquartered in the city of Kumasi. See the case study Kwame Nkrumah University of Science and Technology develops an Obuasi campus in the **<SR>**.

At Obuasi, a social management plan has been designed and is being implemented for the benefit of the community, and a trust fund composed of representatives from across the community, the Obuasi Community Trust Fund, was established.


Responsible environmental stewardship

There was one reportable environmental incident in the region in 2019, at Siguiri where cyanide-bearing solution draining into a temporary spillage pond reached the external spillage pond, which unfortunately caused the deaths of a cow and birds which drank from the pond. Immediate action was taken to isolate and detoxify water in the external pond and a full investigation initiated to understand and address the cause of the release. Remedial action was taken to prevent similar incidents in future.

All operational mine sites in the region have been certified to the new ISO 14001:2015 Environmental Management System. Their first surveillance audits were successfully conducted in 2019. Obuasi's certification remained suspended for 2019 as the mine was being recommissioned.

Geita and Sadiola submitted mine closure plans to their respective governments for approval, while Siguiri and Iduapriem are expected to update theirs during 2020. Obuasi continued to implement the legacy closure works as agreed in the Reclamation Security Agreement signed with the Ghana Government. Also see **<OP>** for reclamation work that has begun at Obuasi.


Employee, community and asset security

In all countries in which we operate, threat and risk assessments are conducted to determine which security resources are required. In Mali, Tanzania, Ghana and Guinea, risk assessments categorise threats as high and require the involvement of state police and/or military units (public security forces) on a near-permanent basis. Our goal is to be proactive, constantly assessing the risks and, where we see potential threats, we develop and implement mitigating strategies to address these.

REGIONAL REVIEWS CONTINUED
Continental Africa



Artisanal and small-scale mining

Major mining markets across Africa faced growing risks from artisanal and small-scale mining (ASM) and illegal mining activities in 2019, exacerbated by the stronger gold price and deteriorating socio-economic conditions. We continued to engage with governments and other stakeholders on our ASM formalisation programmes.

Countries in the region affected by ASM are Tanzania, Ghana, Mali and Guinea. Our two-pronged approach to legal ASM includes providing direct support in formalising ASM and helping to establish alternative livelihoods by promoting local enterprise development. We also work together with country law enforcement agencies in protecting our mining tenements.



Respecting human rights

No human rights violations were recorded and there were no incidents reported during the year. Our human rights performance continues to improve, and we have recorded two years without a human rights violation, despite the complex human rights challenges in our operating landscapes. However, proactive management of ASM, illegal mining and general criminality remains a focal point for the security discipline in the region.



Talent management, skills development and employee relations

Localisation of talent is a feature of our human resources practice in the region. Good progress is being made in building talent and succession pools. In 2019, 16 key positions in the region were filled by local nationals, despite increases in expatriate numbers due to the Obuasi redevelopment and the move to underground mining currently underway at Geita. See **<People are our business>** in this report.



Navigating regulatory and political uncertainty and risk

Increasing pressure from host governments and communities on mining companies to overhaul local procurement processes and systems remains a key challenge to the industry. We are committed to implementing our localisation policies and strategies.

Iduapriem

REGIONAL REVIEWS
South Africa

After extensive restructuring of this region, which took place between 2016 and 2018, at December 2019, we had two operations in the South Africa. Post-year end, on 12 February 2020, it was announced that agreement had been reached to sell all our remaining South African producing assets and related liabilities to Harmony. The transaction, which is subject to several conditions precedent, is expected to be concluded on or about 30 June 2020.



LEGEND

1 **Mponeng** (West Wits)

2 **Surface Operations** (Includes MWS and other surface treatment facilities)

● Operation

An agreement and sale was announced post year end for Mponeng and the Surface Operations in South Africa.

Our operations in this region are:

- Mponeng, the world's deepest gold mine, is located in the West Wits mining district south-west of Johannesburg, on the border between Gauteng and North West Province
- Surface Operations comprises surface facilities in the West Wits and Vaal River areas, which process and extract gold from marginal ore dumps and TSFs. Surface Operations also includes Mine Waste Solutions (MWS)

In 2019, the South Africa region accounted for:

13% of group production

8% of group capital expenditure

Operating performance
Production

The South Africa region produced 419,000oz at a total cash cost of $981/oz in 2019, 14% lower than the previous year, largely due to limitations in face length availability which impacted grades following high seismicity at Mponeng. Production was also impacted by intermittent electricity due to Eskom load shedding and seismicity related safety stoppages.

Mponeng mine produced 243,000oz at a total cash cost of $976/oz in 2019 compared to 265,000oz at a total cash cost of $977/oz in 2018. The 2019 year marked the first full year in which new shift arrangements at Mponeng were implemented. The new shift arrangement represents a paradigm shift in the evolution of the mine and this has resulted in significant improvements in both

A more detailed description and discussion of each of these operations can be found in the individual **<OP>**.

REGIONAL REVIEWS CONTINUED
South Africa

safety and productivity. Employees have responded positively to the new schedule, resulting in a 44% year-on-year improved safety performance (AIFR) and a 11% uplift in productivity.

Production of 176,000oz at Surface Operations improved for the year driven by a 3% increase in production at MWS, from improved recoveries with the introduction of the Aachen Shear reactor and other initiatives aimed at enhancing efficiencies.

The main drivers for the improved delivery at the Surface Operations were primarily due to:

- Improved throughput from better operational performance delivery by the contractor; stabilised duty cycle of the comminution circuits

- A change in strategy to process Mponeng marginal ore dumps (MOD) through the Savuka Gold Plant

- General metallurgical process efficiencies

- Implementation of grid sampling and grade profiling strategy

The impact of inclement weather remained significant during 2019. A remote reclamation project is currently underway with the aim of reducing inclement weather disruptions to production. The current situation at Eskom also remains a concern as MWS is not able to fully function on emergency power and therefore any interruptions caused by Eskom load shedding directly impact production activities.

Costs

Costs benefitted from operating efficiencies as well as a weaker rand/dollar exchange rate, resulting in a 5% year-on-year decrease in total cash cost. This was partially offset by lower gold output from the region. Cost reduction initiatives aimed at calibrating both on- and off-mine cost structures progressed well through the year in line with our focus on Operational Excellence.

All-in-sustaining costs for the region were $1,132/oz, down 4% despite the headwinds related to production and inflationary pressures. The region successfully delivered on its targeted cost savings initiatives for 2019.

Through our Operational Excellence initiatives, cost and capital management remained a key priority as we continue to maintain asset integrity and safety performance. Project initiatives include a wide array of activities aimed at improving metallurgical recoveries and throughput and cost saving initiatives.

Operational Excellence began at Mponeng in 2019 and included working to increase face length availabilities, improve recovery and mine call factors, reduce power consumption, and optimise capital spend.

Capital expenditure

Total capital expenditure for the region was $57m, compared to $73m in 2018. This was mainly spent on the completion of the Mponeng Phase 1 project, Ore Reserve development (ORD) work, as well as the Mponeng life-of-mine extension feasibility study. Sustaining capital expenditure was spent on a variety of stay-in-business projects and the rehabilitation work related to the Carbon Leader project.



Attributable production
(000oz)



Productivity
(oz/TEC)



AIFR
(per million hours worked)



Total cash costs and all-in sustaining costs [1]
(US$/oz)

■ Total cash costs   ■ All-in sustaining costs [2]

[1] Years 2015 and 2016 have not been restated for IFRS 5
[2] World Gold Council Standard for AISC

In memoriam

Post year-end we regrettably lost four colleagues in two separate fatal incidents at Mponeng.

On 16 March 2020, we lost Thabo Rakometsi in a tragic accident during an underground horizontal transport incident. This tragedy followed an accident which occurred on 5 March 2020 where three of our colleagues – Lucas Maapea, Xolani Ngqwemese, and Mokhethea Johannes Radebe – were fatally injured in a seismic related incident caused by a large fall of ground, roughly 3.6km below surface.

We extend our sincere condolences to the families, colleagues, friends and communities of the deceased.

Sustainability performance

More detailed information on the sustainable development activities at each of these operations can be found in the individual <OP>.

In the South Africa region, our principal sustainable development activities relate to the following material issues:



Employee safety

There were no fatalities in the South Africa region in 2019, the region's safest year on record. The AIFR was 6.60 per million hours worked for the year, a 36% improvement year-on-year. Safety interventions have included changes in planning and information systems, the introduction of a new way of mining, and a change in shift arrangements as of November 2018.

To create additional safety awareness during the festive season, a campaign named Khumbul'ekhaya, an Nguni word meaning 'remember home', was launched in the last quarter of 2019 and rolled over into 2020 to encourage mineworkers to return home healthy and safe every day. Khumbul'ekhaya was developed by South African mining companies to drive and sustain the local gold mining industry's pursuit of Zero Harm.



Employee and community health

The proposed sale of our South African assets will alter the health profile of the Company as currently most of our occupational disease issues, such as silicosis (see the case study, *Court approves settlement of silicosis and TB class action* in the <SR>) and noise-induced hearing loss relate to our South African mines. There were 12 cases in 2019 significantly down from 35 in 2018.



Contributing to resilient self-sustaining communities

Socio-economic development (SED) initiatives are vitally important if we are to ensure self-sustaining communities. In South Africa, support for SED initiatives, which includes promoting alternative livelihoods, continued with variable outcomes. The Masakhisane Enterprise Development Fund, which provides interest-free loans, continued to support local business development projects disbursing a total of $1.04 million in 2019. Following consultation, a new social and labour plan for the 2020-2024 period was submitted to the Department of Mineral Resources and Energy for approval.



Responsible environmental stewardship

There were two reportable environmental incidents in the region in 2019. In the first incident, which occurred on 2 September 2019, the residue tanks at Savuka's gold plant overflowed, ultimately affecting the Wonderfonteinspruit. Immediate response measures were put in place to stop, monitor and mitigate the effects of the spill. The second occurred on 20 September when a pipeline conveying tailings from the MWS plant to the Kareerand TSF, failed near the Koekemoerspruit crossing. Further details of these incidents are provided in the Mponeng and Surface Operations' <OP>.

Recovery of the impacted section of the Koekemoerspruit will be assessed through in-stream bio-monitoring by an independent specialist, following clean-up of the watercourse and adjacent surface areas impacted by the spill.

At our West Wits operations, we continue to manage acid mine drainage (AMD) that flows from disused neighbouring mines. We have carefully managed the risk of water spilling from the West Wits water circuit by balancing our site water inventories. This somewhat delicate balance has thus far been achieved by accelerated water evaporation technologies and by using the water for the reprocessing of old tailings storage facilities once its acidity has been neutralised.



Artisanal and small-scale mining

Illegal and ASM mining activities continued to pose a significant challenge to our operations throughout 2019 in South Africa where gold producers continued to face an escalation in violent crime-related activities as a result of large armed criminal groups and illegal miners intruding into and invading mining areas. As a result, the region's Mines Crime Combatting Forum (MCCF) eight-pillar initiative was launched to address general criminality resulting from the increase of illegal mining activities.



Navigating regulatory and political uncertainty and risk

In South Africa, the industry, through the Minerals Council, is challenging aspects of the September 2018 Mining Charter III. The main issue is non-recognition of the continuing consequences of previous black empowerment transactions in relation to mining right transfers and renewals. While agreement through engagement is the preferred approach, the Minerals Council lodged a legal application for a review of that and two other aspects of the charter in March 2019. A court date is expected during 2020.

REGIONAL REVIEWS

Americas

Our Americas region includes three operations, featuring both open pit and underground mining – one in Argentina and two in Brazil – and two advanced greenfields projects in Colombia.







4
2
3
1

LEGEND

1 **Argentina**
Cerro Vanguardia (92.5%)

2 **Brazil**
Serra Grande
3 AGA Mineração

4 **Colombia**
Gramalote (51%)
La Colosa
Quebradona

● Operation ● Project

0 400km

Our operations and projects in this region are:

In Argentina:

- Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake and Fomicruz, a state company operating in the province of Santa Cruz, the remaining 7.5%. The operation, located in the province of Santa Cruz, operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines that produces gold and silver as a by-product. The sale process for this asset is at an advanced stage and a decision is due shortly

In Brazil:

- AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) in the state of Minas Gerais, which comprises the Cuiabá complex, the Córrego do Sítio mining operation and the Cuiabá and Queiroz gold plants
- Serra Grande, in the state of Goiás about 5km from the city of Crixás, comprises three mechanised underground mines and an open pit

In Colombia:

- Gramalote, a joint venture between AngloGold Ashanti (51%) and B2Gold (49%), is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque, north-west of the Department of Antioquia. It is approximately 124km north-east of Medellin, the regional capital of the Antioquia Department. B2Gold took over management of the project on 1 January 2020
- Quebradona is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km south-west of Medellin. Five main targets have been identified, of which Nuevo Chaquiro is the most advanced

See <Exploration and projects> for further information on these projects.

In 2019, the Americas region accounted for

21% of group production

24% of group capital expenditure

Operating performance

Production

Total production for the Americas region in 2019 declined to 710,000oz compared with 776,000oz in 2018, a result of production declines at all three operations.

At AGA Mineração, performance at Cuiabá was impacted by poor ground conditions where, to ensure safe production, the rate of mining was slowed while a new surface support regime and mine

A more detailed description and discussion of each of these operations can be found in the individual <OP>.

sequencing plan were introduced. Early indicators show these new controls to be successful and condition monitoring will be ongoing as mining progresses in the deeper, higher grade areas.

At the Córrego do Sítio complex, geological model changes, open pit licence delays for the Rosalino orebody, geotechnical issues and unexpected heavy rains in the last two months of the year delayed the development and mining of the planned open pit mining areas.

At Serra Grande, the slightly lower production level in 2019 was due to lower feed grades, particularly in the second half of the year, and reduced drilling productivity and fleet availability. This was partially offset by higher tonnage treated following the Mina III pushback.

Cerro Vanguardia's production was negatively affected in the second half of the year by the planned lower grades mined and a 42% decline year-on-year in silver production. This was partially compensated for by a higher average silver price.

Costs

The total cash cost for the region for the year was $736/oz in 2019 (2018: $624/oz) and the AISC $1,032/oz (2018: $855/oz). The increased costs were largely due to the decline in ounces sold, reduced silver by-product revenue from Cerro Vanguardia and inflation. The inflationary pressures which affected both Argentina and Brazil, included increases in wages, operational materials, this coupled with impact of changes in the estimation of rehabilitation provisions for the Brazilian operations as required by the new legislation. This was slightly offset by weaker currencies.

Capital expenditure

Total capital expenditure for the region was $195m, compared to $176m in 2018, with the increase largely driven by higher spend in Colombia on feasibility study work at Quebradona. Sustaining capital expenditure was spent mainly on Ore Reserve development at underground operations in Brazil and Argentina. At Cerro Vanguardia, capital expenditure for the year was spent primarily on development work and larger trucks to increase hauling and loading capacity, and to ultimately improve productivity.

Serra Grande is our only operation in Brazil with an upstream TSF. The current dam, which has a reinforced wall, will be converted to dry stacking as per the mine plan. Following the implementation of new legislation, the process will be accelerated. Decommissioning is expected to begin in September 2021 to ensure we comply with the revised legislation.

Growth and improvement

In Brazil, the strategy is to enhance mining flexibility and predictability by investing in Ore Reserve development, along with Mineral Resource and Ore Reserve conversions. More brownfields exploration is planned to increase the Ore Reserve and related confidence levels. This work will be vital in the upcoming year.

During 2019, Serra Grande transitioned to full owner development and development metres achieved increased by 10% compared to 2018 levels. At Cuiabá, a new international contractor in the Brazilian market was signed on in March 2019 and has to date delivered a 28% year-on-year increase in metres developed.

Attributable production
(000oz)



Productivity
(oz/TEC)



AIFR
(per million hours worked)



Total cash costs and all-in sustaining costs
(US$/oz)



(1) World Gold Council Standard for AISC

REGIONAL REVIEWS CONTINUED
Americas

Cuiabá is also investigating the potential of new orebodies and a plan for deepening the mine.

At Córrego do Sítio (CdS) the focus is to re-open the CdS II underground mine. Along with a focus on Mineral Resource conversion and stabilising production, CdS will invest in looking at the potential of CdS III and the Rosalino open-pit expansion.

At Serra Grande, Palmeiras South underground mine is expected to commence delivering ounces in the first half in 2020.

In Argentina, Cerro Vanguardia, which has been in operation for over 20 years, is expected to see a reduction in grades from the open pit mines and lower contributions from silver compared to the previous years' levels. To sustain the production plan, exploration will focus on converting new and already existing blue sky tangible and Inferred to Indicated Mineral Resource around current pits and underground operations in the main production zone. The exploration plan includes 25,000m of diamond drilling hole campaign, channels, trenches, geophysics surveys, among others.

Sustainability performance

In the Americas region, our principal sustainable development activities relate to the following material issues:



Employee safety

There were no fatalities in the Americas region in 2019. Safety improved overall with an AIFR of 3.84 recorded for the year. A Safe Production Programme, based on the Dupont Sustainable Solutions safety regime, is being trialled at Cuiabá, following the fatality that occurred in 2018 in Brazil. The programme aims to eliminate fatalities, transform the way we work, and create a sustainable organisational culture and work process. See the case study: *Cuiabá Safety Production Programme*, in the **<SR>**.

The programme is currently being rolled out and will be completed by the end of 2020. Once completed, the programme will be implemented at all our Brazilian operations.



Contributing to resilient self-sustaining communities

In line with our values to leave communities better off for our having been there, in Brazil, as part of our corporate social responsibility, we have established a sustainable partnership programme that



Serra Grande

promotes local businesses (see the case study: *Brazil's Sustainable Partnerships Programme* in the <SR>).

Community-related work included the voluntary resettlement of the Santos Reis community adjacent to Serra Grande, progressed notably during the year with 41 of 51 families settled in new homes in the nearby town of Crixás. The resettlement will allow work to begin on the open pit expansion

 ## Responsible environmental stewardship

In Brazil, two unrelated but catastrophic collapses of TSFs (at another company) in recent years have heavily influenced the shift in global environmental management regulations, particularly those relevant to the construction, management and regulation of TSFs, which will inevitably lead to increased compliance and operational costs. AngloGold Ashanti's Brazilian operations continued to accelerate the transition towards compliance with the requirements of new local laws and regulations. See the case study: *Tailings storage facility management in Brazil* in the <SR>.

 ## Employee, community and asset security

In all countries in which AngloGold Ashanti operates, threat and risk assessments are conducted to determine which security resources are required. In Colombia, risk assessments categorise threats as high and require the involvement of state police and/or military units (public security forces) on a near-permanent basis.

 ## Artisanal and small-scale mining

Illegal and artisanal and small-scale mining (ASM) activities continued to pose a significant challenge to our activities in Colombia. We seek harmonious co-existence with legal ASMs. Our two-pronged approach involves providing direct support for the formalisation of ASM and promoting local enterprise development, which contributes to creating alternative livelihoods, and working with the country's law enforcement agencies to protect our mining tenements. See case study: *Gramalote partners with ASM to formalise mining* in the <SR>

 ## Navigating regulatory and political uncertainty and risk

South America experienced a wave of political volatility, fuelled by a long-term decline in living standards and exacerbated by global trends of high economic inequality. The rise of anti-establishment politics continued to swing between left- and right-wing governments, creating some political turbulence in the region. We will continue to engage with the relevant government and external stakeholders to mitigate this risk.


Cerro Vanguardia

REGIONAL REVIEWS CONTINUED

Australia

AngloGold Ashanti has two operations in its Australia region, Sunrise Dam and Tropicana, both of which are in the north-eastern goldfields of the state of Western Australia.



Darwin
Operation
0
1,000km
Western Australia
1
2
Kalgoorlie
Perth
Brisbane
Adelaide
Canberra
Sydney
Melbourne

LEGEND

1 **Sunrise Dam**

2 **Tropicana** (70%)

Our operations in this region are:

In Australia:

- Sunrise Dam, wholly-owned by AngloGold Ashanti, is located 220km north-east of Kalgoorlie and 55km south of Laverton. Underground mining, carried out by a contract mining company, is now the primary source of ore, following the cessation of mining in the open pit in 2014.
- Tropicana, a joint venture in which AngloGold Ashanti has a 70% holding and which it manages with 30% held by IGO Ltd, is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation is a large open pit operation with mining carried out by a contractor.



In 2019, the Australia region accounted for

19% of group production

18% of group capital expenditure

A more detailed description and discussion of each of these operations can be found in the individual <OP>.

Operating performance

Production

The Australia region produced 614,000oz in 2019 compared to 625,000oz 2018. The 2% drop in year-on-year production was largely the result of lower underground mined volumes and grades at Sunrise Dam.

Sunrise Dam experienced operational challenges in the middle of the year with limited stope flexibility and paste fill delays, which resulted in lower underground volumes and grades. However, mining flexibility improved in the fourth quarter of 2019 as larger stopes came online, resulting in a record production from underground for the fourth quarter.

A substantial exploration programme is underway to increase Mineral Resource confidence, grow the underground Ore Reserve and support development of additional mining areas in the long term. Critical for success at Sunrise Dam is increasing flexibility to ensure consistently high underground tonnages are available to displace lower-grade surface stockpiles. Strategic drill platforms have been established to facilitate systematic exploration of the down plunge extents of the Vogue mineralised system, while also testing areas to the north and south that could generate additional work areas. The objective of the drilling is to provide data to facilitate Ore Reserve conversion and increase confidence and reliability in the two- to five-year planning horizon.

At Tropicana, production at 360,000oz for the year, was 7% higher year-on-year. Higher mill throughput, which set new records in December 2019, offset lower feed grades in the second half of the year and contributed to the increase in gold production. Annual

tonnes mined also broke site records in 2019. The Tropicana open pit was completed during the year and mining continued in the Havana South, Havana and Boston Shaker pits. In 2020, it is planned that open pit mining will be focused on the Havana pit.

Costs

The region's AISC was $990/oz in 2019 compared to $1,038/oz for 2018. Despite the 2% lower production delivered in the region for the year, a strong focus on operational excellence coupled with a weaker exchange rate contributed to a 4% drop in total cash costs and a 5% drop in AISC compared to 2018. Tropicana's total cash costs declined due to higher volumes, and improved efficiencies partially offset by unfavourable grades, royalties and inflation while total cash costs at Sunrise Dam were negatively impacted by lower efficiencies, lower grade and inflation.

Operational excellence work included a successful trial of autonomous open-pit blast hole drilling, which indicated significant productivity gains could be achieved by converting all six drill rigs to autonomous operation. Autonomous operation can improve drill use by enabling their continued operation within the exclusion zone during blasting, so extending drill bit life and reducing the number of operators needed.

Capital expenditure

Total capital spend for the region was $149m in 2019 compared to $156m in 2018. Capital expenditure at Tropicana increased by $30m predominately due to the start of the Boston Shaker underground growth project at $21m. An increase in waste stripping capital expenditure due to the scheduling of open pit cutbacks was partially offset by a reduction in stay-in-business capital. Capital expenditure at Sunrise Dam reduced by $36m due to lower Ore Reserve development and stay-in-business capital expenditure. Several key infrastructure projects, such as the expansion of the tailings storage facility and the upgrade to the ventilation system were completed in 2018 resulting in a $25m year-on-year reduction in stay-in-business capital expenditure when compared to 2019.

Growth and improvement

At Sunrise Dam, the underground exploration programme initiated in the second half of 2019 is expected to take two years. The programme is designed to increase Mineral Resource confidence, grow the underground Ore Reserve and support development of additional mining areas in the long term. By the end of the year six underground diamond drill rigs were in operation testing targets including the southern strike extensions of the Midway Shear Steeps (MSS) and Elle and areas to the south of the current Vogue Indicated Mineral Resource. Surface diamond drilling will target southern extensions of Vogue.

Drilling results returned in 2019 identified extensions of Vogue mineralisation over an approximate 180m strike length; southern extensions to the Midway Shear Steeps ore domains, approximately 190m south of the current Indicated Mineral



Attributable production
(000oz)



Productivity
(oz/TEC)



AIFR
(per million hours worked)



Total cash costs and all-in sustaining costs
(US$/oz)

■ Total cash costs ■ All-in sustaining costs [1]

[1] *World Gold Council Standard*

REGIONAL REVIEWS CONTINUED
Australia

Resource; and potential repetition of the Midway Sheer Steeps ore domains, approximately 100m east of the current Indicated Mineral Resource. Drilling also intersected mineralisation 500m to the south down plunge of the Mineral Resource, suggesting the continuation of the Vogue orebody.

Development of the Boston Shaker underground mine at Tropicana began in May 2019 and at year-end the project was on track to deliver high-grade ore in mid-2020 as planned. The decision to go ahead with the project was announced in March 2019 and, after a feasibility study confirmed that underground mining was technically and financially viable, demonstrating robust economics with an anticipated internal rate of return of 39% for a capital investment of $79.3 million (100%).

Boston Shaker is expected to contribute higher-grade mill feed, resulting in an improved gold production profile and enhanced cash flow, during 2021-2023 when the mine plan includes periods of higher waste stripping in the Havana open pit.

The feasibility study was based on the mining of 6.58 million tonnes, grading 3.84g/t, assuming the systematic conversion of Mineral Resource to Ore Reserve over the life of the mine. The average underground mining rate will be approximately 1.1Mtpa (including development) over an eight-year mine life to 2026 to produce a total of 732,000oz. Mining methods will comprise conventional mechanised mining and underhand sub-level open stoping.

The two raises bore holes required for ventilation and emergency egress were tracking ahead of schedule by year end, and underground development of 1,640m was ahead of plan. Underground reverse circulation grade control drilling began in October. Recruitment of the underground workforce is in line with plan and the underground operation remains on track to deliver first gold in the second half of 2020. Operational excellence work is focused on remote bogging, the mechanical operator-controlled digging of ore from surface, and on optimising level spacing and extraction ratios.

Sustainability performance



Employee safety

Safety performance improved for the Australia region in 2019, continuing a positive trend since the commissioning of Tropicana in 2013. At Tropicana, the site ended the year with a record safety performance in terms of the AIFR and the lost-time injury frequency rate (LTIFR), achieving 14 months without a lost-time injury. At Sunrise Dam, the AIFR and LTIFR both increased marginally from 2018, although the severity of injuries was minor.



Employee and community health

At Tropicana, a programme was initiated to improve health, safety and productivity outcomes by identifying and supporting people with sleep disorders. Since the start of the programme

in mid-2018, there has been a 51% reduction in fatigue alarms among haul truck operators. In 2019, this project was a finalist in the Work Health and Safety Excellence Awards, organised by the government of Western Australia's Department of Mines, Industry Regulation and Safety. See case study entitled, Tropicana implements programme to address sleep disorders in the **<SR>**.



Contributing to resilient self-sustaining communities

AngloGold Ashanti is actively involved in communities across the Western Australian goldfields, from Laverton to Kalgoorlie-Boulder and beyond, including remote Aboriginal communities such as Tjuntjuntjara. Our community projects support education, youth, community development and health programmes and local training. We also offer employment and business participation opportunities.

During 2019, AngloGold Ashanti Australia awarded a contract for ore rehandling and crusher feed at Sunrise Dam to Aboriginal contractor Carey Mining Pty Ltd, continuing a business partnership that began more than 20 years ago. Carey Mining employs 57 people on the Sunrise Dam contract.



Responsible environmental stewardship

There were no reportable incidents in 2019 at either Australian operation and both sites met all their regulatory reporting obligations during 2019.

In the first half of the year, all necessary approvals were received to enable development of the Boston Shaker underground mine at Tropicana to proceed on schedule. During the year, the Great Victoria Desert (GVD) Biodiversity Trust, established in 2013 by the Tropicana joint venture as part of the biodiversity offset approach for the Tropicana operation, had a range of projects underway in 2019. Tropicana is on the GVD's western edge and the trust supports research and on-the-ground conservation in two of the desert's six ecological sub-regions.

The trust funded the first Sandhill Dunnart Research and Adaptive Management Plan for the GVD, which incorporates traditional owner land management expertise. This work identified two new Sandhill Dunnart sites, recorded 52 more fauna species and increased total bird and mammal species records for the region to 172. The Sandhill Dunnart, a small carnivorous marsupial, is an endangered species. The trust supports activities to capture and apply traditional ecological knowledge and facilitate indigenous land management participation. Projects include research to increase fire-management capability and introduce traditional fire management practices, as well as traditional owner ranger training.



Navigating regulatory and political uncertainty and risk

AngloGold Ashanti drafted a whistle-blowing policy for the region, which is also aligned with group policy, to address specific requirements of the Australian Whistle-blowing Act.



Sunrise Dam

THREE-YEAR STATISTICS BY OPERATION
Operational, financial and sustainability statistics

Production metrics

	Attributable tonnes treated/milled (Mt)		
	2019	**2018**	**2017**
Continental Africa	26.6	27.3	28.0
DRC			
Kibali (45%)	3.4	3.7	3.4
Ghana			
Iduapriem	5.1	5.3	5.1
Obuasi [1]	–	–	–
Guinea			
Siguiri (85%)	8.8	8.9	9.9
Mali			
Morila (40%)	2.1	2.0	2.2
Sadiola (41%)	2.0	2.1	2.1
Tanzania			
Geita	5.2	5.3	5.4
Americas	7.2	6.8	7.5
Argentina			
Cerro Vanguardia (92.5%)	2.7	2.7	3.1
Brazil			
AGA Mineração	3.2	3.0	3.0
Serra Grande	1.3	1.1	1.4
Australia	10.2	9.5	9.4
Australia			
Sunrise Dam	4.1	4.0	4.0
Tropicana (70%)	6.1	5.5	5.4
Continuing operations – total [2]	44.0	43.6	44.9
Discontinued operations			
South Africa [2]	35.1	34.9	38.9
Vaal River			
Kopanang [3]		0.1	0.6
Moab Khotsong [3]		0.1	1.1
West Wits			
Mponeng	1.3	1.2	1.0
TauTona (including Savuka) [4]			0.4
Surface Operations			
Surface Operations [5]	33.8	33.5	35.8
AngloGold Ashanti – total [6]	79.1	78.5	83.8

[1] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[2] The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.

[3] Sold effective 28 February 2018.

[4] TauTona mine was placed into orderly closure during the September 2017 quarter.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[6] Continuing and discontinued operations.

Production metrics

	Average grade recovered (g/t)			Attributable gold production (000oz)		
	2019	2018	2017	2019	2018	2017
Continental Africa	1.80	1.72	1.61	1,538	1,512	1,453
DRC						
Kibali (45%)	3.37	3.06	2.44	366	363	268
Ghana						
Iduapriem	1.67	1.47	1.40	275	254	228
Obuasi [1]	–	–	–	2	–	3
Guinea						
Siguiri (85%)	0.75	0.85	1.01	213	242	324
Mali						
Morila (40%)	0.40	0.48	0.40	27	30	28
Sadiola (41%)	0.82	0.87	0.96	51	59	63
Tanzania						
Geita	3.61	3.28	3.13	604	564	539
Americas	3.04	3.55	3.49	710	776	840
Argentina						
Cerro Vanguardia (92.5%)	4.77	6.49	7.50	225	282	283
Brazil						
AGA Mineração	4.32	4.21	4.97	362	364	424
Serra Grande	3.23	3.55	2.95	123	130	133
Australia	1.87	2.01	1.89	614	625	559
Australia						
Sunrise Dam	2.42	2.73	2.02	254	289	238
Tropicana (70%)	1.85	1.91	1.87	360	336	321
Continuing operations – total [2]				2,862	2,913	2,852
Discontinued operations						
South Africa [2]	5.69	6.82	6.93	419	487	903
Vaal River						
Kopanang [3]		5.88	4.68		12	91
Moab Khotsong [3]		8.23	8.15		39	294
West Wits						
Mponeng	7.33	8.19	7.33	243	265	224
TauTona (including Savuka) [4]			6.56			91
Surface Operations						
Surface Operations [5]	0.17	0.16	0.17	176	171	192
Technology						
Technology						11
AngloGold Ashanti – total [6]				3,281	3,400	3,755

[1] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[2] The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.

[3] Sold effective 28 February 2018.

[4] TauTona mine was placed into orderly closure during the September 2017 quarter.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[6] Continuing and discontinued operations.

THREE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics

Productivity (oz/TEC)

	2019	2018	2017
Continental Africa	19.17	20.70	23.01
DRC			
Kibali (45%)	18.19	26.40	56.49
Ghana			
Iduapriem	19.04	19.43	18.34
Obuasi [1]	–	–	–
Guinea			
Siguiri (85%)	15.30	17.50	21.69
Mali			
Morila (40%)	11.29	9.80	15.76
Sadiola (41%)	18.65	16.66	12.62
Tanzania			
Geita	22.16	21.84	22.65
Americas	11.39	12.86	13.34
Argentina			
Cerro Vanguardia (92.5%)	16.68	20.63	20.97
Brazil			
AGA Mineração	9.97	10.60	11.66
Serra Grande	9.80	10.50	10.13
Australia	44.85	49.55	47.87
Australia			
Sunrise Dam	37.15	41.83	40.58
Tropicana (70%)	52.54	58.91	55.20
Continuing operations – total [2]	18.32	19.95	20.71
Discontinued operations			
South Africa [2]	5.10	4.45	3.57
Vaal River			
Kopanang [3]		1.67	1.97
Moab Khotsong [3]		3.36	4.22
West Wits			
Mponeng	4.48	4.03	3.66
TauTona (including Savuka) [4]			1.92
Surface Operations			
Surface Operations [5]	7.95	7.83	7.60
AngloGold Ashanti – total [6]	13.76	13.31	9.66

[1] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[2] The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.

[3] Sold effective 28 February 2018.

[4] TauTona mine was placed into orderly closure during the September 2017 quarter.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[6] Continuing and discontinued operations.



Costs

	Total cash costs ($/oz produced)			All-in sustaining costs ($/oz sold)		
	2019	2018	2017	2019	2018	2017
Continental Africa	759	773	720	896	904	953
DRC						
Kibali (45%)	572	600	784	704	752	1,090
Ghana						
Iduapriem	815	804	823	890	977	1,033
Obuasi [1]	–	–	–	–	–	–
Guinea						
Siguiri (85%)	1,091	844	725	1,176	930	796
Mali						
Morila (40%)	1,205	1,145	974	1,237	1,321	1,218
Sadiola (41%)	966	938	900	956	990	1,019
Tanzania						
Geita	695	804	608	894	940	941
Americas	736	624	638	1,032	855	943
Argentina						
Cerro Vanguardia (92.5%)	673	476	522	859	652	772
Brazil						
AGA Mineração	782	723	671	1,107	973	1,006
Serra Grande	707	660	764	1,105	945	1,103
Australia	730	762	743	990	1,038	1,062
Australia						
Sunrise Dam	1,014	920	919	1,246	1,223	1,203
Tropicana (70%)	504	594	564	757	843	885
Continuing operations – total [2]	746	729	700	978	942	993
Discontinued operations						
South Africa [2]	981	1,032	1,084	1,132	1,182	1,251
Vaal River						
Kopanang [3]		2,002	1,534		2,115	1,593
Moab Khotsong [3]		1,083	779		1,247	938
West Wits						
Mponeng	976	977	1,014	1,186	1,177	1,259
TauTona (including Savuka) [4]			2,044			2,242
Surface Operations						
Surface Operations [5]	987	1,030	969	1.043	1,094	1,045
AngloGold Ashanti – total [6]	776	773	792	998	976	1,054

[1] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[2] The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.

[3] Sold effective 28 February 2018.

[4] TauTona mine was placed into orderly closure during the September 2017 quarter.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[6] Continuing and discontinued operations.

THREE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics

Capital expenditure ($m)

	2019	2018	2017
Continental Africa	410	313	409
DRC			
Kibali (45%)	51	64	110
Ghana			
Iduapriem	16	43	51
Obuasi [1]	246	48	–
Guinea			
Siguiri (85%)	19	82	70
Mali			
Morila (40%)	–	2	2
Sadiola (41%)	–	1	7
Tanzania			
Geita	75	59	157
Other and non-controlling interests	3	14	12
Americas	195	176	234
Argentina			
Cerro Vanguardia (92.5%)	31	33	54
Brazil			
AGA Mineração	91	96	136
Serra Grande	34	35	38
Other and non-controlling interests	39	12	6
Australia	149	156	153
Australia			
Sunrise Dam	43	79	62
Tropicana (70%)	106	76	91
Other	–	1	–
Other	3	3	7
Continuing operations – total [2]	757	648	803
Discontinued operations			
South Africa [2]	57	73	150
Vaal River			
Kopanang [3]		–	8
Moab Khotsong [3]		7	42
West Wits			
Mponeng	50	54	72
TauTona (including Savuka) [4]			13
Surface Operations			
Surface Operations [5]	7	12	12
Technology			
Technology	–	–	3
	814	721	953
Equity-accounted investments	(51)	(69)	(123)
AngloGold Ashanti – total [6]	763	652	830

[1] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[2] The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.

[3] Sold effective 28 February 2018.

[4] TauTona mine was placed into orderly closure during the September 2017 quarter.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[6] Continuing and discontinued operations.

Average number of employees (permanent employees and contractors)

	2019			2018			2017		
	Total employees	Permanent Contractors		Total	Permanent employees	Contractors	Total	Permanent employees	Contractors
Continental Africa	15,786	6,131	9,655	14,833	5,697	9,136	13,593	5,467	8,126
DRC									
Kibali (45%)	2,239	799	1,440	2,497	604	1,893	2,428	402	2,026
Ghana									
Iduapriem	1,801	626	1,175	1,733	622	1,111	1,598	628	970
Obuasi [1]	2,924	500	2,424	1,321	290	1,031	1,066	277	789
Guinea									
Siguiri (85%)	3,056	1,856	1,200	3,869	1,885	1,984	3,353	1,850	1,503
Mali									
Morila (40%)	354	133	221	411	150	261	305	144	161
Sadiola (41%)	346	260	86	435	318	117	592	398	194
Tanzania									
Geita	5,066	1,957	3,109	4,567	1,828	2,739	4,251	1,768	2,483
Americas	8,114	5,869	2,245	7,973	5,755	2,218	8,511	5,888	2,623
Argentina									
Cerro Vanguardia (92.5%)	1,698	1,130	568	1,775	1,179	596	2,001	1,250	751
Brazil									
AGA Mineração	4,885	3,517	1,368	4,736	3,418	1,318	4,932	3,465	1,467
Serra Grande	1,531	1,222	309	1,462	1,158	304	1,578	1,173	405
Australia	1,140	249	891	1,051	238	813	974	226	748
Australia									
Sunrise Dam	570	115	455	576	108	468	489	96	393
Tropicana (70%)	570	134	436	475	130	345	485	130	355
Other, including corporate and non-gold producing subsidiaries	1,353	943	410	1,589	1,229	360	2,157	1,753	404
Continuing operations – total [2]	26,393	13,192	13,201	25,446	12,919	12,527	25,235	13,334	11,901
Discontinued operations									
South Africa [2]	7,870	6,682	1,188	18,803	17,049	1,754	26,245	22,738	3,507
Vaal River									
Kopanang [3]				3,525	3,317	208	3,879	3,628	251
Moab Khotsong [3]				6,092	5,450	642	6,143	5,498	645
West Wits									
Mponeng	4,944	4,659	285	5,400	5,037	363	5,962	5,521	441
TauTona (including Savuka) [4]	107	107	–	228	228	–	3,822	3,399	423
Surface Operations									
Surface operations [5]	2,031	1,543	488	2,290	1,753	537	3,161	2,500	661
Other	788	373	415	1,268	1,264	4	3,278	2,192	1,086
AngloGold Ashanti – total [6]	34,263	19,874	14,389	44,249	29,968	14,281	51,480	36,072	15,408

[1] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[2] The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.

[3] Sold effective 28 February 2018.

[4] TauTona mine was placed into orderly closure during the September 2017 quarter.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[6] Continuing and discontinued operations.

THREE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics

Safety

	All injury frequency rate [1]			Number of fatalities		
	2019	2018	2017	**2019**	2018	2017
Continental Africa	0.62	0.49	0.39	0	0	0
Ghana						
Iduapriem	0.50	0.75	0.39	0	0	0
Obuasi [2]	1.38	0.62	–	0	0	0
Guinea						
Siguiri	0.45	0.22	0.13	0	0	0
Mali						
Sadiola	0.65	0.29	1.25	0	0	0
Tanzania						
Geita	0.08	0.60	0.43	0	0	0
Americas	3.84	3.97	3.29	0	1	0
Argentina						
Cerro Vanguardia	0.79	0.76	1.77	0	0	0
Brazil						
AGA Mineração	4.75	5.05	3.48	0	1	0
Serra Grande	6.11	5.93	5.49	0	0	0
Colombia	–	0.77	1.26	0	0	0
Australia	7.33	9.14	8.53	0	0	0
Australia						
Sunrise Dam	13.00	11.52	12.10	0	0	0
Tropicana (70%)	3.14	7.34	6.11	0	0	0
Greenfields exploration	17.12	3.50	2.24	0	0	0
South Africa	6.60	10.25	12.68	0	2	7
Vaal River						
Kopanang [3]		18.90	20.99		0	2
Moab Khotsong [3]		13.44	15.55		1	1
West Wits						
Mponeng	9.57	17.12	18.88	0	1	4
TauTona (including Savuka) [4]		0.00	12.79		0	0
Surface Operations						
Surface Operations [5]	3.35	4.63	4.21	0	0	0
Other				0	0	0
AngloGold Ashanti – total	3.31	4.81	7.49	0	3	7

[1] Per million hours worked.

[2] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[3] Sold effective 28 February 2018. Safety numbers have been included to the date of disposal.

[4] TauTona mine was placed into orderly closure during the September 2017 quarter.

[5] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

Environmental performance[1]

	Energy usage (PJ)			Water usage (ML)		
	2019	2018	2017	2019	2018	2017
Continental Africa	9.93	9.36	9.16	15,801	15,575	16,651
Ghana						
Iduapriem	1.41	1.58	1.46	80	1,636	2,137
Obuasi [2]	0.58	0.26	0.26	–	–	–
Guinea						
Siguiri	3.02	2.29	2.40	7,083	6,027	6,349
Mali						
Sadiola	1.23	1.31	1.55	5,409	4,201	3,476
Tanzania						
Geita	3.69	3.92	3.49	3,229	3,711	4,689
Americas	4.31	4.13	4.23	8,780	7,813	8,283
Argentina						
Cerro Vanguardia	1.86	1.87	1.90	1,512	1,596	1,487
Brazil						
AGA Mineração	1.83	1.72	1.77	6,825	4,717	5,292
Serra Grande	0.62	0.54	0.56	443	1,500	1,504
Australia	7.68	6.72	6.32	8,698	7,734	6,783
Australia						
Sunrise Dam	2.67	2.49	2.18	1,898	1,808	1,115
Tropicana [4]	5.01	4.23	4.14	6,801	5,926	5,668
South Africa	4.40	5.17	10.05	14,617	14,770	20,503
Vaal River [3]	0.60	1.20	4.61	3,581	4,507	10,813
West Wits [3]	2.98	3.10	4.61	3,257	3,256	3,688
Mine Waste Solutions	0.82	0.87	0.83	7,779	7,007	6,002
AngloGold Ashanti – total	26.32	25.38	29.76	47,896	45,892	52,219

[1] Refer to the **<SR>** for definitions of these environmental indicators.

[2] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[3] Includes consumption by Surface Operations' facilities located in these areas.

[4] Excludes pre-production water use at Tropicana.

THREE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics

Environmental performance [1]

	GHG emissions (000t CO_2e)			No. of reportable environmental incidents		
	2019	**2018**	**2017**	**2019**	**2018**	**2017**
Continental Africa	725	676	666	1	1	2
Ghana						
Iduapriem	121	134	124	0	0	0
Obuasi [2]	64	31	36	0	0	2
Guinea						
Siguiri	205	156	163	1	1	0
Mali						
Sadiola	84	89	106	0	0	0
Tanzania						
Geita	251	266	238	0	0	0
South Africa	1,218	1,332	2,733	2	1	1
Vaal River [3]	173	317	1,242	0	0	0
West Wits [3]	835	805	1,290	1	0	0
Mine Waste Solutions	210	210	201	1	1	1
Americas	177	168	182	0	0	0
Argentina						
Cerro Vanguardia	101	102	106	0	0	0
Brazil						
AGA Mineração	52	45	52	0	0	0
Serra Grande	24	21	24	0	0	0
Australia	449	395	372	0	0	0
Australia						
Sunrise Dam	146	140	122	0	0	0
Tropicana	303	255	250	0	0	0
AngloGold Ashanti – total	2,570	2,571	3,953	3	2	3

[1] Refer to the *<SR>* for definitions of these environmental indicators.

[2] Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its first gold pour as a modern, mechanised mine.

[3] Includes consumption by Surface Operations' facilities located in these areas.

Social performance [1]

US dollar (000)	2019	2018	2017
Continental Africa	17,946	8,121	9,025
Ghana			
Iduapriem	484	198	415
Obuasi	336	122	120
Guinea			
Siguiri (85%)	10,146	2,474	890
Mali			
Morila (40%)	120	142	47
Sadiola (41%) and Yatela (40%)	403	442	455
Tanzania			
Geita	5,851	4,119	6,331
DRC			
Kibali (45%)	607	624	768
South Africa [2]	3,999	5,186	5,971
Americas	6,176	9,407	9,834
Argentina			
Cerro Vanguardia (92.5%)	3,864	7,745	8,885
Brazil			
AGA Mineração	1,512	1,209	377
Serra Grande	431	322	114
Colombia	278	128	451
Denver office	91	3	7
Australia	701	742	684
Australia			
Sunrise Dam and Tropicana	701	742	684
Sub-total	28,821	23,456	25,515
Equity-accounted investments	(1,129)	(1,207)	(1,460)
AngloGold Ashanti – total	27,692	22,249	24,055

[1] Refer to the <SR> for the definition of this social indicator.
[2] Community investment in the South Africa region is aggregated and is overseen via the corporate entity and includes corporate community investment.

MINERAL RESOURCE AND ORE RESERVE

– a summary



RELEVANT STRATEGIC OBJECTIVES

Ensuring a viable Mineral Resource and Ore Reserve pipeline will enable delivery of sustained value-adding growth in the long term



MAINTAIN LONG-TERM OPTIONALITY



IMPROVE PORTFOLIO QUALITY

RELATED RISK

Risk 2: Inability to convert Mineral Resource into Ore Reserve

CAPITAL AFFECTED



NATURAL CAPITAL

ACHIEVEMENTS 2019

- Our Ore Reserve increased by 3.5Moz (before depletion), indicating the progress made in extending the lives of our mining operations

- After depletion and excluding South Africa, the Ore Reserve increased by 1.1Moz

FUTURE APPROACH

To improve operating and mining flexibility by investing in Ore Reserve development and Ore Reserve conversion drilling at sites with high geological potential over the next two to three years.

MINERAL RESOURCE AND ORE RESERVE
A summary

Our Mineral Resource and Ore Reserve portfolio, our primary natural capital input, is essential to the successful growth of our business. By discovering, developing and exploiting viable orebodies sustainably and cost efficiently, AngloGold Ashanti positions itself to create long-term value. Improving the quality of this natural capital, enhances our ability to create value.

Responsible management of our Ore Reserve and Mineral Resource, together with our exploration programme and planning, is vital in optimising and maximising the operating lives of our portfolio. In so doing, AngloGold Ashanti ensures that it is able to deliver on its strategic objectives, namely, to maintain long-term optionality and improve the quality of our portfolio. See also **<Exploration – planning for the future>** in this report.

Currently, Ore Reserve management is focused on ensuring our pipeline is maintained and grows, and that depletion is replaced. We do this by managing production and organic growth, and by ensuring optionality and flexibility in our asset portfolio in order to extend and maximise the operating lives of our assets. AngloGold Ashanti continuously strives to actively create value by growing its major asset – our Mineral Resource and Ore Reserve. This drive is supported by active, well-defined exploration programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.

Price assumptions

The SAMREC code requires application of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

At several of our underground operations, primarily in Brazil and Australia, a change in methodology in 2019 resulted in significant reductions in Mineral Resource. These changes where introduced to better meet the requirement for eventual economic extraction. The process saw the introduction of a stope optimiser to constrain the Mineral Resource in an economically and technically defined shape and to clean out existing pillars not considered mineable from a geotechnical perspective. This process represents a once-off adjustment.

Reporting compliance

Our Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition).

We achieve this through ensuring the principles of integrity, transparency and materiality are central to the compilation of the **<R&R>** and through using the reporting criteria and definitions as detailed in the SAMREC code.

The Mineral Resource is inclusive of the Ore Reserve component, unless otherwise stated. In complying with the 2016 SAMREC Code, changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company.

AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the code. We will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.

Gold price

The following local prices of gold were used as the basis for estimation in the December 2019 declaration:

	Gold price US$/oz	Local prices of gold				
		South Africa ZAR/kg	Australia AUD/oz	Brazil BRL/oz	Argentina ARS/oz	Colombia COP/oz
2019 Ore Reserve	1,100	541,501	1,512	4,230	57,080	3,230,030
2018 Ore Reserve	1,100	501,150	1,509	3,565	45,443	–
2019 Mineral Resource	1,400	693,274	1,981	5,166	78,102	3,838,220
2018 Mineral Resource	1,400	563,331	1,778	4,501	51,564	–

Copper price

The following copper price was used as the basis for estimation in the December 2019 declaration:

	Copper price	
	US$/lb	COP/lb
2019 Ore Reserve	2.65	7,947
2018 Ore Reserve	2.65	–
2019 Mineral Resource	3.30	9,646
2018 Mineral Resource	3.30	–

MINERAL RESOURCE AND ORE RESERVE CONTINUED
A summary

Mineral Resource
Gold

Our Mineral Resource reduced from 184.5Moz in December 2018 to 175.6Moz in December 2019. This gross annual decrease of 8.9Moz includes depletion of 4.1Moz. The balance of 4.8Moz resulted from reductions of 4.0Moz due to the application of a revised methodology at some operations, to constrain the underground Mineral Resource and thereby ensure the Mineral Resource meets the requirement for reasonable and realistic prospects of eventual economic extraction. Further reductions of 2.4Moz were due primarily to pillar clean up, 0.6Moz was due to revised geotechnical design requirements and other factors resulted in reductions of 1.3Moz. These reductions were offset by increases due to exploration of 2.9Moz, changes in economic assumptions of 0.3Moz and changes in ownership of 0.3Moz. The Mineral Resource was estimated at a gold price of $1,400/oz (2018: $1,400/oz).


Obuasi

MINERAL RESOURCE – GOLD		Moz
Mineral Resource as at 31 December 2018		184.5
Depletions		(4.1)
	Sub total	180.4
Additions	**Due to:**	
Quebradona	Remodelling and change in ownership	1.4
Geita	Exploration of underground and surface targets	1.0
Iduapriem	Mineral Resource conversion drilling and reduced mining costs after contract renegotiation	0.9
Other	Additions less than 0.5Moz	0.8
	Sub total	184.5
Reductions	**Due to:**	
Obuasi	Constraining of the Mineral Resource following changes in methodology and removal of Mineral Resource at depth resulting from downgrading	(3.0)
AGA Mineração	Application of a mining constraint on the underground Mineral Resource	(2.8)
Sunrise Dam	Application of a mining constraint on the underground Mineral Resource	(1.5)
Siguiri	Increased costs	(1.1)
Other	Reductions less than 0.5Moz	(0.5)
Mineral Resource as at 31 December 2019		175.6

Copper

The AngloGold Ashanti Mineral Resource increased from 3.61Mt (7,954Mlb) in December 2018 to 4.39Mt (9,677Mlb) in December 2019. This gross annual increase of 0.78Mt includes an increase of 0.58Mt (1,293Mlb) due to a change in methodology and 0.20Mt (430Mlb) due to change in ownership from 94.876% to 100% as B2Gold's shareholding was converted to a share of profits. The Mineral Resource was estimated at a copper price of US$3.30/lb (2018: US$3.30/lb).

MINERAL RESOURCE – COPPER		Mt	Moz
Mineral Resource as at 31 December 2018		3.61	7,954
Additions	**Due to:**		
Quebradona	Remodelling and change in ownership	0.78	1,723
Mineral Resource as at 31 December 2019		4.39	9,677

Ore Reserve

Gold

Our Ore Reserve reduced from 44.1Moz in December 2018 to 43.9Moz in December 2019. This gross annual decrease of 0.2Moz includes depletion of 3.7Moz.

The increase before depletion of 3.5Moz, resulted from additions of 3.6Moz due to exploration and modelling changes, changes in economic assumptions of 0.4Moz and a change in ownership of 0.1Moz. Other factors resulted in a 0.6Moz reduction. The Ore Reserve was estimated using a gold price of US$1,100/oz (2018: US$1,100/oz).


Iduapriem

ORE RESERVE – GOLD		Moz
Ore Reserve as at 31 December 2018		44.1
Depletions		(3.7)
	Sub total	40.4
Additions	**Due to:**	
Obuasi	Model updates which resulted in new designs for Sansu, Block 8 and Block 11	1.3
Kibali	Exploration which upgraded Inferred Mineral Resource was partially offset by higher open pit costs resulting from the changes in the DRC's mining code. Fresh rock processing costs also increased	0.8
Geita	Exploration additions at Nyankanga and Star and Comet, as well as the steepening of the planned eastern pit wall at Nyankanga Cut	0.8
AGA Mineração	Additions to the Cuiabá model, mainly at Serrotinho, which were countered by increased costs used in the feasibility study for the mining of secondary orebodies as well as a review of mining methods. At Lamego, additions resulted from exploration at Carruagem	0.5
Iduapriem	Inclusion of Block 5 in the Ore Reserve given reduced mining costs	0.5
Quebradona	Remodelling and change in ownership	0.3
Other	Additions of less than 0.3Moz	0.3
	Sub total	44.9
Reductions	**Due to:**	
Other	Reductions less than 0.3Moz	(1.0)
Ore Reserve as at 31 December 2019		43.9

Copper

Our copper Ore Reserve increased from 1.26Mt (2,769Mlb) in December 2018 to 1.39Mt (3,068Mlb) in December 2019. This gross annual increase of 0.14Mt includes an increase of 0.07Mt (150Mlb) due to methodology and 0.07Mt (150Mlb) due to change in ownership from 94.876% to 100% as B2Gold's shareholding was converted to a share of profits. The Ore Reserve was estimated at a copper price of US$2.65/lb (2018: US$2.65/lb).

ORE RESERVE – COPPER		Mt	Moz
Ore Reserve as at 31 December 2018		1.26	2,769
Additions	**Due to:**		
Quebradona	Remodelling and change in ownership.	0.14	300
Ore Reserve as at 31 December 2019		1.39	3,068

MINERAL RESOURCE AND ORE RESERVE CONTINUED
A summary

By-products

Several by-products will be recovered as a result of processing of the gold and copper Ore Reserve. These include estimates over life of mine of 0.39Mt of sulphur from Brazil, 18.76Moz of silver from Argentina and 25.95Moz of silver from Colombia.

Governance

Our established Mineral Resource and Ore Reserve Steering Committee (RRSC) is responsible for setting and overseeing our Mineral Resource and Ore Reserve governance framework and for ensuring that it meets AngloGold Ashanti's goals and objectives while complying with all relevant regulatory codes. The committee's membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

For more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation/project will be reviewed by an independent third party on average once every three years:

- Mineral Resource and Ore Reserve at Siguiri
- Mineral Resource and Ore Reserve at Geita
- Mineral Resource and Ore Reserve at AGA Mineração Cuiabá and Lamego
- Mineral Resource and Ore Reserve at AGA Mineração Córrego do Sítio

External reviews were conducted by Golder Associates Pty Ltd and certificates of sign-off were received stating that the Mineral Resource and/or Ore Reserve estimates are reported in accordance with the SAMREC Code.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. No significant deficiencies were identified. Our Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource management processes and protocols. These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX). AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the SEC and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the competent persons at the operations to the Company's RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

Competent persons

The information in this report relating to Exploration Results, the Mineral Resource and the Ore Reserve is based on information compiled by, or under, the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali's and Morila's Competent Person, and have sufficient experience relevant to the style of mineralisation, type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and it has been confirmed that all of our Ore Reserve is covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This is detailed in the **\<R&R\>**. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in the **\<R&R\>**, in the form and context in which it appears.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for AngloGold Ashanti's Mineral Resource and Ore Reserve processes and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain, who has 32 years' experience in exploration and mining, is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, Johannesburg 2001, South Africa.

A detailed breakdown of the Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website, www.anglogoldashanti.com, and on our reports website, www.aga-reports.com.



Geita

OUR MINERAL RESOURCE AND ORE RESERVE ARE UNDERPINNED BY APPROPRIATE MINERAL RESOURCE MANAGEMENT PROCESSES AND PROTOCOLS

MINERAL RESOURCE AND ORE RESERVE CONTINUED
A summary

Mineral Resource by region inclusive of Ore Reserve
Gold

As at 31 December 2019	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Continental Africa	Measured	48.01	3.09	148.48	4.77
	Indicated	425.15	2.62	1,113.36	35.80
	Inferred	169.14	3.65	618.15	19.87
	Total	642.30	2.93	1,879.99	60.44
South Africa	Measured	104.63	1.64	171.13	5.50
	Indicated	596.87	1.91	1,142.09	36.72
	Inferred	24.70	11.25	277.85	8.93
	Total	726.21	2.19	1,591.07	51.15
Americas	Measured	83.91	1.58	132.97	4.28
	Indicated	1,170.40	0.92	1,073.30	34.51
	Inferred	677.38	0.75	504.74	16.23
	Total	1,931.69	0.89	1,711.01	55.01
Australia	Measured	57.88	1.17	67.82	2.18
	Indicated	70.81	1.91	135.36	4.35
	Inferred	28.30	2.69	76.23	2.45
	Total	156.99	1.78	279.40	8.98
AngloGold Ashanti	Measured	294.43	1.77	520.39	16.73
	Indicated	2,263.23	1.53	3,464.11	111.37
	Inferred	899.53	1.64	1,476.96	47.49
	Total	3,457.19	1.58	5,461.46	175.59

Copper

As at 31 December 2019	Category	Tonnes million	Grade % Cu	Contained copper Tonnes million	Pounds million
Americas	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	602.10	0.73	4.39	9,677
AngloGold Ashanti	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	602.10	0.73	4.39	9,677

Ore Reserve by region
Gold

As at 31 December 2019	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Continental Africa	Proved	30.89	1.71	52.76	1.70
	Probable	176.72	2.86	505.05	16.24
	Total	207.62	2.69	557.80	17.93
South Africa	Proved	65.00	0.36	23.49	0.76
	Probable	493.05	0.93	457.83	14.72
	Total	558.05	0.86	481.32	15.47
Americas	Proved	8.27	2.36	19.49	0.63
	Probable	194.87	1.05	205.22	6.60
	Total	203.15	1.11	224.72	7.22
Australia	Proved	27.62	1.17	32.28	1.04
	Probable	29.64	2.29	67.95	2.18
	Total	57.26	1.75	100.23	3.22
AngloGold Ashanti	Proved	131.79	0.97	128.02	4.12
	Probable	894.28	1.38	1,236.05	39.74
	Total	1,026.07	1.33	1,364.07	43.86

Mineral Resource by region exclusive of Ore Reserve

Gold

As at 31 December 2019	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Continental Africa	Measured	9.83	3.21	31.57	1.01
	Indicated	254.04	2.60	659.80	21.21
	Inferred	162.29	3.62	587.45	18.89
	Total	426.16	3.00	1,278.81	41.11
South Africa	Measured	7.37	18.83	138.81	4.46
	Indicated	61.63	9.64	593.96	19.10
	Inferred	17.88	15.36	274.73	8.83
	Total	86.88	11.60	1,007.49	32.39
Americas	Measured	74.29	1.38	102.49	3.30
	Indicated	971.71	0.86	831.96	26.75
	Inferred	675.56	0.74	500.64	16.10
	Total	1,721.56	0.83	1,435.09	46.14
Australia	Measured	30.26	1.17	35.54	1.14
	Indicated	41.17	1.64	67.41	2.17
	Inferred	28.30	2.69	76.23	2.45
	Total	99.73	1.80	179.17	5.76
AngloGold Ashanti	Measured	121.75	2.53	308.40	9.92
	Indicated	1,328.55	1.62	2,153.12	69.22
	Inferred	884.03	1.63	1,439.05	46.27
	Total	2,334.33	1.67	3,900.56	125.41

Copper

As at 31 December 2019	Category	Tonnes million	Grade % Cu	Contained copper Tonnes million	Pounds million
Americas	Measured	57.90	1.10	0.64	1,406
	Indicated	92.53	0.45	0.41	913
	Inferred	340.43	0.57	1.95	4,290
	Total	490.86	0.61	3.00	6,609
AngloGold Ashanti	Measured	57.90	1.10	0.64	1,406
	Indicated	92.53	0.45	0.41	913
	Inferred	340.43	0.57	1.95	4,290
	Total	490.86	0.61	3.00	6,609

Copper

As at 31 December 2019	Category	Tonnes million	Grade % Cu	Contained copper Tonnes million	Pounds million
Americas	Proved	–	–	–	–
	Probable	111.24	1.25	1.39	3,068
	Total	111.24	1.25	1.39	3,068
AngloGold Ashanti	Proved	–	–	–	–
	Probable	111.24	1.25	1.39	3,068
	Total	111.24	1.25	1.39	3,068

OUR MINERAL RESOURCE AND ORE RESERVE ARE REPORTED IN ACCORDANCE

with the minimum standards described by the SAMREC Code

EXPLORATION AND PROJECTS
Planning for the future

Exploration and projects within AngloGold Ashanti focus on creating significant value for the company by providing long-term optionality and improving the portfolio quality, two of our strategic focus areas. Our exploration programme covers greenfields and brownfields projects.

These strategic objectives are met by:

- Greenfields exploration which aims to discover large, high-value Mineral Resource, which will eventually lead to the development of new gold mines

- Brownfields exploration focuses on delivering value through accretive additions to the Ore Reserve at existing mines as well as new discoveries in defined areas around operations. Brownfields exploration actively drives the creation of value by growing our Mineral Resource and Ore Reserve, our major assets. The brownfields exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio

This report serves to highlight the achievements in 2019. In 2020, the focus will fall on increasing the Ore Reserve by increased Ore Reserve development and exploration drilling, primarily in Brazil and Australia.

Greenfields exploration

Exploration was conducted within 5,500km^2 of highly prospective ground in two countries – Australia and the United States – along with licence applications and other ground positions in Argentina, Brazil and Tanzania. In total, more than 71km of diamond, reverse circulation (RC) and aircore (AC) drilling was completed in 2019.

In Australia, in the Laverton district, AngloGold Ashanti completed the 70% earn-in at the Butcher Well and Lake Carey JV. The Butcher Well scoping study was updated by integrating the drilling results from the second half of 2018. Elsewhere in Laverton, a total of 49,200m of aircore drilling and 4,486m of diamond drilling was completed on several joint venture and non-joint venture projects.

Diamond drilling programmes were also completed at the Mt Clark prospect in North Queensland (nine holes for 2,748m) and the Glandore prospect, located 60km east of Kalgoorlie in Western Australia (six holes for 1,846m), with no positive results derived.

In the United States, at the Silicon project in Nevada, 8,008m of RC and 3,300m of diamond drilling were completed in 2019. The programme followed up on and further developed understanding of the alteration system intersected in earlier drilling as well as testing other favourable litho-structural targets within the Silicon-Thompson structural corridor. An induced polarization (IP) survey was also completed along with ground magnetic and gravity surveys. The second-year anniversary payment was made to Renaissance Gold during the period to maintain the option earn-in agreement into the third and final year in 2020.

Also in the United States, in Minnesota, roto-sonic drilling was completed over several target areas with 54 holes completed for a total of 1,619m. Since the results from the programme were not encouraging, work has stopped. AngloGold Ashanti returned all the mineral leases to the state of Minnesota.

In Argentina and Tanzania, exploration properties are on care and maintenance. Target generation activities were completed in Brazil and West Africa.

Brownfields exploration

Brownfields exploration was carried out in 9 countries, in and around AngloGold Ashanti operations. A total of 877,630m of Diamond and RC drilling was completed during the year.

South Africa

Exploration continued with one-hole drilled at Mponeng's Western Ultra Deep Levels targeting the Ventersdorp Contact Reef. Drilling was stopped due to capital constraints and the final site clearance/closure certificate signed off in June.

Americas

Argentina: At Cerro Vanguardia, due to budget constraints, exploration was focused on mapping, surface sampling and ground geophysical surveys.

Brazil: At AGA Mineração, in the Iron Quadrangle, a total of 263,345m was drilled. At Cuiabá, the underground drilling programme focused on Fonte Grande and Serrotinho (upright limb), Balancão and Galinheiro (overturned limb). A long-inclined borehole drilling project was successfully completed. Positive results with significant intercepts were reported for secondary targets including the quartz vein project (VQZ) and Viana.

Regionally, drilling at the Descoberto target is ongoing and has produced encouraging observations. Land access was granted in October 2019 to allow the Matarelli target drill programme to begin. A trial unmanned aerial vehicle (UAV) magnetic survey was successfully completed at Matarelli and a more comprehensive survey covering the Matarelli and Tinguá targets is planned. A detailed geological map and associated cross sections were produced over the Tinguá target area ahead of a geochemical soil programme planned for early 2020.

At Lamego, drilling focused on confirming the continuity of Carruagem in a south-westerly direction (both limbs) from levels 1 to 5. Drilling also took place at Cabeça de Pedra (hinge zone), which reported high grades and indicated that the orebody remains open.

Drilling at CdS tested the Rosalino open pit. At CdS I, underground drilling in Laranjeiras and Carvoaria confirmed the Mineral Resource and indicate good prospectivity for high grades in Carvoaria. In the 'Gold Quadrangle' area of Candeias-Cristina, Mutuca, Cachorro Bravo and Pneu, drilling supported Mineral Resource additions in the area.

At CdS II, drilling in the shallow north-east portion of São Bento confirmed the continuity of the mineralised structure in that direction. The Remaining Ounces project identified potential areas for high-grade ore within old mining areas. At CdS III, a sterilisation drilling campaign is underway and one positive intercept suggests the extension of the Anomalia and Jambeiro target trends.

A total of 128,888m was drilled at Serra Grande. Exploration drilling at Pitanga, Palmeiras South, Mangaba, Corpo IV, V and Limoeiro resulted in the addition of Mineral Resource. The mine acquired the Palmeiras South area in late 2018 which contains the southern

extension of all mineralised trends; subsequent drilling during 2019 returned positive results along Structure 3.5.

The Pitanga orebody was discovered along Structure III close to Mina Nova mine. Reinterpretation of existing orebodies at Corpo IV, Corpo V and Limoeiro, supported exploration drilling and lead to new ounce generation. Target generation focused on assessing shallow opportunities and using interpreted S2 stacking behaviour to identify new potential areas to test in 2020.

Colombia: Limited exploration activities were completed at Gramalote. RC drilling started at Trinidad in October and diamond drilling at Gramalote in November with no results reported to date.

The La Colosa project continued on care and maintenance following the cessation of all field activities in April 2017.

At Quebradona, a total of 10,494m was drilled, focusing on geotechnical programmes for site infrastructure, the tunnel trace, the mine subsidence area and the crusher chamber. Geological and structural models were updated for infrastructure sites, the tunnel and mine area.

Continental Africa

Tanzania: At Geita, a total of 96,407m of drilling was completed in 2019.

The overall results for Star & Comet Cut 2 Mineral Resource drilling were positive. While exploratory drilling results identified no economic intersections, interpretation and review are ongoing. The Star & Comet Cut 3 Mineral Resource drilling results confirmed the down-dip continuity. Extension drilling at Star & Comet Cut 2 and Cut 3 confirmed the presence of open-ended high-grade mineralisation along the hanging wall and footwall sides of the intrusive, suggesting that the Cut 2 and Cut 3 orebodies might join and become one.

Mineral Resource development drilling programmes for Nyankanga underground were carried out at Blocks 3, 4 and 5 as well as in the gap area between Block 2 and 3. All results were positive.

Three of eight holes in the surface drilling programme at the Star & Comet North Extension returned lower grades than previous data. Results from surface drilling completed at Selous confirmed

the orebody extensions inside and outside the pit margins. While exploratory surface drilling at Mabe delineated localised orezones of medium to high grade.

At Geita Hill, underground Blocks 1 and 2 drilling results defined low-grade mineralised zones. Drilling initiated at the Roberts deposit confirmed the presence and potential of economic ore zones within and outside the optimised pit.

Guinea: At Siguiri, a total of 74,939m was drilled during the year.

Kami drilling has shown that the mineralisation extends into the fresh rock and into oxide in Kami East saddle. Bidini drilling shown that the mineralisation extends to the east of the pit in oxide.

Silakoro West drilling was completed and confirmed the mineralisation. While at Silakoro North drilling intersected mineralisation associated with disseminated sulphides.

Foulata East drilling results show unmineralised albitite, while the main Foulata drillholes indicate the potential extension of mineralisation at depth and along the trend. Advanced grade control (AGC) drilling at Foulata confirmed the model.

At Saraya, drilling confirmed the extension of shallow mineralisation to the north and deeper along the plunge. The Saraya AGC drilling confirmed the model despite defining thicker internal waste intervals. At Seguelen, PB2 drilling confirmed the extension of the mineralisation in the fresh rock.

The Sanu Tinti infill drilling crossed potentially mineralised breccio-conglomerates layers. At Niono, reconnaissance drilling showed weak potential for oxide mineralisation. The Doko, Block 4, reconnaissance drill programme is now 48% complete with some economic intersection.

At Balato North, Saraya West EL and Setiguiya West reconnaissance drilling showed negative results. Field visits and reviews confirmed the potential of the Carbonate Hills (East and Central) targets.

Ghana: At Iduapriem, a total of 21,279m was drilled in 2019. Exploration focused on Mineral Resource conversion drilling at Block 1, Ajopa, Efuanta and Block 4S. Regional mapping of the

Geita

    
EXPLORATION AND PROJECTS CONTINUED
Planning for the future

hydrothermal targets commenced during the year as well as auger drilling at Mile 8 and Mile 5W targets.

At Obuasi, drilling started on 27 May 2019 with capital drilling on 41 level, grade control drilling on 17 and 22 levels, and expensed exploratory drilling in the GCS top area.

The 41-level drill programme completed 7,921m of combined RC and diamond drilling. Two multi-purpose RC/diamond rigs are being used to accelerate data acquisition and reduce costs. The grade control programme drilled 3,480m and showed continuity of the Obuasi fissure in terms of grade and structure. The 5,475m of exploratory drilling indicated potential in the footwall splays.

DRC: A total of 25,210m was drilled at Kibali.

The drilling results at Gorumbwa-Sessenge gap support the continuity of the mineralisation from Gorumbwa into the gap.

At Ikamva, drilling observations support the model while at Ikamva-East, the drilling programme was completed, and the results returned support the consistency of the two lenses. Two holes were drilled into the Kalimva-Ikamva Hinge zone with results supporting the model of a potential link between the two structures.

Results also suggest the presence of other shoots pertaining to the Kalimva system.

The orientation drilling programme along the Zakitoko-Birindi trend was completed and indicate an extension down dip and along strike. A data review of the Aindi area was conducted leading to identification of four zones of interest.

In the Oere-Kalimva Gap, the drilling programme is complete and indicates no mineralisation within the gap. While in the Mofu-Oere gap, a trenching programme showed weak results from surface that increase down dip and plunge.

Eight trenches were excavated in the Mandungu-Memekazi-Renzi trend with overall results supporting the model and the trenching programme at Memekazi Northeast, returning results that support the potential of the area.

At Sayi, the results support the model and continuity of the interpreted mineralisation. While drilling in the Sayi-Mengu gap returned narrow intercepts. Results from the Renzi trenching programme support the model, though they are relatively low grade, while the Oere drilling results support the presence of high-grade domains within the mineralisation envelope.

A soil sampling programme in the KZ South area returned results supporting potential for a mineralised system. At Pakaka, drilling results from the hole furthest southeast support a consistently thin high-grade mineralisation along the sheared contact observed in the pit.

Mali: No drilling was completed in 2019.

Australia

Australia: At Sunrise Dam, six underground rigs were in use during the period, with most drilling taking place at Vogue, Midway Shear (MWS) Steeps and Elle, as well as at Stella (Target 18) and Steeps below Sunrise Shear Zone (Target 01). Commissioning of a seventh

underground rig took place during November and an eighth rig was commissioned in December 2019.

One surface rig was in operation, targeting the southern extensions of the deposit from surface, 520m and 360m south of the current Ore Reserve from the Cleo waste dump.

At *Tropicana*, mine drilling consisted of infill drilling at Havana to upgrade the Mineral Resource confidence and assist in the mining option studies. Significant results were returned from the infill drilling at Havana, as well as encouraging results from drilling at Havana South down-dip.

Regional drilling was concentrated at Iceberg, Tumbleweed, New Zebra, Angel Eyes Voodoo Child, Wild Thing, Electra, Mojito and Monsoon. Regional drilling produced an important result from RC drilling at Voodoo Child that indicates mineralisation is present ~500m along strike from the defined prospect.



Tropicana

Projects

Colombia

The greenfields projects in Colombia make a significant contribution to AngloGold Ashanti's Mineral Resource with the three projects, La Colosa, Quebradona and Gramalote, collectively contributing 38.5Moz. Quebradona and Gramalote contribute 4.3Moz to the gold Ore Reserve. Quebradona also has a copper Ore Reserve of 3,068Mlbs. Both Quebradona and Gramalote are at various stages of feasibility study while the La Colosa project is currently under force majeure, pending the necessary environmental permits.

Gramalote project

The Gramalote project, a joint venture between AngloGold Ashanti (51%) and B2Gold (49%) in Colombia, lies on the eastern flank of the Cordillera Central, near the towns of Providencia and San Jose del Nus in the municipality of San Roque, in the north-west of the Antioquia Department. It is approximately 230km north-west of Bogota and about 120km north-east of Medellin.

In September 2019, AngloGold Ashanti announced that an agreement had been reached with B2Gold, in terms of which B2Gold would fund an investment and exploration programme in 2020 to the value of $13.9m, in order to earn back to a 50:50 partnership and assume management of the project effective 1 January 2020. Completion of the feasibility study for Gramalote is targeted for the end of 2020. The project has several key infrastructure advantages including reliable water supply, its close proximity to key infrastructure and a technically capable workforce in country.

As per the agreement, B2Gold assumed management of the Gramalote joint venture on 1 January 2020. On 21 January 2020, B2Gold announced positive results from the updated preliminary economic assessment (PEA) for the Gramalote Ridge deposit, a part of the Gramalote project. The PEA updates and enhances previous studies on the Gramalote project in several areas, which are listed in the announcement [1] made in January 2020

B2Gold is currently completing approximately 42,500m of infill drilling at Gramalote Ridge to convert the existing Inferred Mineral Resource to the Indicated category, and 7,645m geotechnical drilling for site infrastructure.

The Gramalote joint venture will continue to advance community resettlement programmes, establish coexistence programmes for small artisanal miners, to work on health, safety and environmental projects and to continue to work with government and local communities on social programmes. B2Gold, as manager, plans to continue to complete and submit the feasibility work by 31 December 2020. Given that the volume of work completed by AngloGold Ashanti over the past several years – including extensive testing programmes, work with local communities and small miners and the high level of engineering performed in 2017 for an internal study – the remaining work required to complete the final feasibility study is not extensive. The main work programme for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resource to the Indicated category. The budget agreed by the joint venture partners for the feasibility study is $37m.

The Environmental Impact Study and Project Implementation Plan for the Gramalote project have been fully approved by the National Authority of Environmental Licences of Colombia. Due to necessary modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final stages of approval. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open pit gold mine, B2Gold would use its proven internal mine construction team to build the mine and mill facilities, and operate the mine on behalf of the joint venture.

Quebradona Project

The Quebradona deposit is located approximately 104km south-west from Medellin, Antioquia Department and is a porphyry-related, copper-gold mineralised stock work system, located within the Western Cordillera of Colombia. Until 2019, the project was a joint venture with B2Gold (5.7% and diluting) and AngloGold Ashanti (94.3% and operator). During 2019, the 5% dilution threshold was reached and the parties entered into a royalty agreement in which B2Gold transferred the minority interest in the joint venture to AngloGold Ashanti in exchange for a royalty fee during production.

During the year, AngloGold Ashanti continued with the exploration programme, with the key aim of developing the feasibility study, completing and submitting the environmental and construction licence requests (filled in November 2019), and securing the land required for project implementation. The Quebradona project is an attractive business case of ~8.7Moz gold equivalent, with required capital investment estimated at around ~$1b and an internal rate of return at approval stage of 15% (meeting our required hurdle rate).

2020 will be a critical year for the project, with an estimated investment of approximately $64m, targeted at the following key milestones:

- Complete the feasibility study and present it to the board for approval in November 2020

- Obtain the environmental and construction licence by November 2020

- Complete the process of securing the land for project implementation

La Colosa

The La Colosa project is located approximately 150km west of Bogota in the Tolima Department. It is a very large porphyry-style gold deposit discovered by the Colombia greenfields exploration team in 2006. The project is 100% owned by AngloGold Ashanti. The project comprises a singular large deposit likely in excess of 28.33Moz of Mineral Resource and endowment. The project's prefeasibility study began in 2010 and was formally put on care and maintenance in April 2017. A second-time force majeure was granted pending environmental permits. The force majeure is expected to be renewed in June 2020 if the conditions associated with the environmental licence permits remain.

[1] *Updated Preliminary Economic Assessment for the Gramalote Project in Colombia*

SECTION 4

LEADERSHIP AND ACCOUNTABILITY

We review our performance and philosophy relating to corporate governance, remuneration and assurance of the information presented in this Integrated Report.

Audit and Risk Committee: chairman's report	108
Corporate governance, board and executive committee	110
Remuneration and Human Resources Committee: chairman's letter	119
Remuneration report – overview of remuneration policy	123
Remuneration report – implementation report	138

Obuasi

AUDIT AND RISK COMMITTEE: CHAIRPERSON'S REPORT

Oversight on the completeness and fair representation of the Company's financial position

INTEGRITY CONTROL

Rhidwaan Gasant
Chairperson: Audit and Risk Committee

The Audit and Risk Committee's principal duty is to oversee the integrity of the group's internal controls, systems and environment.

These duties include responsibility for ensuring that AngloGold Ashanti's financial statements comply with the International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and Company and the results of their operations. The Audit and Risk Committee (the committee) executed its duties in terms of the JSE Listing Requirements (paragraph 3.84(g) in particular), section 94(7) of the Companies Act, King IV, and board-approved terms of reference as set out in the committee's annual work plan.

For a detailed report on this work plan, refer to the Audit and Risk Committee Chairperson's letter in the <AFS>, pages 1 to 6.

Non-executive independent committee members	Meetings and attendance	Stakeholders
Rhidwaan Gasant	5 meetings	• Shareholders
Rodney Ruston	100% attendance	• Employees
Maria Richter		• Regulators
Alan Ferguson		
Michael Kirkwood – Retired 9 May 2019		

Key focus 2019	Committee's discussions, decisions and actions	Key focus 2020
IFRS16	Discussed feedback received regularly on the process adopted to address the requirements of the new accounting standard and where appropriate challenged management on aspects of accounting	Monitor the internal control environment given recent asset sales Monitor the cyber crime environment and the group's prevention and defence capabilities
XBRL and i-XBRL tagging	Monitored the actions of management in meeting the requirements and noted the successful and timely filings of the required financial reports	Monitoring continuous improvement in the identification, mitigation and reporting of key risks facing the group, including our risk appetite and risk ranking methodology
Combined assurance	Monitored the progress that was made in involving technical disciplines in the combined assurance process	
Risk themes considered	Assessed and discussed the management process and controls to address the risks associated with: • Tailings facility management • Critical control management • Brazilian operations – risks and opportunities • Critical skills and talent management	Further consider the group's approach to the proposed mandatory auditor firm rotation

The committee is satisfied that it fulfilled its responsibilities in accordance with its terms of reference as well as relevant legislative and regulatory requirements, as summarised below:

Financial reporting

- Reviewed half and full year results, trading statements, and market updates
- Reviewed and assessed the key audit matters raised as part of the 2019 year-end audit
- Considered the integrity of the <IR>, <AFS> and the Form 20-F for the 2019 financial year, and recommended these for approval to the board
- Assessed accounting judgements, estimates and impairments
- Reviewed tax provisions and contingencies
- Considered the <R&R> 2019 as well as related feedback on this report from the Investment Committee
- Assessed the going concern assumptions and solvency/liquidity requirements
- Monitored the XBRL and i-XBRL filing processes

Governance

- Reviewed developments in reporting standards, corporate governance best practice and legislation
- Evaluated the committee's effectiveness
- Reviewed and assessed the expertise, experience and performance of the finance function, the Chief Financial Officer and Group Internal Audit
- Approved an updated whistle-blowing policy
- Assessed the feedback of an independent assessment of the whistle-blowing process
- Reviewed the terms of reference of the Audit and Risk Committee
- Held separate meetings with the external and internal auditors as well as management at each meeting

Internal control and risk management

- Assessed the systems to identify, manage and monitor financial, non-financial and fraud risks
- Reviewed the scope, resources, and results of internal audit
- Approved the internal audit plan and monitored the execution thereof
- Ensured that the combined assurance model was further refined to provide a co-ordinated approach to assurance activities
- Reviewed significant whistle-blowing reports
- Monitored the governance of information technology (IT), including cyber security
- Received and reviewed quarterly updates on risk management within the group
- Received and reviewed semi-annual updates on compliance related matters

External auditors

- Assessed their effectiveness
- Assessed their suitability and that of the lead audit partner and recommended the appointment of the independent external auditors by the shareholders
- Approved their terms of engagement, remuneration and integrated audit plan
- Pre-approved all non-audit services
- Assessed their independence and concluded that there were no impediments on the external auditors' independence
- Approved their appointment to provide independent limited assurance on certain sustainability indicators included in the <SR>

STATEMENT OF INTERNAL CONTROL

The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the committee.

Based on the Audit and Risk Committee's assessment of the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers of the evolving combined assurance model of the group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls, and considering information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, nothing has come to the attention of the board that caused it to believe that the Company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

CORPORATE GOVERNANCE

ANGLOGOLD ASHANTI is committed to the highest standards of governance, ethics and integrity. Good corporate governance is integral to our sustainability. Adherence to the standards and recommendations set out in King IV and to other relevant laws and regulations is vital to achieving our strategic priorities.

Ethical leadership and corporate citizenship

The AngloGold Ashanti board, which has ultimate responsibility for corporate governance, is guided by its commitment to ensuring sound governance principles and practices are in effect. These principles and practices underpin value creation and the long-term sustainability of our business, and are crucial to the achievement of our business objectives and delivery on the strategy.

AngloGold Ashanti's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics in all its activities, and are underpinned by our values-driven culture and Code of Business Principles and Ethics (Our Code). In making decisions, the board acts with independence, and has the appropriate competencies and experience collectively to execute its fiduciary duties.

The board is committed to promoting good governance and providing ethical leadership. It supports the outcomes described in King IV, namely, ethical culture, good performance, effective control and legitimacy. AngloGold Ashanti reviewed its application of the King IV principles and is satisfied that the Company is materially compliant. A statement on our application of these principles is available online at www.anglogoldashanti.com.

Our Code is the defining document for AngloGold Ashanti's values and ethics, and is used in addition to the applicable laws, regulations, standards and contractual obligations to guide our business decisions in the countries in which we operate. Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflicts of interest, gifts, hospitality and sponsorships, the use of company assets, privacy and confidentiality, disclosures and insider trading.

The board ensures that at all times AngloGold Ashanti is and is seen to be a responsible corporate citizen by not only considering our financial performance, but by striving to enhance and invest in the economic life of the communities in which we operate and society in general, and endeavoring to protect and minimise harm to the environment, thus enforcing good ESG practices. The board's Social, Ethics and Sustainability Committee ensures the application of the principles of responsible corporate citizenship and the executive committee is responsible for ensuring they are put into practice and adhered to.

Board composition

AngloGold Ashanti is governed by a unitary board of directors, which at year-end consisted of eleven directors – nine independent non-executive directors and two executive directors. During the year, Michael Kirkwood and David Hodgson retired with effect from 9 May 2019. Maria Ramos and Nelisiwe Magubane were appointed as directors with effect from 1 June 2019 and 1 January 2020, respectively. The board comprises directors with a variety of skills, professional experience and backgrounds which complement each other and are relevant to the business in the execution of the board's duties. The composition of the board promotes the balance of power and of authority and precludes any one director from dominating decision-making.














Independent non-executive directors		
1 Sipho M. Pityana (60) (Chairman)	**2** Rhidwaan Gasant (60) (Lead independent director)	**3** Alan Ferguson (62)
BA (Hons), MSc, DTech (Honoris) **Appointed:** 13 February 2007 and Chairman on 17 February 2014	*BCompt (Hons), CA (SA), ACIMA, Executive Development Programme* **Appointed:** 12 August 2010	*BSc, Accountancy and Business Economics, CA* **Appointed:** 1 October 2018
4 Albert Garner (64)	**5** Nozipho January-Bardill (69)	**6** Nelisiwe Magubane (54)
BSE, Aerospace and Mechanical Sciences **Appointed:** 1 January 2015	*BA, MA Applied Linguistics, Diploma Human Resources Development* **Appointed:** 1 October 2011	*Pr.Eng, BSc, MBA* **Appointed:** 1 January 2020
7 Maria Ramos (61)	**8** Maria Richter (65)	**9** Rodney Ruston (69)
MSc (Economics), BCom, Banker Diploma, Certified Associate of the Institute of Bankers (South Africa) **Appointed:** 1 June 2019	*BA, Juris Doctorate* **Appointed:** 1 January 2015	*MBA, BE (Mining)* **Appointed:** 1 January 2012
Independent non-executive directors	Executive directors	
10 Jochen Tilk (56)	**11** Kelvin Dushnisky (Chief Executive Officer) (56)	**12** Christine Ramon (Chief Financial Officer) (52)
B Mining Engineering, Masters Mining Engineering **Appointed:** 1 January 2019	*BSc (Hons), MSc and Juris Doctorate* **Appointed:** 1 September 2018	*BCompt, BCompt (Hons), CA(SA), Senior Executive Programme* **Appointed:** 1 October 2014
Detailed CVs of directors are available on the corporate website, www.anglogoldashanti.com		

Legend

- 🟡 *Audit and Risk Committee*
- ⚫ *Remuneration and Human Resources Committee*
- 🟢 *Social, Ethics and Sustainability Committee*
- 🟠 *Nominations Committee*
- 🟣 *Investment Committee*
- **C** *Committee Chairman*

COMMITTED TO THE HIGHEST GOVERNANCE STANDARDS

Obuasi

CORPORATE GOVERNANCE CONTINUED

The information below is as at the date of approval of this report by the board.

Independence of directors

In determining director independence, we are guided by King IV, the Companies Act, the JSE Listings Requirements, the NYSE independence test and our internal policy on independence, as well as by best practice. For 2019, all non-executive directors were assessed as being independent in terms of mind, character and judgement.



AngloGold Ashanti board

Executive directors

Kelvin Dushnisky (CEO)

Christine Ramon (CFO)

Independent non-executive directors

Sipho M Pityana (Chairman)

Rhidwaan Gasant (Lead independent director)

Alan Ferguson

Albert Garner

Nozipho January-Bardill

Nelisiwe Magubane

Maria Ramos

Maria Richter

Rod Ruston

Jochen Tilk

Tenure

Non-executive directors: time on board

Time on board	Percentage
9 years and longer	20%
6 to 8 years	20%
3 to 5 years	20%
Less than 3 years	40%

The board appoints new directors on the recommendation of the Nominations Committee, which conducts rigorous credentials assessments of each potential candidate. Several factors including relevant legislative requirements, best practice, the candidate's qualifications and skills and the requirements of AngloGold Ashanti's Directors' Fit and Proper Standards, as well as regional demographics are considered in appointing new board members. Their appointments are subject to shareholder approval at the annual general meeting following their appointment.

In terms of our memorandum of incorporation, one-third of directors are required to retire at each annual general meeting and, if eligible and available for re-election, will be put forward for re-election by shareholders. The directors due to retire at the forthcoming annual general meeting are Sipho Pityana and Albert Garner, who are eligible and have offered themselves for re-election, and Nozipho January-Bardill and Rodney Ruston, who have elected not to stand for re-election, in accordance with board policies and guidelines. See the <NOM>.

Board diversity

AngloGold Ashanti supports the principles and aims of diversity at board level and recognises and embraces the benefits of having a diverse board. In terms of the board policy on the promotion of gender diversity, a target of having at least 40% female board members by 2020 was set. Female now make up 42% of the board following the appointments of Maria Ramos and Nelisiwe Magubane, up from 27% in 2018.

When considering racial diversity, for AngloGold Ashanti to leverage the benefits of a globally diverse board that is aligned with our geographic footprint, race is not limited to 'black' as defined by the South African Department of Mineral Resources and Energy but includes foreign black nationals. The voluntary target for race diversity at board level is 50% black representation. At present, black representation from a global perspective is 42% and that of historically disadvantaged individuals (HDIs) is 50%, up from 36% on a global and HDI basis in 2018. This improvement is attributed to the appointments of Maria Ramos and Nelisiwe Magubane.

Broader diversity, specifically focusing on gender, race, culture, age, field of knowledge, skills and experience will be considered in determining the optimal composition of the board and succession planning, and when possible will be balanced appropriately for the board to be effective as a whole.



Board skills and experience



CORPORATE GOVERNANCE CONTINUED

Directors' interests

Directors are required to declare their interests annually and to disclose any conflicts of interest, and if they arise, to determine the extent to which the conflict may impact their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board. A Declaration of Interest form is maintained by the company secretary and any new interest is declared at each meeting.

Directors' dealings in shares and closed periods

In accordance with statutory and regulatory requirements, directors, management and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed or prohibited periods. All directors and the company secretary require prior approval from the chairman to deal in the Company's shares. The company secretary retains a record of all such share dealings.

Executive directors

The Chief Executive Officer (CEO), Kelvin Dushnisky, is responsible for execution of AngloGold Ashanti's strategy and reports to the board. He chairs the nine-member executive committee that is responsible for the day-to-day management of the group's affairs. The committee's work is supported by country and regional management teams as well as by group corporate functions.

The Chief Financial Officer (CFO) is Christine Ramon. As required by the JSE Listings Requirements, the Audit and Risk Committee annually considers and expresses its satisfaction at the level of expertise and experience of the CFO. The Audit and Risk Committee concluded that Christine Ramon, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during 2019, as detailed in the CFO's review, which is included in the **<AFS>**.

Both the CEO and CFO are executive directors on the board.

AngloGold Ashanti's board committees

The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.

The board is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved terms of reference, which are reviewed at least annually, or more often when required.

Audit and Risk Committee

- Oversees the integrity of our financial reporting, the existence of proper internal controls, the integrity of the **<IR>**, **<AFS>**, **<R&R>** and of our risk management processes
- Assesses AngloGold Ashanti's continuing ability to operate as a going concern, assists the board with oversight of IT governance, risk management and implementation of the group ethics and regulatory compliance programme

- Ensures the Company has qualified external auditors and internal auditors
- More detailed information on the committee's achievements is available in the **<Audit and Risk Committee chairperson's letter>**.

Social, Ethics and Sustainability Committee

- Key responsibility is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen
- Ensures that our sustainability strategy positions AngloGold Ashanti as a leader in mining and that sustainability objectives are effectively integrated into the business
- Oversees the integrity of and approves the **<SR>**

More information on the work done during the year by the committee is available in the **<SR>**.

Remuneration and Human Resources Committee

- Assists the board in ensuring that remuneration policies are in AngloGold Ashanti's long-term interests
- Ensures that, in terms of decisions made, non-executive directors, executive directors, senior management and all other employees are fairly and responsibly remunerated and that shareholder value is delivered
- Assists the board in the development of AngloGold Ashanti's human resources environment

More information on the achievements of the committee is available in the **<Remuneration Report>**.

Nominations Committee

- Develops processes to identify, assess and recommend board candidates for appointment as executive and non-executive directors, including the Chairman and CEO, as well as for the company secretary, and at the same time fully considers succession planning and leadership within the group
- Reviews board composition, including the balance of gender, race, culture, age, field of knowledge, skills, experience and independence
- Develops and implements the annual board evaluation processes, whether internal or external

Investment Committee

- Assesses individual capital projects and investment and divestment opportunities to ensure that they and any financing proposals are in accordance with AngloGold Ashanti's primary mission to creating sustained shareholder value in the long term

The latest approved board charter and committees' terms of references, containing detailed information regarding their respective responsibilities and mandates, are available online [1].

[1] *See under Governance on www.anglogoldashanti.com*

Board and committee meeting attendance

Directors' attendance at board and committee meetings during 2019 was as follows:

	Board	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nominations	Special Committee [5]	NED Search [5]
Number of meetings in 2019	7	5	4	4	5	2	2	2
SM Pityana	7	n/a	n/a	4	5	2	2	2
KPM Dushnisky	7	n/a	n/a	n/a	n/a	n/a	2	n/a
AM Ferguson	7	5	n/a	4	n/a	n/a	2	n/a
AH Garner	7	n/a	4	n/a	n/a	2	2	n/a
R Gasant [1]	7	5	4	n/a	n/a	1	n/a	n/a
DL Hodgson [2]	2	n/a	1	n/a	2	n/a	n/a	n/a
NP January-Bardill	7	n/a	n/a	4	5	n/a	n/a	n/a
MJ Kirkwood [3]	2	2	n/a	1	n/a	1	n/a	n/a
KC Ramon	7	n/a	4	n/a	n/a	n/a	n/a	n/a
MDC Ramos [4]	4	n/a	2	n/a	2	n/a	2	1
MC Richter	7	5	n/a	4	n/a	2	n/a	2
RJ Ruston	7	5	4	n/a	n/a	n/a	n/a	n/a
JE Tilk	6	n/a	4	n/a	5	n/a	n/a	1

[1] R Gasant was appointed to the Nominations Committee with effect from 7 August 2019.

[2] DL Hodgson retired at the AGM held on 9 May 2019.

[3] MJ Kirkwood retired at the AGM held on 9 May 2019.

[4] MDC Ramos was appointed with effect from 1 June 2019.

[5] Two special purpose committees were established by the board during 2019, the Special Board Committee and the NED Search Committee.

📷 *Cuiabá*

CORPORATE GOVERNANCE CONTINUED

Board and committee evaluations

Board performance is evaluated annually and includes an assessment of the board as a whole, individual directors and each committee by members of the committee. An external board evaluation is conducted every third year and for the other two years, an internal evaluation is facilitated by the company secretary.

Evaluation of the effectiveness and performance of the board and its committees was internally assessed in 2019. The overall results indicated the board was performing well and that the governance structures are better than satisfactory and closely aligned with best practice.

Company secretary

The company secretary, Maria Sanz Perez, is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In line with the JSE Listings Requirements, the board evaluated the qualifications, competence and experience of the company secretary in 2019 and was satisfied that Maria Sanz Perez is qualified to serve as company secretary. The board also confirmed the company secretary's independence and that she maintains an arms-length relationship with the board and is not a director of the Company. Maria Sanz Perez's qualifications and experience are available on the website [1] .

Legal, ethical and regulatory compliance

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, group compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

External and internal standards and regulations

AngloGold Ashanti adheres strictly to legislative and regulatory requirements, including several external and voluntary standards which are listed below.

AngloGold Ashanti is a member of and a signatory to the:

- International Council on Mining and Metals
- Principles of the United Nations Global Compact
- Extractive Industries Transparency Initiative (EITI)
- United Nations Guiding Principles on Business and Human Rights
- Voluntary Principles on Security and Human Rights
- World Gold Council's Conflict-Free Gold Standard and Responsible Gold Mining Principles

[1] www.anglogoldashanti.com

We are committed to complying with the following standards:

- Universal Declaration on Human Rights
- International Bill of Human Rights
- International Labour Organisation

In addition, we have group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its shares or depositary receipts being registered with the Securities and Exchange Commission (SEC) in the United States, AngloGold Ashanti is also subject to the various laws applicable in that country regarding securities. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company is listed. These are the Johannesburg, Ghana and Australian stock exchanges.

South African Employment Equity Act

In compliance with Section 21 of the Employment Equity Act, No 55 of 1998, AngloGold Ashanti is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A copy of the report filed for the period 1 August 2018 to 31 July 2019 is available on the AngloGold Ashanti website, in the section entitled "Employment Equity Reports". AngloGold Ashanti has also embarked on a new five-year plan (1 August 2019 to 31 July 2024), in accordance with Section 20 of the Employment Equity Act, No 55 of 1998.


Sunrise Dam

Governance of supply chain management and procurement policies

Supply chain management is about more than just procuring the right product, at the right time, at the right quality and in the right quantities. Effective supply chain management, undertaken with integrity and in line with our values and governance principles, can add value to our business by improving efficiency, relationships and reputation and, ultimately, can affect our long-term sustainability. As a global company operating on most of the world's continents, responsible management of our supply chain is an increasingly important ethical and human rights consideration. External ratings agencies and customers are ever more aware of the implications and importance of ethical conduct in the supply chain.

Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, particularly in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice, which includes complying with international human rights and labour standards and the economic participation of local stakeholders.

Tax strategy and tax management policy

Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards their sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard.

The principles governing the group's tax strategy and policy are reviewed and approved by the board which, through the Audit and Risk Committee, monitors adherence to the policy.

Our tax policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the board-approved tax strategy is applied. The tax governance framework employs a combination of suitably skilled resources and internal processes, together with internal and external controls. Our approach to tax and our tax strategy are each embedded in the organisation, through various regular regional governance meetings.

Our overall objective is to act responsibly in ensuring efficiency in our tax affairs in all countries in which we operate, to always fully comply with the law while taking into account, however, that such laws may be subject to regular amendment and differing interpretations and practices prevailing from time to time.

EXECUTIVE MANAGEMENT













1	Independent non-executive directors	
Kelvin Dushnisky (56)	Christine Ramon (52)	Stewart Bailey (46)
Chief Executive Officer	Chief Financial Officer	Executive Vice President: Corporate Affairs and Sustainability
BSc (Hons), M.Sc. and Juris Doctorate	BCompt, BCompt (Hons), CA(SA), Senior Executive Programme	

4 Pierre Chenard (59)	5 Graham Ehm (63)	6 Ludwig Eybers (53)
Executive Vice President: Corporate Development and Strategy	Executive Vice President: Group Planning and Technical	Chief Operating Officer: International
LLB; admitted attorney	BSc (Hons), MAusIMM, MAICD	BSc (Min. Eng), Post graduate qualifications

7 Sicelo Ntuli (41)	8 Maria Sanz Perez (54)	9 Tirelo Sibisi (51)
Chief Operating Officer: Africa	Executive Vice President: General Counsel, Compliance and Company Secretary	Executive Vice President: Group Human Resources
BSc Eng. (Electrical), MBA	BCom LLB, Higher Diploma in Tax, Advanced Management Programme, Admitted Attorney	BSSc, Advanced HR Executive Development Programme, MBA, Post Graduate Diploma in Business Management

Detailed CVs of current executive management are available on the corporate website, www.anglogoldashanti.com

REMUNERATION REPORT

Section one: Remuneration and Human Resources Committee: Chairperson's letter

Aligning remuneration and human resource practices with our strategic objectives

FAIRNESS EQUALITY

Maria Richter
Chairperson: Remuneration and
Human Resources Committee

Dear Shareholders,

As the new Chairperson of the Remuneration and Human Resources Committee (the committee), I am pleased to continue the important work of ensuring clear alignment of AngloGold Ashanti's remuneration and human resource practices with its strategic objectives. Remuneration is a rapidly evolving discipline, particularly with respect to executive fair and responsible pay for performance, gender diversity, talent management and – especially relevant for our business – the development and retention of local skills in the jurisdictions in which we have operations or projects.

Engagement with shareholders is invaluable in ensuring that the linkage between strategy and incentive outcomes is clearly understood. It is also very important that the views of the shareholders are taken into account in the development and implementation of our remuneration policy. My predecessor valued these engagements and I have committed to continuing that tradition, engaging with shareholders – outside of voting season – to ensure that we receive unfiltered input on all matters relating to our remuneration and human resources practices.

Continuous improvement is fundamental to long-term success in mining and remaining open to enhancement of our remuneration practices is no exception. In line with King IV and the JSE Listing Requirements, we are reporting for the first time the executive management team's remuneration in Single Total Figure Remuneration format. This further improves transparency and accountability to shareholders.

I am also pleased to report that the committee observed management's continued delivery of the Company's strategy during 2019. Clear advances were made towards de-risking the asset portfolio, while delivering significant improvements in safety, cash flows and returns. Meaningful progress was made in the broad area of sustainability, as well as in capital allocation and balance sheet management, providing a solid foundation upon which AngloGold Ashanti can continue to improve its asset base over time.

Performance on safety, health and the environment

Success for any mining company relies on the safe operation of its mines, the good health of employees and host communities, and careful stewardship of the environment.

AngloGold Ashanti, as part of the global community, is experiencing the covid-19 pandemic. As safety is our first value, we will continuously focus on the safety of our employees, which is aligned to our shareholders' interests. We will monitor the developments of this pandemic, engaging shareholders and other stakeholders accordingly.

I am most proud that AngloGold Ashanti passed the calendar year without a workplace fatality for the first time ever and extended its fatality-free record to 633 days. Tragically, we have since lost four of our colleagues in two separate incidents that occurred in March 2020 at the Mponeng mine. This places even greater focus on our commitment to safety and to working on the eradication of all injuries and accidents across our mines.

Our commitment to excellence will however continue with much diligence and dedication in the areas of safety, health and environment which is underpinned by our Deferred Share Plan (DSP), the variable pay programme with 20% of the total annual bonus used to reward the positive outcomes of this basket of sustainability metrics.

Management performance and achievements

It has been a memorable first year as Chairperson of this committee and I am proud to share management's performance and achievements:

- Free cash flow increased by 90% as annual guidance was achieved across key operating metrics for the seventh straight year

- The Obuasi redevelopment project poured first gold on time and within budget and remains on track to mine at a rate of 2,000t a day during 2020, climbing to 4,000t a day by year-end. The mine will produce gold at an average run-rate of 350,000oz – 400,000oz annually for the first ten years, and more than 400,000oz annually over the life of mine at an all-in sustaining cost of around $800/oz

- The capital allocation framework, with clear leverage and return targets, guided the decision to initiate processes to sell assets in South Africa, Argentina and Mali. In December 2019, AngloGold Ashanti announced the sale of its interest in the Sadiola mine, in Mali, to Allied Gold Corp, while an agreement to sell the

REMUNERATION   REPORT CONTINUED

Section one: Remuneration and Human Resources Committee: Chairperson's letter *(continued)*

remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited was reached in February 2020

- AngloGold Ashanti's market capitalisation increased by almost 80% in 2019, as the share price outpaced the gold price and its international peer group. The American Depositary Receipts, the Company's most liquid publicly traded security, gained 76% in 2019 versus a 39% gain for the Van Eck Vectors Gold Miners ETF, a basket of 47 gold shares, and an 18% rise in the price of bullion over the year

The committee commends the management team, led by the CEO Kelvin Dushnisky, for intensifying its dual focus on protecting – and indeed, improving – margins while working to maintain and strengthen the social licence to operate. This approach is consistent with the remuneration policy which aims to discourage excessive risk taking, while recognising efforts to improve performance with respect to factors within management's control that will drive value creation over the short-, medium- and long term, in an ethical, sustainable and responsible manner.

Notwithstanding the above achievements, production, all-in sustaining costs, future optionality – particularly in the area of Mineral Resource additions – community and environmental elements provide us with further opportunities for improvement as evidenced in the DSP 2019 performance outcomes on page 149.

Given the satisfactory performance in 2019 across financial, operating and safety metrics, the committee is satisfied with the remuneration outcomes of the DSP.

In terms of the 2017 Long-Term Incentive Plan (LTIP) (one of the prior year schemes replaced by the DSP in 2018), the strong growth in our share price and continued focus on the key value of safety yielded a solid performance of 94.46%, payable in March 2020. This is the final pay-out of the LTIP scheme. (Further details are set out on page 148 of the remuneration report.)

Competitive remuneration

As a large gold mining company with a complex suite of assets across developed and emerging markets, AngloGold Ashanti requires competitive remuneration structures to attract and retain scarce skills and expertise. This is fundamental to our strategy. It is also imperative to ensuring that we are able to compete and flourish in a volatile global mining industry, with increasingly exacting requirements from shareholders, civil society, regulators and our host governments. These remuneration structures are well considered and have clear guardrails, which are detailed in the 2019 remuneration policy and structure on page 126.

Disclosure and transparency

The remuneration policy and implementation report were tabled for two separate, non-binding advisory votes at the Annual General Meeting (AGM) held on 9 May 2019, in line with the JSE Listings Requirements and King IV recommendations. The table below details the results of the 2018 AGM (held on 9 May 2019) which reflect shareholder concerns over the structure of the CEO's sign-on award, together with results of shareholder voting at the 2017 and 2016 AGMs.

Votes	For	Against	Withheld
Remuneration policy			
09 May 2019	98.31	1.69	0.40
16 May 2018	98.35	1.65	0.21
16 May 2017	98.23	1.77	0.60
Remuneration implementation report			
09 May 2019	58.51	41.49	0.40
16 May 2018	98.96	1.04	0.21
16 May 2017	98.31	1.69	0.30



Obuasi

Shareholder engagement

This poll alongside showed 98.31% of shareholders voted in favour of the remuneration policy compared with 58.51% for its implementation.

I subsequently engaged with investors representing over 30% of the shareholder base with the aim of better understanding their perspectives and to ensure that our remuneration practices and reporting reflect their views. Following these meetings – which were supportive and constructive – we have further enhanced the detail of our disclosure, including additional information related to the CEO's joining remuneration in 2018, which can be found on page 138 of the remuneration report. The table below summarises the key themes from shareholder engagements, and our responses.

Shareholder feedback	Remuneration committee response
Concern over lack of performance criteria attached to the CEO's sign-on award	While the payment of $4.2m was disclosed in the 2018 Remuneration report, it was incorrectly described as a share buy-out. The correct position is that, at the time of the negotiations, Mr Dushnisky expected corporate activity under discussion at the time by his former employer that would entitle him to a substantial contractual severance payment. He was prepared to wait for this activity to materialise and for the payment to become due, after which time he would join AngloGold Ashanti. However, in light of AngloGold Ashanti's requirement that he start immediately after the departure of the former CEO, the parties agreed to a value that took into account Mr Dushnisky's expected loss of compensation and his willingness to start at the earlier date.
	The committee determined that it would be in the best interests of our shareholders for the negotiated sign-on award to be both staggered over three years and have a significant proportion payable in AngloGold Ashanti shares, to create immediate alignment with shareholders' interests. Should the CEO leave AngloGold Ashanti within a certain period of time, a claw-back clause was agreed. We regard the retention component of the sign-on award as an essential part of our retention strategy.
	Further details of the CEO's remuneration are included on page 152 of this report.
Lack of transparency on the sign-on award of CEO	The committee is committed to providing greater transparency with respect to all aspects of remuneration and is introducing enhancements to the remuneration policy. The proposed enhancements are included on page 122. We would also like to emphasise the following elements of our current recruitment policy:
	• Appointees will not be paid more than what they would have lost at their previous company;
	• A time period is applied to a buy-out with a minimum claw-back; and
	• We will provide full disclosure of any buy-out.

I am grateful for the opportunities to hear directly from the shareholders. The committee has enjoyed their strong support for the overall remuneration policy which was revised and implemented in 2018 and adheres to South African corporate governance recommendations. The committee believes that these remuneration practices have balanced the needs of shareholders and employees and served both constituencies well over time.

AngloGold Ashanti's remuneration policy and implementation report will be tabled for separate non-binding advisory votes by shareholders at the upcoming AGM, as recommended by King IV. If either, or both, are voted against by 25% or more of the voting rights entitled to be exercised by shareholders at the AGM, the committee will embark on an engagement process with dissenting shareholders to address legitimate and reasonable objections, where appropriate.

Fostering an equitable workplace

The Company continues to focus on the development of an equitable workplace and is committed to equal pay and gender equity in line with the JSE Listings Requirements, King IV guidelines and our diversity policy.

Furthermore, the Company continues to develop the leadership succession pool and has implemented strategies to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration. The attraction and retention of suitable local candidates to replace expatriates are done through labour planning processes, recruitment from the local market and bursar and graduate trainee schemes. The group talent, succession management, training and development processes at all of our operations ensures that we address localisation across our global footprint.

REMUNERATION REPORT CONTINUED

Section one: Remuneration and Human Resources Committee: Chairperson's letter *(continued)*

The committee is constantly looking at ways to enhance our remuneration policy in line with shareholders' interests and corporate best practice.

Enhancements to the remuneration policy	What is the impact of the change?
• Tightened recruitment eligibility criteria	• Aligns with corporate best practice
• Enhanced the malus and claw-back provisions, see page 18 in the **<NOM>**	• Further reinforces alignment between executive management and shareholders' interests
• Increased minimum shareholding requirements for members of the Executive Committee, see page 22 in the **<NOM>**	• Further reinforces alignment between executive management and shareholders' interests
• Enhanced performance management review process, see page 16 in the **<NOM>**	• Aligns Executive Committee performance and pay

Focus areas 2019

In addition to management's performance achievements for 2019, the committee's key focus areas included the following:

- Enhancing our relationships with our shareholders

- Ensuring pay for performance

- Enriching the workplace by building on our diversity initiatives

- Managing our talent successfully by identifying and placing internal successors into executive roles

- Successfully continuing to execute the Chairman's Young Leaders Programme and enhancing development opportunities

- Building the relationship with our employees through the engagement survey [1]

[1] See *<People are our business>* in this report

Focus areas 2020

- Enhancement of our remuneration policy by focusing on the following:

  - Confirming that our DSP metrics are still in line with shareholders' interests and global best practice

  - Addressing minimum shareholding requirements for the Executive Committee (details are included on page 22 of the **<NOM>**.

  - Performance management review enhancements (details are included on page 16 of the **<NOM>**)

- Continued focus on succession planning

- Continued engagement with shareholders

- Continued focus on the implementation of our diversity and inclusion framework.

Expression of gratitude

In closing, I would especially like to thank the members of the committee for a warm welcome and their support; our shareholders for their constructive engagement and considerable feedback; and our management team who have been relentless in their efforts to create value for all stakeholders.

Maria Richter
Chairperson: Remuneration and Human Resources Committee
27 March 2020


Geita

REMUNERATION REPORT

Section two: Overview of remuneration policy

AngloGold Ashanti's remuneration approach aims to create a sustainable executive management team remuneration structure with increased alignment to shareholder views and interests, underpinned by our strategic objectives and values.

At AngloGold Ashanti, the remuneration policy aims to align with the Company's strategic objectives while working to deliver on both internal and external stakeholder priorities, in a manner that recognises uncontrollable market dynamics. This is accomplished by means of a governance and application framework that primarily aims to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration.

OUR POLICY IS DESIGNED TO SUPPORT OUR REMUNERATION PRACTICES

WE DO

- We pay for performance. This is achieved by placing 66% of the CEO's earnings at risk. In addition, the variable pay for executives is primarily driven by Company performance

- We have a minimum shareholding requirement policy for the executive management team

- We have a long-term incentive, the DSP with share deferral awards, which vests over five years. In the case of an executive leaving AngloGold Ashanti's employ due to early or normal retirement, retrenchment or mutual separation, these awards are not accelerated, however, they vest as per the normal dates to ensure sustainable and strategic executive decision making

- We have malus and claw-back provisions

- We have various risk mitigation controls in place for remuneration programmes across the Company

- Committee members are all independent directors

- As all the terms of group policies were adhered to, the committee was not required to exercise its discretion

- We retain an independent remuneration consultant (currently PwC) to advise the committee

WE DONT

- We do not provide guaranteed variable pay
- We do not grant shares to non-executive directors
- We do not allow the use of unvested shares as collateral, nor does the Company use unvested share amounts towards the calculation of MSR provisions
- We do not provide financial assistance to executive directors or prescribed officers

Key principles of our remuneration policy

In order to continue to support AngloGold Ashanti's remuneration approach, the remuneration policy is based on the following key principles:



Alignment with strategic objectives and shareholders' interests

Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both financial and non-financial drivers, and do not reward excessive risk taking.

Remunerate to motivate and reward the right behaviour and performance of employees and executives

Ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices

Promote an ethical culture and responsible corporate citizenship

Apply the appropriate global remuneration benchmarks

Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation

Provide competitive rewards to attract, motivate and retain highly skilled executives and staff vital to the success of the organisation

Use performance measures that support positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates

REMUNERATION   REPORT CONTINUED
Section two: Overview of remuneration policy *(continued)*

Remuneration design

When determining appropriate remuneration, the committee considers:

- The potential maximum total remuneration that each member of the executive management team could earn relative to their and the Company's performance
- External influences, primarily being:
  - shareholder views and recommendations associated with executive management team remuneration
  - economic trends
  - competitive pressure
  - the labour market and the pay-gap between the executive management team and the rest of AngloGold Ashanti's employee population
- Market benchmarks, choosing appropriate benchmarks in a market with similar attributes, including complexity, size and geographic spread

Remuneration practices are designed to be fair, responsible, transparent and compliant with legislative requirements within all the jurisdictions in which AngloGold Ashanti operates.

Fair and responsible pay

The process of developing a framework that describes fair, responsible and transparent pay is an evolving journey and, as a group, AngloGold Ashanti's remuneration policy reflects the principles of fair and responsible pay as follows:

Remuneration policy element	Fair and responsible pay principle
AngloGold Ashanti's remuneration is aligned to the strategic objectives and shareholder outcomes	AngloGold Ashanti's variable pay is directly correlated to the achievement of measures linked to its scorecard. These metrics are linked to the creation of value over a mix of short-, medium- and long-term periods. Metrics are approved by the committee and recommended to the board for approval. AngloGold Ashanti is transparent with the approved metrics, and these are reported in the annual report.
Remunerate to motivate and reward the right behaviour and performance of employees and executive management team Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both critical financial and non-financial drivers	Individual performance is measured on an annual basis for all employees. These include both individual and Company performance measures; financial and non-financial drivers including environmental, social, and governance (ESG) and people metrics. The DSP incentive scheme includes 37.5% of metrics that measure non-financial targets. The metrics are reviewed by the committee on an annual basis to ensure that they are reflective of stretch performance.
Ensure that the remuneration structure is aligned to the organisation's values and that the correct governance frameworks are applied across remuneration decisions and practices	All remuneration falls within the ambit of the committee; all senior management remuneration is subject to approval by the committee. The DSP metrics include ESG and gender diversity metrics. Safety, community and diversity are included in AngloGold Ashanti's values. The incentive scheme furthermore contains a forfeit/claw-back and malus clause. The executive management team is subject to a minimum shareholding requirement.
Promote an ethical culture and responsible corporate citizenship	It is imperative that all employees receive a minimum level of remuneration that enables participation in the economy. At this point, AngloGold Ashanti can confirm that all employees are paid at least 25% above the respective regional minimum wage, and in most instances much higher than this. Furthermore, benchmarking exercises are conducted on an annual basis in each region to ensure that all employees are paid a market-related salary for the role which they occupy, with due consideration to levels of performance. All decisions on remuneration are scrutinised to ensure that they are: - Impartial and non-discriminatory - Rational and objective - Aligned to local legislation
Ensure fair and responsible executive remuneration in the context of overall employee remuneration in the organisation	The difference in pay between job levels is justified in the context of the level of responsibility of the job, complexity of the job, and the consequence and impact thereof on the organisation. The Gini co-efficient is used to ensure that the income dispersion between high- and low-income earners is not outside market norms.

Remuneration policy element	Fair and responsible pay principle
Apply appropriate global remuneration benchmarks	The Mercer Survey is used to benchmark salaries for the executive management team. For senior management and below, benchmarking is conducted using locally available reputable surveys including Remchannel (South Africa), Hay evaluation methodology and others.
Provide competitive reward to attract, motivate and retain highly skilled executive management team and employees vital to the success of the organisation	The executive management team comparison is based on a selected group of global competitors (page 138) which is reviewed and approved by the committee on an annual basis to ensure that it remains appropriate. In reviewing the participants, the committee considers: • Global spread and complexity • Nature of business • Size of the peer group, which should be large enough to create a sufficient benchmark from which to draw information Each component of remuneration (base salary, variable pay and benefits) is analysed and compared with the market information and the overall package is reviewed accordingly. The market median is generally targeted for most roles, while the market 75th percentile is targeted for scarce skills.

AngloGold Ashanti tracks the Gini co-efficient from a South African perspective to ensure that the income dispersion between high- and low-income earners is not outside market norms.

The analysis is conducted by PricewaterhouseCoopers Inc. (PwC) as an independent third party and based on the November 2019 analysis, PwC concluded that the Gini co-efficient for AngloGold Ashanti had deteriorated marginally year on year from 0.43 in 2018 to 0.48 in 2019. This is comparable to the South African mining industry benchmark of 0.42.

The decline in the Gini co-efficient is mostly attributable to the reduction in staff in the South African region, as well as to changes to the executive management profile. In addition to the Gini co-efficient, AngloGold Ashanti tracks the global wage differential. The wage differential outcome, as calculated by PwC in November 2019, indicated that the Chief Executive Officer is paid, on a total rewards basis, approximately 79 times the median of all employees in AngloGold Ashanti.

This compares favourably to our competitors when considering AngloGold Ashanti's geographic footprint and market capital.

Diversity and inclusion

On diversity and inclusion, a framework has been drafted that is aligned with the UN Global Compact Principles and also with our own objectives and values. We believe this framework will help foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. The framework, known as the Global Diversity and Inclusion Framework, followed a global gender assessment conducted across all operations to determine the diversity requirements of each. The document, which has 10 key pillars including organisational culture and management style, will help us breathe life into our corporate values – particularly to value diversity – and will assist in continuing to build an organisation that better reflects the demographics of the societies in which we operate.

Significant work has been completed in the preparation of our inclusion in the inaugural Bloomberg Gender-Equality Index (GEI). This further demonstrates our commitment to paying more than lip service to addressing the challenge of gender inequality, both internally and in the communities where we operate.

The group executive management team has 33% female representation, while 19% of the global workforce is comprised of females. The AngloGold Ashanti board of directors has 36% female representation, which represents a 9% improvement from 2018 due to the appointment of Ms Maria Ramos as a non-executive director in June 2019.

The Company subscribes to various bodies and interest groups that focus on gender diversity, which has provided the opportunity to adopt best practices from other organisations, particularly in the mining industry.

Furthermore, our gender diversity metric which forms part of our DSP incentive scheme has achieved stretch performance for the DSP 2019 results. For our DSP 2020 measures, enhanced targets have been approved by the committee as outlined on page 17 of the **<NOM>**, emphasising the Company's commitment to the promotion of gender equality and diversity across all operations.

REMUNERATION   REPORT CONTINUED

Section two: Overview of remuneration policy *(continued)*

2019 remuneration policy and structure

The table alongside sets out the remuneration policy that applies to all employees for 2019. The table details each component's link to AngloGold Ashanti's strategy, objectives, performance measurements and the maximum opportunity associated with each component. The full remuneration policy can be found in the <NOM>.

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Base salary			
A competitive salary provided to employees to ensure that their experience, contribution and appropriate market comparisons are fairly reflected	• Base salaries are reviewed annually and are effective from 1 January each year • Employee's base salaries are determined by considering performance; market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons. AngloGold Ashanti positions guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/or key technical skills, will pay higher than the median • The CEO makes recommendations on the executive management team but does not make recommendations on his own base salary. This is reviewed by the committee and approved by the board	Executive base salary increases and increases for all non-bargaining unit employees are closely aligned, where practical. This is informed by inflation, which can be matched directly or above/below consumer price index (CPI)	Individual performance on a scale of 1 to 5, measured against specific key performance indicators (KPIs). A CPI increase pool is approved annually by the committee. In high-inflation countries, individual increases may be differentiated according to each individual's performance rating. In low-inflation countries, a flat CPI is generally applied to all members of the executive management team and employees
Pension			
Provides a defined contribution retirement benefit, in addition to the base salary, aligned to the schemes in the respective country in which the employee operates	• Funds vary depending on jurisdiction and legislation	24.75% of base salary for the CEO and lower contributions for others, dependent on their retirement schemes	Not applicable
Medical insurance			
Provides medical aid assistance, in addition to base salary, aligned to the schemes in the respective country in which the employee operates	• Provided to all employees through either a percentage of fee contribution, reimbursement or Company-provided healthcare providers	In line with approved policy	Not applicable
Benefits			
Provided to ensure broad competitiveness in the respective markets, in addition to base salary	• Benefits are provided based on local market trends and may include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of leave not taken (above legislated minimum leave requirements), and occasional spousal travel (for members of the executive management teams)	In line with approved policy	Not applicable

Variable pay

The DSP, as set out below, is driven by a single scorecard, comprising short- and long-term metrics. The committee believes that this scheme has achieved the objectives that it had set out upon the design of the scheme, namely: simplification, transparency, increased alignment with shareholder interests, while remaining compliant with regulatory requirements. The target metrics for the DSP are reviewed annually to ensure that they provide suitable stretch, are aligned to the business plan and budget, and are within benchmark practices of our competitors.

The selection of metrics ensures a balance that mitigates excessive risk taking, and places focus on items that are within the control of employees, such as production and reduction of costs. It is the committee's view that this overall balance drives the right behaviour, in line with our values.

The DSP has placed greater focus on cash generation and capital efficiency by reducing measures that are outside of management's control such as the gold price. This is best illustrated as follows, with metrics not directly impacted by gold price highlighted by the black arc in the diagram below (37.5% out of the total score of 100%):

2019 DSP performance measure



	Safety, health, environment and community
1	All injuries frequency rate (AIFR)
2	Major hazard management critical control percentage compliance
3	Health – site compliance to the global safety standards on organisational health, wellness and fitness for work standards
4	Completion of risk assessments per region, including identification of critical controls and actions managed to closure
5	Number of reportable environmental incidents at operating mines
6	Greenhouse gas emissions intensity at gold producing operations, measured in kg CO_2e/tonne

7	Community: number of human rights violations
8	Number of business disruptions as a result of community unrest

	Core value: people
9	Strategic successor coverage ratio for leadership roles
10	Key staff retention
11	Gender diversity

REMUNERATION REPORT CONTINUED

Section two: Overview of remuneration policy *(continued)*

Alignment of strategy, pay and performance in the DSP scheme

In line with AngloGold Ashanti's strategic objectives, the DSP metrics were designed to deliver on these key focus areas:


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Optimise overhead, costs and capital expenditure
Improve portfolio quality
Supporting our strategy for sustainable cash flow improvements and returns
Ensure financial flexibility
Maintain long-term optionality
Focus on people, safety and sustainability

Strategic focus area:	Description	Supportive DSP metric
Optimise overhead, costs and capital expenditure	All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.	• Production • All-in sustaining costs • Normalised cash return on equity • Relative and absolute total shareholder return • Asset optimisation • Safety
Improve portfolio quality	We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.	• Mineral Resource additions pre-depletion • Ore Reserve pre-depletion • Production • All-in sustaining costs • Relative and absolute total shareholder return
Maintain long-term optionality	While we are focused on ensuring the most efficient day-to-day operation of our business, we must keep an eye on creating a competitive pipeline of long-term opportunities.	• Mineral Resource additions pre-depletion • Ore Reserve pre-depletion • All-in sustaining costs • Relative and absolute total shareholder return
Focus on people, safety and sustainability	People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term. This includes a drive to improve safety performance, reduce fatalities, and retain key skills	• People • Safety • Environment, health and community • Relative and absolute total shareholder return
Ensure financial flexibility	We must ensure our balance sheet always remains able to meet our core funding needs.	• Production • All-in sustaining costs • Relative and absolute total shareholder return • Asset optimisation

Deferred Share Plan (DSP)

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
AngloGold Ashanti has used a single incentive for short-term and long-term performance. The DSP is designed to encourage employees to meet strategic short-, medium- and long-term objectives that will enable value delivery to shareholders, by achieving defined Company objectives.	Permanent employees who do not participate in a production bonus are eligible to participate in the DSP. Participation is at the discretion of the committee. A portion of the award is paid in cash as a bonus, and the balance is delivered as either deferred cash (for Stratum levels III – middle management – and below) or deferred shares (for Stratum level IV – senior management – and above), vesting equally over a period of two to five years depending on the level. The total incentive is determined based on a combination of Company and individual performance measures, defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive Company performance and are weighted to financial outcomes, production, cost and sustainability. Each metric is weighted and has a threshold, target and stretch definition based on the Company budget and the desired stretch targets for the year.	Details of threshold, on-target and maximum awards for all staff are shown in the table below. Note that below threshold performance will result in no payment.	One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment. Details of the performance measure weightings of Company and individual KPIs are shown in the table below. Company and individual performance measures are assessed over the financial year, with the exception of certain Company measures that are measured over a trailing three-year basis, as indicated below.

The table below sets out the performance measure weightings (Company and individual): threshold, on-target and maximum for the DSP awards.

Employee level and stratum	Deferral period (years)	Performance measure weightings *		Threshold				On-target				Maximum			
		Company	Individual	Cash award	Deferred cash award	Deferred share award	Total DSP award (cash + deferred)	Cash award	Deferred cash award	Deferred share award	Total DSP award (cash + deferred)	Cash award	Deferred cash award	Deferred share award	Total DSP award (cash + deferred)
CEO (VII) *	5	70%	30%	50.0%	–	100.0%	**150.0%**	100.0%	–	200.0%	**300.0%**	150.0%	–	300.0%	**450.0%**
CFO (VIH) *	5	60%	40%	42.5%	–	92.5%	**135.0%**	85.0%	–	185.0%	**270.0%**	127.5%	–	277.5%	**405.0%**
Executive management (VIL) *	5	60%	40%	37.5%	–	87.0%	**124.5%**	75.0%	–	174.0%	**249.0%**	112.5%	–	261.0%	**373.5%**
Senior management (IVH – V)	3	50%	50%	26.0%	–	39.0%	**65.0%**	52.0%	–	78.0%	**130.0%**	78.0%	–	117.0%	**195.0%**
Senior management (IVL)	2	50%	50%	24.0%	–	27.0%	**51.0%**	48.0%	–	54.0%	**102.0%**	72.0%	–	81.0%	**153.0%**
Middle management (IIIH)	2	40%	60%	16.5%	16.5%	–	**33.0%**	33.0%	33.0%	–	**66.0%**	49.5%	49.5%	–	**99.0%**
Middle management (IIIL – IIIM)	2	40%	60%	12.5%	12.5%	–	**25.0%**	25.0%	25.0%	–	**50.0%**	37.5%	37.5%	–	**75.0%**

*Please see amendments to performance measure weightings in the <NOM> on page 16

REMUNERATION   REPORT CONTINUED

Section two: Overview of remuneration policy *(continued)*

Deferred Share Plan (DSP) *(continued)*

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
A single set of performance objectives are used, reviewed and approved annually by the committee, based on the impact on AngloGold Ashanti's performance.	At the end of each financial year, the Company and the CEO's performance is assessed by both the committee and the board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion namely: *Cash portion:* Base pay x individual performance weighting x on target cash percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x Company performance weighting x on-target cash percentage x Company performance modifier *Deferred cash/shares*: Base pay x individual performance weighting x on target deferred percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x Company performance weighting x on-target deferred percentage x Company performance modifier The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs over a period of time either a two, three, or five- year period, depending on the level of the participant.		Company metrics, each with their own weighting, are: • Relative total shareholder return* • Absolute total shareholder return* • All-in sustaining costs • Normalised cash return on equity* • Production • Ore Reserve pre-depletion • Mineral Resource additions pre-depletion • Safety, health, environment and community • People The committee reserves the right to apply a safety multiplier to the total score which can detract from the final score. Relative total shareholder return is measured against a carefully selected peer group of seven comparators recommended by the committee and approved by the board. The comparator group is retained for measurement for the full three-year review period. Full details of the DSP metrics are provided in the remuneration policy.

* These measures are on a trailing three-year backward-looking basis or combination of annual and three-year measures

Malus and claw-back

The committee may determine that an unvested award or part of an award may not vest, or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company in the event that any of the following matters is discovered:

• A material misstatement of our results which may have caused the over allocation of cash bonus, deferred cash and deferred share allocations

• Misconduct, including but not limited to the participant acting fraudulently or dishonestly or being in material breach of their obligations to AngloGold Ashanti as described in our Disciplinary Code and Procedure policy, will result in the lapse of all deferred cash and deferred shares, both vested and unvested, in line with the rules of the DSP

• Where there is an error in the calculation of any performance condition used in the calculation of the performance conditions which may have resulted in an overpayment

For details on the enhancements, see page 18 in the <NOM>.

Remuneration scenarios at different performance levels

The graphs alongside depict the pay mix of the executive management team in line with the 2019 remuneration policy. The graphs alongside represent actual outcomes of the DSP detailed above at below threshold performance (which will result in zero variable pay), threshold, target and maximum performance.

Graphs alongside represent the pay mix percentage. Note that the long-term incentive (DSP deferred shares) is payable annually in five equal tranches.

CEO
(Rm)



CEO
(%)



CFO
(Rm)



CFO
(%)



Executive Committee
(Rm)



Executive Committee
(%)





Pay mix for all employees is informed by market surveys. As such, the pay mix for all employees will vary depending on level, jurisdiction and the legislation in which we operate. Note that the base salary for Executive Committee members is based on the average earnings for current members.

REMUNERATION REPORT CONTINUED

Section two: Overview of remuneration policy *(continued)*

Prior period short- and long-term incentives

As highlighted previously, with effect from January 2018, AngloGold Ashanti implemented the DSP which replaced all previous short- and long-term incentive plans. For purposes of the implementation report, which reflects the incentives payable in prior years, the following section describes the short- and long-term incentives applicable prior to 2018. The remaining awards under these plans have vested, with a final payment in March 2020.

Operation and objective	Maximum opportunity	Performance measures
Short-term incentive plan (STIP): Bonus Share Plan (BSP)		
STIP metrics were defined annually and weightings were applied to each measure. The metrics were defined against the objectives that most strongly drive Company performance and were heavily weighted to production, cost and safety.	CEO:	CEO:
	Maximum award – 200% of base salary (cash 80% + deferred equity/cash award 120%)	Performance measures:
		• 70% Company objectives
	Target award – 100% of base salary (cash 40% + deferred equity/ cash award 60%)	• 30% individual KPIs (as reviewed by the board)
Each metric was weighted and had a threshold, target and stretch definition based on the Company budget and the desired stretch targets for the year.	Threshold award – 50% of base salary (cash 20% + deferred equity/ cash award 30%) Below threshold achievement results in a 0% payment	Both Company and individual performance are assessed over the financial year
	CFO:	
The STIP was delivered as a cash element and a deferred equity element, with 50% vesting 12 months after the date of issue and remaining 50% vesting on the 24th month after issue.	Maximum award - 175% of base salary (cash 70% + deferred equity/cash award 105%)	CFO and EXCO:
		Performance measures:
	Target award – 87.5% of base salary (cash 35% + deferred equity/cash award 52.5%)	• 60% Company objectives
At the end of each financial year, AngloGold Ashanti's and the CEO's performances were assessed by the committee and the board against the defined metrics to determine the award to be granted.	Threshold award – 43.75% of base salary (cash 17.5% + deferred equity/cash award 26.25%)	• 40% individual KPIs (as reviewed by the CEO)
	Below threshold achievement results in a 0% payment	Both Company and individual performances are assessed over the financial year.
Stratum III (middle management) employees and above, who did not participate in production bonuses, were eligible to participate.	EXCO:	
	Maximum award – 150% of base salary (cash 60% + deferred equity/ cash award 90%)	The Company metrics measured are:
The deferral was intended to be delivered in equity, but the committee retained the discretion to deliver in cash should there be a requirement, for example, where the shares available for issue were below the required amount to satisfy employee allocation needs. Participation in the STIP was at the discretion of the committee.	Target award – 75% of base salary (cash 30% + deferred equity/cash award 45%)	• Production
		• All-in sustaining costs
	Threshold award – 37.5% of base salary (cash 15% + deferred equity/cash award 22.5%)	• Adjusted free cash flow
		• Safety, health and environment
	Below threshold achievement results in a 0% payment.	• Ore Reserve pre-depletion
		• Project delivery/capital expenditure
Co-Investment Plan (CIP)		
The CIP was offered annually to create shareholdings held by the executive management team to meet their minimum shareholding requirements (introduced in 2013). These were implemented to achieve alignment of shareholder and executive management team interests.	150% of the equity originally invested over a deferred 24-month period	Quantum based on STIP achievement
The executive management team member invests up to 50% of their net cash bonus in Company shares, after 12- and 24-month periods, AngloGold Ashanti offers 150% of the amount originally purchased by the executive, in shares purchased on market, provided the executive management team member remains in employment and retains the original investment.		

Operation and objective	Maximum opportunity	Performance measures
Long-Term Incentive Plan (LTIP)		
The LTIP metrics were reviewed and defined annually in accordance with the strategy. (It is important to note that any amendment would be applied on a go-forward basis to newly allocated awards with no retrospective metric changes to existing awards). Weightings were provided to the metrics which must be achieved over a three-year period. The TSR is measured against a carefully selected peer group of 10 comparators that was recommended by the committee and approved by the board. The comparator group was retained for measurement for the full three-year review period. The score against all relevant measures contributed towards the percentage of total awards that vested at the end of the three-year period. Only senior management from Stratum IV and above were eligible to participate in the LTIP. A share under the LTIP was a fully paid ordinary share in the capital of the Company, subject to performance vesting restrictions. The dilution may not exceed 5% of the Company's ordinary share capital. Participation in the LTIP is at the discretion of the committee.	CEO: Range of award – 160 – 250% of base salary CFO: Range of award – 140 – 200% of base salary EXCO: Range of award – 140 – 200% of base salary	The TSR is calculated by the growth in capital from purchasing a share in the Company, assuming that the dividends are reinvested each time they are paid. The TSR is then used to rank the performance of the Company against its competitors (Barrick, Gold Fields, Harmony, Kinross, Goldcorp, Newmont, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye-Stillwater). The remaining 50% performance measurement are: • Operational performance (measured through, all-in cost, project delivery and asset optimisation) • Future optionality (measured by technology innovation and Mineral Resource and Ore Reserve) • Development and attraction and retention of people (measured by the succession cover ratio and talent retention) • A safety multiplier applied to the total score which can either enhance or detract from the final score by 20%. The safety multiplier cannot however increase the maximum pay-out above the defined caps

On 18 February 2020, the committee approved that the 2017 long-term awards be settled as 50% cash settled and 50% share settled for executive management and 100% cash settled for the remaining eligible participants.

Dividends		
At vesting, equivalent cash payments subject to applicable PAYE, are provided to all participants of the STIP and LTIP.	In line with AngloGold Ashanti's dividend payment policy	Paid post vesting

REMUNERATION REPORT CONTINUED
Section two: Overview of remuneration policy *(continued)*

Recruitment policy

When recruiting a member of the executive management team, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.

The following will be considered when recruiting external hires:

- External appointments will not be paid more than what they would have lost at their previous employer within a 12-month period. The terms of the payment will reflect the nature of the remuneration forfeited (salary, other contractual payments, annual bonus and/or share based elements including in-flight share awards), time horizons and any performance requirements. The committee will not offer any sign-on bonus for example, a "golden hello".

- In the case of share awards forfeited they will have equivalent performance conditions unless the committee determines otherwise.

- The committee will also take into account both market practice and any relevant commercial factors in considering the terms of the buy-out award;

- A time period is applied to a buy-out with a minimum claw-back

The committee has made enhancements to the recruitment policy for 2020 and details can be found on page 19 of the **<NOM>**.

Termination policy

Members of the executive management team, and all permanent employees have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category. In the event of a termination, the Company has the discretion to allow the employee to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice.

Guaranteed pay includes base salary and other benefits as detailed in the table but excludes variable pay.

Reasons for termination			
	Voluntary resignation	**Dismissal/ termination for cause**	**Normal and early retirement, retrenchment and death**	**Mutual separation**
Base salary	Base pay will be paid over the notice period or as a lump sum	Base pay will be paid until employment ceases	Base pay is paid for a defined period based on cause and local policy as employees have different employment entities	Base pay will be paid over the notice period or as a lumpsum
Pension	Pension contributions for the notice period will be paid; any lump sum does not include pension contributions unless contractually agreed	Pension contributions will be paid until employment ceases	Pension contributions will be paid until employment ceases	Pension contributions for the notice period will be paid; any lump sum would not include pension contributions unless contractually agreed
Medical provisions	Where applicable, medical provision for the notice period will be paid; any lump sum does not include contributions unless contractually agreed	Medical provision/ payment will be provided until employment ceases	Medical provision/payment will be provided until employment ceases	Where applicable, medical provision for the notice period will be paid; any lump sum would not include contributions unless contractually agreed

continued overleaf



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	Reasons for termination *(continued)*			
	Voluntary resignation	**Dismissal/ termination for cause**	**Normal and early retirement, retrenchment and death**	**Mutual separation**
Benefits	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis	Benefits will fall away when employment ceases	Benefits will fall away when employment ceases	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis
DSP cash bonus	Forfeit, no bonus	No bonus	Discretion to pro-rate for period worked	Discretion to pro-rate for period worked
Deferred cash awards	Unvested awards lapse	Unvested awards lapse	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period.	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period.
Deferred share awards	Unvested awards lapse	Unvested awards lapse	Retrenchment and retirement (early, normal and late): Senior managers – upon termination, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following termination date. Executives – upon termination of employment, vested shares may be exercised within six months following termination date. The participant will continue to hold unvested shares post termination of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares. Death: All participants – upon death of an employee, the vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested and unvested deferred shares within 12 months from date of death.	Senior managers – upon termination, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following termination date. Executives – upon termination of employment, vested shares may be exercised within six months following termination date. The participant will continue to hold unvested shares post termination of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares.

REMUNERATION REPORT CONTINUED
Section two: Overview of remuneration policy *(continued)*

Minimum shareholding requirements

The committee is of the opinion that share ownership by executive management team members demonstrates their commitment to AngloGold Ashanti's success and serves to reinforce the alignment between executive and shareholder interests. With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive management team.

All executive management team members are required to have a minimum shareholding in the Company as per the table below:

	Within three years of appointment/from introduction of MSR	Within six years of appointment/from introduction of MSR	Holding requirement
CEO	100% of net annual base salary	200% of net annual base salary	Indefinite
Executive Management Team	75% of net annual base salary	150% of net base salary	Indefinite

The following count towards an individual MSR:

- JSE/NYSE shares purchased on the market, either directly or indirectly, for personal reasons

- Vested shares from AngloGold Ashanti's previous share incentive schemes (BSP and LTIP and any other historic schemes), as well as vested shares from the current DSP.

The committee has amended the MSR requirements for 2020. Details of the changes can be found on page 22 of the **<NOM>**.

Service contracts

All members of the executive management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company's DSP.

South African executive management team members are paid a portion (of up to 40%) of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.

Change in control

Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control provision is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or

- A number of shareholders holding less than 35% of the Company's issued share capital consorting to gain a majority of the board and make management decisions; and

- Executive management team member contracts are either terminated or their role and employment conditions are curtailed

In the event of a change in control becoming effective, the executive management team member will in certain circumstances be subject to both the notice period and the change in control contract terms.

Executive management employment contracts provide that, in the event of their employment being terminated as a result of a change of control, the following is applicable:

l.   All salary, benefits and bonuses in lieu of their notice pay;



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II. An amount equivalent to I above, and inclusive of the value of any pension contributions that would have been made by the Company in the notice period following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum);

III. The vesting date will be accelerated to the date of the event and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period.

Remuneration consultants

In line with best common practice, the committee which is comprised solely of independent non-executive directors, engages independent consultants in relation to remuneration related matters. The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the committee. PwC is invited to attend all meetings of the committee and has regular access to the committee's Chairperson and members.

PwC informs and assists the committee's deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in South Africa and major international markets. They comment on technical matters, and generally opine on the committee's work. Each year, the committee evaluates the performance of PwC as the independent advisor and sets their fees to reflect time commitment, value added and market norms. For the year ended on 31 December 2019, fees payable to PwC amounted to c. R786,000 (2018: c. R432,000).

Key focus areas with which PwC assisted in 2019 were:
- Gini co-efficient, wage differential calculations and associated benchmarking
- Market trends, updates and best practice guidelines
- Committee training, where required

It is the committee's opinion that PwC has acted in an independent manner, in that they have primarily provided directional and strategic advice.

The committee also made use of the services and output of Mercer, who provided global survey data and analysis. Mercer's charges amounted to c. R524,000 (2018: c. R472,000).

Non-executive directors' remuneration policy

AngloGold Ashanti's non-executive directors (NEDs) continue to be paid according to their roles. The policy is applied using the following principles:

- A board fee is paid for the six annual board meetings and board committee members receive annual committee fees for participation
- Fees are reviewed annually and increases, if any, are implemented in July. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread
- Fees have remained unchanged since 2014
- NEDs receive a travel allowance for travel outside of their home country for site visits and board meetings
- NEDs are not eligible to receive any short- or long-term incentives
- Based on market data provided by PwC in accordance with the selected peer group, a 2% US dollar inflationary increase will be proposed to the non-executive director fee only for 2020. (Details of the proposed increase are presented on page 7 of the <NOM>)
- No increase will be proposed to committee fees as these remain favourably positioned against the market



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REMUNERATION   REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019

This section of the Remuneration Report explains the implementation of the remuneration policy by providing details of the remuneration paid to members of the executive management team and non-executive directors for the financial year ended 31 December 2019.

Executive management team pay

2019 saw the gold price and share price increase. Cost control remains a key imperative and the external market reflected similar challenges.

On behalf of AngloGold Ashanti, Mercer conducts a biennial bespoke survey of executive management team remuneration. For 2019, the committee reviewed the comparator group against AngloGold Ashanti to ensure that changes in the market had not led to variances that made the current matches inappropriate. The review consisted of a detailed analysis of companies who it was felt were appropriate for inclusion in the benchmark.

The companies included in the comparator group were ranked in terms of a number of criteria selected in areas which were, aligned with AngloGold Ashanti.

2019 Comparator benchmark group

Anglo American Platinum
Agnico Eagle Mines
Barrick Gold Corporation
B2Gold Corporation
Eldorado Gold Corporation
Evolution Mining Limited
Gold Fields Limited
IAMGOLD Corporation
Impala Platinum Holdings Limited
Kinross Gold Corporation
Newcrest Mining Limited
Newmont / Goldcorp
Sibanye-Stillwater Limited
South32
Yamana Gold Incorporated

Information regarding CEO's remuneration on joining AngloGold Ashanti

At the Annual General Meeting (AGM) held on 9 May 2019, 58.51% of shareholder voting supported implementation of the remuneration report compared with support of 98.31% for the remuneration policy. This level of support necessitated engagement by the committee Chairperson with 30% of investors to better understand their perspectives and ensure that our remuneration practices and reporting reflect their views.

As set out in the committee Chairperson's letter, one of the main areas for engagement with shareholders related to the sign-on terms accompanying Mr Kelvin Dushnisky's appointment. The Chairperson committed to providing a detailed explanation of the approach the committee took in determining the above payments, to clarify the disclosure in our 2018 report.

As previously disclosed in our 2018 Remuneration Report, Mr Dushnisky's payments at joining included:

- A pro-rata sign-on cash payment of $800,000 in lieu of his previous company's 2018 performance year

- A sign-on award valued at $4,200,000, made up of the following components and terms as per the tables below:

Vesting date	Value of cash sign-on bonus in US$
1 January 2019	400,000
1 January 2020	1,000,000
Total	1,400,000

Vesting date	Value of shares (US$) [1]	Value of shares (ZAR)	Number of AngloGold Ashanti shares
1 January 2019	1,400,000	20,188,000	175,877
1 January 2020	700,000	10,094,000	87,939
1 January 2021	700,000	10,094,000	87,939
Total	2,800,000	40,376,000	351,755

[1] Value of shares is based on award date and not vesting date calculated on a five-day VWAP prior to Mr Dushnisky's starting date of 1 September 2018. In accordance with the above tables, a cash payment of $400,000 was made to Mr Dushnisky on 1 January 2019 and 175,877 AngloGold Ashanti shares vested on 1 January 2019.

Cash payment ($800,000)

The sign-on cash payment of $800,000 was in lieu of the annual bonus which Mr Dushnisky was eligible for from his previous employer, Barrick Gold, but would ordinarily have been forfeited on termination of his employment. Notwithstanding his departure, the Remuneration Committee of Barrick Gold exercised their discretion to make an incentive payment to Mr Dushnisky post the cessation of his employment for the flexibility shown by him regarding his departure date and the delivery of agreed matters of strategic importance as disclosed in the Barrick Gold 2019 Information Circular published in March 2019 relating to the financial year ending 31 December 2018. In light of this, Mr. Dushnisky has voluntarily repaid the $800,000 sign-on cash payment to the Company.

Sign-on payment ($4,200,000)

While the payment of $4.2m was disclosed in the 2018 Remuneration report, it was incorrectly described as a share buy-out. The correct position is that, at the time of the negotiations, Mr Dushnisky expected corporate activity under discussion at the time by his former employer that would entitle him to a substantial contractual severance payment. He was prepared to wait for this activity to materialise and for the payment to become due, after which time he would join AngloGold Ashanti.

However, in light of AngloGold Ashanti's requirement that he start immediately after the departure of the former CEO, the parties agreed to a value that took into account Mr Dushnisky's expected loss of compensation and his willingness to start at the earlier date.

Annual salary review

In 2019, the January annual increases resulted in each member of the executive management team receiving an increase in line with the CPI in their respective jurisdictions. This is in line with increases for all AngloGold Ashanti employees. The respective CPI increases applicable to the executive management team were as follows:

Region	Increase
Australia	3.0%
South Africa	5.7%
USA	2.5%

Executive movements

In 2019, the following executive management team members retired:

- Mr Charles Carter, Executive Vice President: Strategy, on 31 March 2019

- Mr Chris Sheppard, Chief Operating Officer: South Africa on 15 March 2019

- Mr David Noko, Executive Vice President: Group Sustainable Development, on 28 February 2019

All retirees received the standard payments as per the retirement policies in place at AngloGold Ashanti.

Mr Sicelo Ntuli was appointed Executive Vice President: Chief Operating Officer: Africa Operations, and Mr Stewart Bailey was appointed Executive Vice President: Corporate Affairs, effective 1 January 2019. Both were internal promotions, confirming our commitment to succession planning and developing internal talent.

Mr Pierre Chenard was appointed Executive Vice President: Strategy and Corporate Development, on the following terms:

- Base pay: R8,380,580 per annum

- Medical aid insurance through BUPA

- International pension scheme membership

- A sign-on award, which Mr Chenard received on appointment for compensation forfeited from his previous employer. This was based on the fair value of unvested share awards which lapsed on the cessation of his employment and other remuneration and benefits as detailed below. The buy-out award for Mr Chenard took into account the proportionate achievement of the relevant performance conditions and the time elapsed from the date of grant under the terms of the former employer's share scheme. As such, it was concluded that the buy-out award featured no further corporate performance conditions other than new time-based vesting conditions.

Vesting date	Value of cash sign-on bonus in US$	Value of cash sign-on bonus in ZAR
1 April 2019	225,000	3,165,000
1 April 2020	225,000	3,165,000
Total	450,000	6,330,000

Vesting date	Value of shares in US$ [1]	Value of shares in ZAR	Number of AngloGold Ashanti shares
1 April 2020	450,000	6,513,255	32,475
1 April 2021	450,000	6,513,255	32,476
Total	900,000	13,026,510	64,951

[1] *Value of shares is based on award date and not vesting date calculated on a five-day VWAP prior to Mr Chenard's starting date of 1 April 2019. In accordance with the above tables a cash payment of R3,165,000 was made to Mr Chenard on start date, 1 April 2019.*

Shares will vest in accordance with the JSE Listings Requirements.

The table overleaf represents the executive management team's remuneration for 2019 and 2018. It comprises an overview of all the pay elements received by the executive management team for the 12-month periods ended 31 December 2019 and 31 December 2018 respectively.

REMUNERATION   REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

Executive directors' and prescribed officers' remuneration

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of executive directors and prescribed officers as prescribed by King IV. They provide an overview of all the pay elements available to the executive management team for the year ended 31 December 2019.

Single total figure remuneration

		Base salary				
		ZAR denominated portion **ZAR '000**	US$/AUD denominated portion [1] **ZAR '000**	Pension scheme benefits **ZAR '000**	Once-off relocation costs **ZAR '000**	Cash in lieu of dividends **ZAR '000**
Executive directors						
KPM Dushnisky	2019	–	18,608	4,648	2,726	142
	2018	–	5,740	1,421	–	–
KC Ramon	2019	5,585	3,981	779	–	194
	2018	5,246	3,446	725	–	124
Total executive directors	2019	5,585	22,589	5,427	2,726	336
	2018	5,246	9,186	2,146	–	124
Prescribed officers						
SD Bailey	2019	3,879	2,560	–	–	37
	2018	–	–	–	–	–
CE Carter [6]	2019	–	2,791	5,524	–	–
	2018	–	9,557	1,381	–	131
PD Chenard [5] [7]	2019	2,933	3,900	–	1,270	–
	2018	–	–	–	–	–
GJ Ehm	2019	–	9,074	251	–	163
	2018	–	8,693	248	–	116
L Eybers	2019	1,377	7,945	251	1,135	64
	2018	4,795	3,151	248	–	37
DC Noko [6]	2019	869	396	117	–	17
	2018	4,931	2,083	658	–	92
S Ntuli	2019	4,607	2,871	631	–	36
	2018	–	–	–	–	–
ME Sanz Perez	2019	4,481	3,184	958	–	169
	2018	4,196	2,757	869	–	88
CB Sheppard [6]	2019	1,159	528	160	–	169
	2018	5,213	2,202	696	–	40
TR Sibisi	2019	4,944	2,337	910	–	158
	2018	4,778	1,569	793	–	19
Total prescribed officers	2019	24,249	35,586	8,802	2,405	813
	2018	23,913	30,012	4,893	–	523

[1] Salary denominated in US$/AUD for global roles and responsibilities converted to ZAR on payment date.

[2] Other benefits include health care, group personal accident, disability, funeral cover, accommodation allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[3] The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a five-year period in equal tranches.

[4] The fair value of the CSLTIP granted in 2017 with a three-year performance period ended 31 December 2019. The awards vested on 1 March 2020.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV:

Reflected

In respect of the DSP and LTIP plans, remuneration is reflected when performance conditions have been met during the reporting period.

Settled

This refers to remuneration that has been included in prior reporting periods and has now become payable (may not yet have been paid) to the executive in the current period.

| | Awards earned during the period reflected but not yet settled | | | | |
Other benefits [2] ZAR '000	DSP awards [3] ZAR '000	CSLTIP awards [4] ZAR '000	Sign-on awards granted ZAR '000	Single total figure remuneration ZAR '000	US$ '000 [8]
2,578	61,842	–	–	90,544	6,268
127	19,586	–	73,400	100,274	7,570
893	29,135	33,064	–	73,631	5,097
1,038	26,097	10,316	–	46,992	3,547
3,471	90,977	33,064	–	164,175	11,365
1,165	45,683	10,316	73,400	147,266	11,117
1,160	18,087	5,917	–	31,640	2,190
–	–	–	–	–	–
2,277	–	–	–	10,592	733
855	27,026	10,316	–	49,266	3,719
1,729	18,362	–	19,356	47,550	3,292
–	–	–	–	–	–
611	25,329	33,064	–	68,492	4,742
578	23,577	10,316	–	43,528	3,286
2,310	25,054	29,160	–	67,296	4,659
1,333	21,985	1,719	–	33,268	2,511
1,110	–	–	–	2,509	174
314	19,307	10,316	–	37,701	2,846
343	21,041	7,526	–	37,055	2,565
–	–	–	–	–	–
68	20,567	26,447	–	55,874	3,868
62	19,238	10,316	–	37,526	2,833
830	–	–	–	2,846	197
349	20,410	10,316	–	39,226	2,961
61	19,638	22,713	–	50,761	3,514
94	18,183	10,316	–	35,752	2,699
10,499	148,078	124,827	19,356	374,615	25,934
3,585	149,726	63,615	–	276,267	20,855

[5] PD Chenard was awarded a sign-on award of ZAR19,356m at start date, 1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13,026m will be settled in shares to vest over a two-year period in equal tranches in accordance with the JSE Listing Requirements.

[6] All salary payments (including salary, performance related payments, pension and other benefits) for CE Carter (retired 28 March 2019), DC Noko (retired 28 February 2019) and CB Sheppard (retired 15 March 2019) are pro-rated in accordance with their retirement dates.

[7] All salary payments (including salary, performance related payments, pension and other benefits) for PD Chenard are pro-rated in accordance with his start date, 1 April 2019.

[8] Convenience conversion to US$ at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247).

REMUNERATION REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

Total cash equivalent received reconciliation

		Single total figure remuneration	Awards earned during the period reflected but not yet settled			DSP 2018 cash portion settled	BSP, CIP and LTIP share awards settled		
			DSP awards (1)	CSLTIP awards (2)	Sign-on awards granted		Grant fair value (4)	Market movement since grant date (4)	Vesting fair value (4)
		ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000
Executive directors									
KPM Dushnisky	2019	90,544	(61,842)	–	–	7,119	–	–	–
	2018	100,274	(19,586)	–	(73,400)	–	–	–	–
KC Ramon	2019	73,631	(29,135)	(33,064)	–	8,378	21,504	2,849	24,353
	2018	46,992	(26,097)	(10,316)	–	4,607	14,843	(4,384)	10,459
Total executive directors	2019	164,175	(90,977)	(33,064)	–	15,497	21,504	2,849	24,353
	2018	147,266	(45,683)	(10,316)	(73,400)	4,607	14,843	(4,384)	10,459
Prescribed officers									
SD Bailey	2019	31,640	(18,087)	(5,917)	–	2,613	4,066	724	4,789
	2018	–	–	–	–	–	–	–	–
CE Carter	2019	10,592	–	–	–	8,778	26,276	3,913	30,188
	2018	49,266	(27,026)	(10,316)	–	4,411	13,804	(4,079)	9,725
PD Chenard (3)	2019	47,550	(18,362)	–	(16,191)	–	–	–	–
	2018	–	–	–	–	–	–	–	–
GJ Ehm	2019	68,492	(25,329)	(33,064)	–	7,113	19,622	(198)	19,424
	2018	43,528	(23,577)	(10,316)	–	4,116	13,163	(3,723)	9,439
L Eybers	2019	67,296	(25,054)	(29,160)	–	6,701	7,463	2,825	10,289
	2018	33,268	(21,985)	(1,719)	–	3,691	4,466	(1,389)	3,077
DC Noko	2019	2,509	–	–	–	5,851	24,906	4,316	29,222
	2018	37,701	(19,307)	(10,316)	–	3,173	10,712	(2,943)	7,769
S Ntuli	2019	37,055	(21,041)	(7,526)	–	3,269	3,956	1,046	5,002
	2018	–	–	–	–	–	–	–	–
ME Sanz Perez	2019	55,874	(20,567)	(26,447)	–	5,864	18,839	1,460	20,299
	2018	37,526	(19,238)	(10,316)	–	3,159	10,181	(2,774)	7,407
CB Sheppard	2019	2,846	–	–	–	6,186	25,446	4,338	29,783
	2018	39,226	(20,410)	(10,316)	–	3,354	4,737	(1,406)	3,331
TR Sibisi	2019	50,761	(19,638)	(22,713)	–	5,495	17,709	876	18,585
	2018	35,753	(18,183)	(10,316)	–	2,886	2,251	(652)	1,599
Total prescribed officers	2019	374,615	(148,078)	(124,827)	(16,191)	51,870	148,283	19,300	167,581
	2018	276,267	(149,726)	(63,615)	–	24,790	59,314	(16,966)	42,347

(1) The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a five-year period in equal tranches.

(2) The fair value of the CSLTIP granted in 2017 with a three-year performance period ending 31 December 2019. The awards vested on 1 March 2020.

(3) PD Chenard was awarded a sign-on award of ZAR19,356m at start date, 1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13,026m will be settled in shares to vest over a two-year period in equal tranches in accordance with the JSE Listing Requirements.

(4) Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested CSLTIP 2016, vested BSP 2017 and 2018, vested CIP 2017 and 2018 vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award. These values include awards vested early for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per as per scheme rules.

(5) Convenience conversion to US$ at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247).

Details of the share incentive scheme awards follow.

Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation	
Grant fair value [4] ZAR '000	Currency movement since grant date [4] ZAR '000	Settlement fair value [4] ZAR '000	Grant fair value [4] ZAR '000	Market movement since grant date [4] ZAR '000	Vesting fair value [4] ZAR '000	ZAR '000	US$ '000 [5]
17,616	(1,010)	16,606	20,188	18,357	38,545	90,972	6,298
–	–	–	–	–	–	7,288	550
–	–	–	–	–	–	44,163	3,057
–	–	–	–	–	–	25,645	1,936
17,616	(1,010)	16,606	20,188	18,357	38,545	135,135	9,355
–			–			32,933	2,486
–	–	–	–		–	15,038	1,041
–	–	–	–		–	–	–
–	–	–	–		–	49,558	3,431
–	–	–	–		–	26,060	1,967
–	–	–	–		–	12,997	900
–	–	–	–		–	–	–
–	–	–	–		–	36,636	2,536
–	–	–	–		–	23,190	1,751
–	–	–	–		–	30,072	2,082
–	–	–	–		–	16,332	1,233
–	–	–	–		–	37,582	2,602
–	–	–	–		–	19,020	1,436
–	–	–	–		–	16,759	1,160
–	–	–	–		–	–	–
–	–	–	–		–	35,023	2,425
–	–	–	–		–	18,538	1,399
–	–	–	–		–	38,815	2,687
–	–	–	–		–	15,185	1,146
–	–	–	–		–	32,490	2,249
–	–	–	–		–	11,739	886
–	–	–	–		–	304,970	21,113
–	–	–	–		–	130,064	9,818

REMUNERATION   REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 (continued)

Number of unvested awards and movement during the reporting period

Sign-on share awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [1] ZAR '000	Fair value of vested awards [2] ZAR '000	Fair value of unvested awards at 31 December [3] ZAR '000
Executive directors									
KPM Dushnisky	2019	351,755	–	175,877	–	175,878	–	38,545	55,665
	2018	–	351,755	–	–	351,755	40,376	–	63,931
Total executive directors	2019	351,755	–	175,877	–	175,878	–	38,545	55,665
	2018	–	351,755	–	–	351,755	40,376	–	63,931
Prescribed officers									
PD Chenard	2019	–	64,951	–	–	64,951	13,026	–	20,557
	2018	–		–	–	–	–	–	–
Total prescribed officers	2019	–	64,951	–	–	64,951	13,026	–	20,557
	2018	–	–	–	–	–	–	–	–
Total sign-on share awards	2019	351,755	64,951	175,877	–	240,829	13,026	38,545	76,222
	2018	–	351,755	–	–	351,755	40,376	–	63,931

[1] *The fair value of granted awards represents the value of awards, calculated using a five business-day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a two-year period in equal tranches in accordance with the JSE Listing Requirements.*

[2] *The fair value of KPM Dushnisky's vested awards represents the value received on settlement dates, 20 and 21 February 2019.*

[3] *The fair value of unvested awards is calculated using the closing share price as at 31 December.*

Number of unvested awards and movement during the reporting period *continued*

DSP awards	Balance at 1 January 2019	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December 2019	Fair value of granted awards [1] ZAR '000	Fair value of vested awards [2] ZAR '000	Fair value of unvested awards at 31 December 2019 [3] ZAR '000
Executive directors								
KPM Dushnisky	–	67,742	–	–	67,742	13,848	–	21,440
KC Ramon	–	89,782	–	–	89,782	18,353	–	28,416
Total executive directors	–	157,524	–	–	157,524	32,201	–	49,856
Prescribed officers								
SD Bailey	–	19,196	–	–	19,196	3,924	–	6,076
CE Carter	–	98,451	–	–	98,451	20,125	–	31,160
PD Chenard	–	–	–	–	–	–	–	–
GJ Ehm	–	82,037	–	–	82,037	16,770	–	25,965
L Eybers	–	77,380	–	–	77,380	15,818	–	24,491
DC Noko	–	67,548	–	–	67,548	13,808	–	21,379
S Ntuli	–	24,006	–	–	24,006	4,907	–	7,598
ME Sanz Perez	–	67,712	–	–	67,712	13,842	–	21,431
CB Sheppard	–	71,409	–	–	71,409	14,597	–	22,601
TR Sibisi	–	63,424	–	–	63,424	12,965	–	20,074
Total prescribed officers	–	571,163	–	–	571,163	116,756	–	180,775
Other management	–	940,504	14,623	55,208	870,673	192,258	4,269	275,568
Total DSP awards	–	1,669,191	14,623	55,208	1,599,360	341,215	4,269	506,199

[1] The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 21 February 2019.

[2] The fair value of vested awards represents the value deemed received on settlement date.

[3] The fair value of unvested awards is calculated using the closing share price as at 31 December 2019.

REMUNERATION REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

Number of unvested awards and movement during the reporting period *continued*

BSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [1] ZAR '000	Fair value of vested awards [2] ZAR '000	Fair value of unvested awards at 31 December[3] ZAR '000
Executive directors									
KPM Dushnisky	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
KC Ramon	2019	77,073	–	49,256	–	27,817	–	10,034	8,804
	2018	58,040	55,634	36,601	–	77,073	6,628	3,922	14,008
Total executive directors	2019	77,073	–	49,256	–	27,817	–	10,034	8,804
	2018	58,040	55,634	36,601	–	77,073	6,628	3,922	14,008
Prescribed officers									
SD Bailey	2019	22,549	–	14,243	–	8,306	–	2,903	2,629
	2018	–	–	–	–	–	–	–	–
CE Carter [4]	2019	67,173	–	58,055	9,118	–	–	11,664	–
	2018	56,933	47,873	37,633	–	67,173	5,704	4,033	12,209
PD Chenard	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
GJ Ehm	2019	62,783	–	39,786	–	22,997	–	8,109	7,279
	2018	49,381	45,993	32,591	–	62,783	5,480	3,492	11,411
L Eybers	2019	53,626	–	31,338	–	22,288	–	6,419	7,054
	2018	23,627	44,575	14,576	–	53,626	5,311	1,562	9,747
DC Noko [4]	2019	52,531	–	44,415	8,116	–	–	9,070	–
	2018	37,666	38,718	23,853	–	52,531	4,613	2,556	9,548
S Ntuli	2019	28,221	–	17,584	–	10,637	–	3,587	3,367
	2018	–	–	–	–	–	–	–	–
ME Sanz Perez	2019	52,842	–	33,770	–	19,072	–	6,879	6,036
	2018	39,394	38,143	24,695	–	52,842	4,544	2,646	9,604
CB Sheppard [4]	2019	55,534	–	47,374	8,160	–	–	9,584	–
	2018	34,281	40,931	19,678	–	55,534	4,877	2,109	10,093
TR Sibisi	2019	47,221	–	29,516	–	17,705	–	6,021	5,604
	2018	23,621	35,410	11,810	–	47,221	4,219	1,266	8,582
Total prescribed officers	2019	442,480	–	316,081	25,394	101,005	–	64,236	31,969
	2018	264,903	291,643	164,836	–	391,710	34,748	17,664	71,194
Other management	2019	2,482,900	–	1,595,362	70,586	816,952	–	321,706	258,565
	2018	2,276,381	2,170,797	1,554,165	359,343	2,533,670	258,629	166,752	460,495
Total BSP awards	2019	3,002,453	–	1,960,699	95,980	945,774	–	395,976	299,338
	2018	2,599,324	2,518,074	1,755,602	359,343	3,002,453	300,005	188,338	545,697

[1] The fair value of granted awards represents the value of awards, calculated using a five business-day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.

[2] The fair value of vested awards represents the value deemed received on settlement date.

[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.

[4] Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates, as per scheme rules.

Number of unvested awards and movement during the reporting period *continued*

CIP awards		Balance at 1 January	Granted	Matched	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [1] ZAR '000	Fair value of matched awards [2] ZAR '000	Fair value of unvested awards at 31 December[3] ZAR '000
Executive directors									
KPM Dushnisky	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
KC Ramon	2019	23,270	–	14,795	–	8,475	–	3,004	2,682
	2018	17,817	16,950	11,497	–	23,270	1,889	1,304	4,229
Total executive directors	2019	23,270	–	14,795	–	8,475	–	3,004	2,682
	2018	17,817	16,950	11,497	–	23,270	1,889	1,304	4,229
Prescribed officers									
SD Bailey	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
CE Carter	2019	949	–	949	–	–	–	175	–
	2018	1,897	–	948	–	949	–	107	172
PD Chenard	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
GJ Ehm [4]	2019	16,500	–	–	16 500	–	–	–	–
	2018	9,000	12,000	4,500	–	16,500	1,379	505	2,999
L Eybers	2019	16,788	–	10,198	–	6,590	–	1,983	2,086
	2018	7,218	13,179	3,609	–	16,788	1,501	394	3,051
DC Noko [5]	2019	15,370	–	15,370	–	–	–	2 974	–
	2018	12,929	10,606	8,165	–	15,370	1,195	930	2,793
S Ntuli	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
ME Sanz Perez	2019	16,039	–	10,297	–	5,742	–	2,104	1,817
	2018	9,109	11,484	4,554	–	16,039	1,298	496	2,915
CB Sheppard [5]	2019	14,358	–	14,358	–	–	–	2,855	–
	2018	8,016	10,350	4,008	–	14,358	1,121	442	2,610
TR Sibisi	2019	9,304	–	6,184	–	3,120	–	1,249	987
	2018	6,127	6,240	3,063	–	9,304	676	334	1,691
Total prescribed officers	2019	89,308	–	57,356	16,500	15,452	–	11,340	4,890
	2018	54,296	63,859	28,847	–	89,308	7,170	3,208	16,231
Other management	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
Total CIP awards	2019	112,578	–	72,151	16,500	23,927	–	14,344	7,572
	2018	72,113	80,809	40,344	–	112,578	9,059	4,512	20,460

[1] The fair value of granted awards represents the value of awards, calculated using the original investment share price on purchase date. Closed scheme, no awards granted in 2019.

[2] The fair value of matched awards represents the value received on settlement dates.

[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.

[4] These awards lapsed for GJ Ehm, in line with the rules of the scheme.

[5] Includes awards vested early for DC Noko and CB Sheppard in accordance with their retirement dates, as per scheme rules.

REMUNERATION REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

Number of unvested awards and movement during the reporting period *continued*

LTIP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited/ lapsed	Balance at 31 December	Fair value of granted awards [1] ZAR '000	Fair value of vested awards [2] ZAR '000	Fair value of unvested awards at 31 December [3] ZAR '000
Executive directors									
KPM Dushnisky	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
KC Ramon	2019	230,595	–	56,760	63,240	110,595	–	11,315	35,003
	2018	345,232	–	47,047	67,590	230,595	–	5,232	41,911
Total executive directors	2019	230,595	–	56,760	63,240	110,595	–	11,315	35,003
	2018	345,232	–	47,047	67,590	230,595	–	5,232	41,911
Prescribed officers									
SD Bailey	2019	39,793	–	9,460	10,540	19,793	–	1,886	6,264
	2018	–	–	–	–	–	–	–	–
CE Carter [4]	2019	230,595	–	93,205	137,390	–	–	18,349	–
	2018	352,962	–	50,219	72,148	230,595	–	5,585	41,911
PD Chenard	2019	–	–	–	–	–	–	–	–
	2018	–	–	–	–	–	–	–	–
GJ Ehm	2019	230,595	–	56,760	63,240	110,595	–	11,315	35,003
	2018	349,831	–	48,934	70,302	230,595	–	5,442	41,911
L Eybers	2019	117,535	–	9,460	10,540	97,535	–	1,886	30,870
	2018	142,113	–	10,086	14,492	117,535	–	1,122	21,362
DC Noko [4]	2019	208,850	–	85,036	123,814	–	–	17,178	–
	2018	302,693	–	38,513	55,330	208,850	–	4,283	37,958
S Ntuli	2019	40,173	–	7,095	7,905	25,173	–	1,414	7,967
	2018	–	–	–	–	–	–	–	–
ME Sanz Perez	2019	208,463	–	56,760	63,240	88,463	–	11,315	27,999
	2018	301,898	–	38,345	55,090	208,463	–	4,264	37,888
CB Sheppard [4]	2019	213,928	–	87,220	126,708	–	–	17,344	–
	2018	231,328	–	7,140	10,260	213,928	–	780	38,881
TR Sibisi	2019	195,971	–	56,760	63,240	75,971	–	11,315	24,045
	2018	195,971	–	–	–	195,971	–	–	35,618
Total prescribed officers	2019	1,485,903	–	461,756	606,617	417,530	–	92,002	132,148
	2018	1,876,796	–	193,237	277,622	1,405,937	–	21,476	255,529
Other management	2019	2,099,263	–	510,922	635,904	952,437	–	101,852	301,446
	2018	4,266,105	–	634,493	1,452,383	2,179,229	–	70,562	396,075
Total LTIP awards	2019	3,815,761	–	1,029,438	1,305,761	1,480,562	–	205,169	468,597
	2018	6,488,133	–	874,777	1,797,595	3,815,761	–	97,270	693,515

[1] The fair value of granted awards represents the value of awards, calculated using a five business-day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.

[2] The fair value of vested awards represents the value deemed received on settlement date.

[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.

[4] Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates, as per scheme rules.

Minimum shareholding requirements

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.

Executive	Six-year target achievement date	MSR holding as at 31 December 2019 as a percentage of net base pay	Three -year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive directors				
KPM Dushnisky	March 2024	279	100	200
KC Ramon	March 2021	507	75	150
Prescribed officers				
SD Bailey [1]	March 2025	81	75	150
PD Chenard [2]	March 2026	0	75	150
GJ Ehm	March 2019	321	75	150
L Eybers	March 2023	169	75	150
S Ntuli [1]	March 2025	34	75	150
ME Sanz Perez	March 2019	532	75	150
TR Sibisi	March 2022	155	75	150

[1] Appointed prescribed officer with effect from 1 January 2019 and the three-year MSR achievement is only due in March 2022.

[2] Appointed prescribed officer with effect from 1 April 2019 and the three-year MSR achievement is only due in March 2023.

DSP performance outcomes

The DSP measures resulted in an achievement of 103.25% out of 100%.

The table below summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2019:

DSP performance measure		Weighting	Threshold measures	Target measures	Stretch measures	Actual achievement	2019 achievement %
Financial Measures	Relative total shareholder return	10.00%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators	18.88%	15.00%
	Absolute total shareholder return	10.00%	US$ COE	US$ COE + 2%	US$ COE + 6%	18.88%	15.00%
	Normalised cash return on equity (nCROE)	15.00%	US$ COE	US$ COE + 2%	US$ COE + 6%	14.00%	22.50%
	Production	12.50%	3.280Moz	3.350Moz	3.420Moz	3.280Moz	6.34%
	All-in-sustaining costs	15.00%	US$998/oz	US$983/oz	US$968/oz	US$991/oz	10.90%
Future Optionality	Ore Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	6.25%	Plus 0.9Moz	Plus 1.7Moz	Plus 2.6Moz	Plus 3.34Moz	9.38%
	Mineral Resource (pre-depletion, asset sales, mergers and acquisitions)	6.25%	Plus 2.8Moz	Plus 5.7Moz	Plus 8.5Moz	Plus 1.11Moz	0.00%

REMUNERATION   REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

DSP performance measure		Weighting	Threshold measures	Target measures	Stretch measures	Actual achievement	2019 achievement %
Safety, health, environment and community	AIFR – three-year rolling average	4.00%	≥5% performance improvement (4.57)	≥10% performance improvement (4.33)	≥15% performance improvement (4.09)	3.31	6.00%
	Major hazard management critical control percentage compliance	4.00%	90% of major hazards identified, assessed and controlled.	92.5% of major hazards identified, assessed and controlled.	95% of major hazards identified, assessed and controlled.	98.47%	6.00%
	Health – site compliance to the global safety standards on organisational health, wellness and fitness for work standard	1.50%	90% compliance	95% compliance	100% compliance	99.27% compliance	2.14%
	Completion of risk assessments per region, including identification of critical controls and actions managed to closure	1.50%	1	2	3	21 Assessments completed group wide	2.25%
	Number of reportable environmental incidents at operating mines	3.00%	2	1	0	3	0.00%
	Greenhouse gas emissions intensity at gold producing operations, measured in Kg CO_2e/tonne	2.00%	7.171	7.150	7.121	7.69	0.00%
	Community: number of human rights violations	1.50%	(0.3)% off base ≤ 2 human rights violations	(0.6)% off base ≤ 1 human rights violations	(1)% off base 0 human rights violations	0	2.25%
	Number of business disruptions as a result of community unrest	2.50%	5	3	1	23	0.00%
Core value: People	Strategic coverage ratio	2.00%	1:1.375	1:1.5	1:1.75	1:1.375	1.00%
	Key staff retention	2.00%	85% pa	90% pa	95% pa	95.5%	3.00%
	Gender diversity	1.00%	13% female representation	15% female representation	17% female representation	19.27%	1.50%
Total		100%					103.25%

Vesting outcomes of the 2017 LTIP awards

The table below summarises AngloGold Ashanti's 2017 LTIP metrics, their weightings and performance against these metrics, which vested in March 2020:

2017 LTIP performance measure	% weighting	% achievement
Relative total shareholder return (TSR)	15%	15.00%
Absolute total shareholder return (TSR)	15%	15.00%
nCroe	20%	20.00%
Portfolio optimisation (20%)		
– Project delivery	10%	3.74%
– Asset optimisation	10%	7.06%
Future optionality (20%)		
– Mineral Resource	10%	0%
– Ore Reserve	5%	5%
– Colombia	5%	5%
Core value: People (10%)		
– Strategic coverage ratio	5%	5%
– Retention of top talent pool	5%	5%
Sub-total	100%	80.80%
Multiplier	±20%	16.90%
Core value: Safety		
– Percent compliance with AngloGold Ashanti safety standards		
TOTAL	100%	94.46%

For comparison purposes, the historical LTIP performance achievements are indicated as follows:

Historical LTIP performance achievement	2012	2013	2014	2015	2016
	37.4%	32.4%	26.1%	41.04%	47.3%

REMUNERATION REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

Total remuneration outcomes – Kelvin Dushnisky, Chief Executive Officer

Start date:	1 September 2018
Notice period:	12 months
Change in control (as described in the Remuneration Policy section "Change in control" on page nn):	12 months

CEO
(%)



■ Base salary ■ Benefits ■ DSP cash ■ DSP deferral

Total actual pay for Mr Dushnisky in 2019, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.

Maximum DSP cash bonus opportunity: 150%	Final cash bonus result: 109.8%
Maximum DSP share awards opportunity: 300%	Final share award result: 219.6%
Total DSP opportunity: 450% (as % of base pay)	Final DSP result for 2019: 329.4% (as % of base pay)

CEO – Key objectives and achievements 2019

Key performance indicators	Achievements
Safety (20%)	• Achieved record AIFR in the history of the Company, delivering a 31% improvement on 2018 • Achieved the target of zero fatalities for the year, a first in the Company's history • Maintained a strong culture of safety, driven by the Company's core values
Market guidance (15%)	• Achieved 2019 full year production, cost and capital guidance, despite several unpredicted externalities and operating challenges (e.g. Brumadinho TSF failure in Brazil) • Achieved record production at Kibali, Tropicana and Iduapriem; Geita delivered highest production in 14 years
Obuasi redevelopment project (15%)	• Delivered first gold pour at Obuasi on time and within budget, and with strong support of key stakeholders
Colombia strategy (5%)	• Reached an agreement with B2Gold to assume operatorship and advance feasibility studies at Gramalote in Colombia • Successfully divested of unwanted Colombian exploration tenements, reducing liabilities and annual holding costs • Advanced feasibility study activities for Quebradona which includes project permitting and extensive consultation activities • Constructively engaged with key stakeholders at all levels
Balance sheet (5%)	• Reduced leverage ratio target from 1.5x to 1.0x to enforce further discipline • Maintained balance sheet flexibility and improved liquidity to strongest levels in recent years • Improved adjusted net debt to adjusted EBITDA to 0.91 times • Increased free cash flow before growth capital by 106% to $448; cash flow from operating activities increased by 22% to $1,047m • Annual dividend increased by 57% to 11 US cents per share year-on-year
Asset divestment (10%)	• Reached agreements to sell Yatela and Sadiola mines in Mali • Meaningfully advanced process to sell the South African assets and Cerro Vanguardia
Government relations (2.5%)	• Established and maintained our licence to operate in every jurisdiction • Led engagements with heads-of-state and other critical stakeholders to ensure alignment to the Company's strategy and gain support for key business activities
Organisational design (10%)	• Implemented initiatives to support the revised COO structures aimed at improving collaboration and information sharing, and efficiencies between the operations and corporate centre • Effective integration of the investor relations, communication and ESG functions under the EVP: Corporate Affairs and Sustainability • Seamless onboarding of new EVP: Business Development and Strategy • Appointment of new SVP: Supply Chain and updated the supply chain structure for improved efficiencies
Investor relations (15%)	• Proactive engagement with media resulting in a factual and positive representation of the Company in the public • Active shareholder engagement through marketing non-deal roadshows and key investor conferences • Delivered improved share-price performance, an 80% increase for the year, which compares favourably with the peer group
Board and enterprise risk reporting (2.5%)	• Streamlined board reports and meeting structures to improve efficiency and promote impactful outcomes

REMUNERATION   REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

CEO's performance bonus outcome 2019

2019 DSP performance year bonus outcome	Weighting	DSP Cash payment outcome
Financial performance targets		
Relative total shareholder return	10.0%	15.00%
Absolute total shareholder return	10.0%	15.00%
nCroe	15.0%	22.50%
Production	12.5%	6.34%
All-in sustaining costs ($m)	15.0%	10.90%
2019 Ore Reserve pre-depletion (Moz)	6.25%	9.37%
2019 Mineral Resource additions pre-depletion (Moz)	6.25%	0.00%
Safety, health, environment and community	20.0%	18.64%
Core value: people	5.0%	5.50%
Total % for Company performance:	100.0%	103.25%
		x
Organisational performance weighting:		70.00%
		=
A - Organisational performance weighted outcome:		72.3%
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		30.00%
		X
Performance rating bonus correlation:		125.00%
		=
B - DSP opportunity based on individual performance:		37.5%
Total % of cash bonus pay opportunity (A+B)		109.78%
		x
On-target total cash bonus opportunity (as % of base pay)		100.00%
On-target total deferred share award opportunity (as % of base pay)		200.00%
		=
Final cash bonus result (as % of base pay)		109.8%
Final deferred share award result (as % of base pay)		219.6%
Base pay as at December 2019 (all offshore payments converted to ZAR at exchange rate of ZAR14.445: USD1		x
		18,778,500
		=
Annual cash portion of DSP:		20,614,098
Annual deferred share portion of DSP (to vest over five years):		41,228,197
Total 2019 deferred share plan award:		61,842,295

Total remuneration outcomes – Christine Ramon, Chief Financial Officer

Start date:	1 October 2014
Notice period:	6 months
Change in control (as described in the Remuneration Policy section "Change in control" on page nn):	6 months

CFO
(%)



Maximum	10	2	15	32
Target	10	2	9	20
Actual earnings	10	2	9	20

0   10   20   30   40   50   60

■ Base salary   ■ Benefits   ■ DSP cash   ■ DSP deferral

Maximum DSP cash bonus opportunity: 127.5%	Final cash bonus result: 95.20%
Maximum DSP share awards opportunity: 277.5%	Final share award result: 207.10%
Total DSP opportunity: 405% (as % of base pay)	Final DSP result for 2019: 302.30% (as % of base pay)

CFO – Key objectives and achievements 2019

Key performance indicators	Achievements
Leadership (5%)	• Actively engaged with relevant stakeholders, to ensure that they are fully informed on the Company's strategy • Informed policy and regulatory matters as chair of the listed companies' CFO Forum in South Africa • Influenced global policies on ethics and worked to improve alignment between public interests and the accounting profession
Integration into operations, people and cost drivers (10%)	• Ensured that group finance, supply chain and IT functions support the overall group strategic objectives • Achieved cost performance within market guidance • Overall capital expenditure has been well contained and below budget/market guidance
Cost discipline (20%)	• Corporate costs were contained within budget • Delivered total forecasted savings related to procurement exceeding the 2019 target by 30% • Optimised shared services for the South Africa region
Liquidity, credit ratings, balance sheet (20%)	• Achieved second Investment Grade rating from Fitch • Maintained good liquidity levels and sufficient headroom on all facilities • Successfully renewed local facilities at Geita and Siguiri • Maintained credit ratings by S&P and Moody's • Achieved an adjusted net debt to EBITDA ratio of 0.91 times, below the Group target of 1 times through the cycle
Risk management (10%)	• Implemented selective and limited hedging strategies to manage both the oil input cost risk and the ZAR gold price risk, providing certainty to the business from a cash flow perspective • Carefully monitored and managed industry legislation changes and other impacts in the Brazilian mining industry related to tailings • Performed a full review of management practices related to strategic, operational and catastrophic risks
Transactional support (10%)	• Advised finance, tax and treasury functions on all transactions, restructuring and fiscal negotiations

REMUNERATION REPORT CONTINUED

Section three: Remuneration implementation report – January to December 2019 *(continued)*

CFO – Key objectives and achievements 2019 *(continued)*

Key performance indicators	Achievements
Reporting and compliance (10%)	• Optimised reporting timelines to report earlier in line with the North American peer group • Enhanced financial reporting to better meet business requirements • Promoted a culture of compliance across the operations
Tax (10%)	• Continued to offset VAT in certain African jurisdictions in a legally compliant manner • Thoroughly assessed uncertain tax positions and addressed from a disclosure/accounting perspective • Engaged with the joint venture partner at Gramalote before the transfer of operatorship was concluded • Ensured that the Company remained tax compliant
Information technology (5%)	• Efficiently managed governance, cyber security and business effectiveness of the overall information management – using technology – function across the business

CFO's performance bonus outcome 2019

2019 DSP performance year bonus outcome	Weighting	DSP Cash payment outcome
Financial performance targets		
Relative total shareholder return	10.0%	15.00%
Absolute total shareholder return	10.0%	15.00%
nCroe	15.0%	22.50%
Production	12.5%	6.34%
All-in sustaining costs ($m)	15.0%	10.90%
2019 Ore Reserve pre-depletion (Moz)	6.25%	9.37%
2019 Mineral Resource additions pre-depletion (Moz)	6.25%	0.00%
Safety, health, environment and community	20.0%	18.64%
Core value: people	5.0%	5.50%
Total % for Company performance:	100.0%	103.25%
		x
Organisational performance weighting:		60.00%
		=
A - Organisational performance weighted outcome:		62.0%
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		40.00%
		X
Performance rating bonus correlation:		125.00%
		=
B - DSP opportunity based on individual performance:		50.0%
Total % of cash bonus pay opportunity (A+B)		111.95%
		x
On-target total cash bonus opportunity (as % of base pay)		85.00%
On-target total deferred share award opportunity (as % of base pay)		185.00%
		=
Final cash bonus result (as % of base pay)		95.2%
Final deferred share award result (as % of base pay)		207.1%
Base pay as at December 2019 (all offshore payments converted to ZAR at exchange rate of ZAR14.445:USD1		x 9,638,912 =
Annual cash portion of DSP:		9,172,148
Annual deferred share portion of DSP (to vest over five years):		19,962,910
Total 2019 deferred share plan award:		29,135,058

CFO's performance bonus outcome 2019 *(continued)*

2017 LTIP performance measures	Weighting	DSP Cash payment outcome
Relative total shareholder return	15%	15.00%
Absolute total shareholder return	15%	15.00%
nCroe	20%	20.00%
Portfolio optimisation	20%	10.80%
Future optionality	20%	10.00%
Core value: people	10%	10.00%
Total	100%	80.80%
Core value: safety multiplier	±20%	16.90%
A - LTIP performance measures:		94.46%
		x
B - 2017 number of shares allocated based on 200% of annual basic salary		110,595
		x
C - Share price as at 28 February 2020		277.77
		x
Value of 2019 vesting		29,016,612

Non-executive directors' fees and allowances

The board elected not to take an increase in 2019, given prevailing market conditions. Non-executive directors have not received an increase in their fees since 2014. Note that while the fees have not changed, the absolute figures will vary according to the number of meetings held in the particular year.

The table below summarises directors' fees for the period as well as the comparative totals for 2018 and 2017:

Non-executive directors' fees and allowances (US dollars)

	Director fees	Committee fees	Travel allowance	Total	Total	
	2019				2018	2017
SM Pityana (Chairman)	303,000	73,750	10,000	386,750	441,000	372,250
AH Garner	123,500	37,000	35,000	195,500	200,000	200,750
AM Ferguson [1]	123,500	50,500	42,500	216,500	52,500	–
MJ Kirkwood [2]	33,500	22,250	6,250	62,000	246,750	230,750
NP January-Bardill	123,500	56,000	6,250	185,750	197,500	179,500
R Gasant	123,500	63,500	6,250	193,250	229,500	182,000
RJ Ruston	123,500	56,000	38,750	218,250	260,750	212,000
MDC Richter	123,500	71,750	35,000	230,250	235,250	203,250
DL Hodgson [2]	33,500	13,500	–	47,000	189,750	167,000
JE Tilk [1]	123,500	47,000	60,000	230,500	–	–
M Ramos [3]	70,000	30,500	6,250	106,750	–	–
Total	1,304,500	521,750	246,250	2,072,500	2,053,000	1,747,500

[1] Director's travel allowance includes travel for site inductions.

[2] Directors resigned effective 9 May 2019

[3] Director joined on 1 June 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the covid-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals,

fluctuations in gold prices and exchange rates, (including as a result of the covid-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors:

Ernst & Young Inc.

Offices

Registered and corporate

76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662

Ghana

Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive

KPM Dushnisky [§] (Chief Executive Officer)
KC Ramon [^] (Chief Financial Officer)

Non-executive

SM Pityana [^] (Chairman)
AM Ferguson *
AH Garner [#]
R Gasant [^]
NP January-Bardill [^]
NVB Magubane [^]
M Ramos [^]
MDC Richter [#]
RJ Ruston ~
JE Tilk [§]

* British [§] Canadian [#] American
~ Australian [^] South African

Officers

Executive Vice President: General Counsel,
Compliance and Company Secretary
ME Sanz Perez

Investor relations contacts

Sabrina Brockman

Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

Fundisa Mgidi

Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Yatish Chowthee

Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

Share registrars

South Africa

South Africa Computershare Investor Services
(Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Australia

Computershare Investor Services
Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra,
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT[SM]

BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS



ANGLOGOLDASHANTI

www.anglogoldashanti.com
www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2020

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance